
11005963

2010 ANNUAL REPORT

PARK
NATIONAL
CORPORATION

PARK NATIONAL CORPORATION

CENTURY NATIONAL BANK

FAIRFIELD NATIONAL BANK

Farmers Bank — Farmers and Savings Bank

FIRST-KNOX NATIONAL BANK — ...Someone you can trust

GUARDIAN FINANCE COMPANY

PARK NATIONAL BANK

PARK NATIONAL BANK — Southwest Ohio & Northern Kentucky

Richland Bank

SECOND NATIONAL BANK

Scope Aircraft Finance

SECURITY NATIONAL BANK

United Bank

Unity National Bank

Vision Bank — "Your Community Bank"



TABLE OF CONTENTS



To Our Stockholders . . . 3

Financial Highlights . . . 6

Stockholders' Information . . . 7

Park National Corporation Directors & Executive Officers . . . 8

Directors:

Century National Bank Division . . . 9

Fairfield National Bank Division . . . 10

Farmers and Savings Bank Division . . . 11

First-Knox National Bank Division . . . 12

The Park National Bank . . . 13

Park National Bank of Southwest Ohio & Northern Kentucky Division . . . 14

Richland Bank Division . . . 15

Second National Bank Division . . . 16

Security National Bank Division . . . 17

United Bank Division . . . 18

Unity National Bank Division . . . 19

Vision Bank – Alabama Division . . . 20

Vision Bank – Florida . . . 21

Officers of Corporation & Affiliates . . . 22

Financial Review . . . 30

Management's Report on Internal Control Over Financial Reporting . . . 48

Report of Independent Registered Public Accounting Firm . . . 49

Financial Statements:

Consolidated Balance Sheets . . . 50

Consolidated Statements of Income . . . 52

Consolidated Statements of Changes in Stockholders' Equity . . . 54

Consolidated Statements of Cash Flows . . . 55

Notes to Consolidated Financial Statements . . . 56

Park National Corporation (Park or PRK) 2010 net income was $74.2 million, the same amount we reported one year ago. Net income available to common shareholders, after deduction of preferred stock dividends and the related accretion, was $68.4 million in both 2010 and 2009.

We maintained dividends on Park common stock last year during a time when most large banking companies previously reduced, substantially in many cases, dividends paid to their stockholders. Park's board of directors declared the first quarter dividend of $0.94 per common share payable on March 10, 2011 for shareholders of record on February 25, 2011, continuing a pattern we expect to follow in 2011.

Diluted earnings per common share were $4.51 for 2010 and $4.82 for 2009, a decrease of 6.4%. Common shares outstanding were 15,398,934 at December 31, 2010 compared to 14,882,780 at December 31, 2009, an increase of 3.5%.

We raised more capital last year, after successfully doing the same in 2009. In 2010 we added $33.5 million in Tier 1 capital from the sale of 509,184 shares of common stock.

The sales price of the shares sold in 2010, net of all expenses, was $65.79 per share, or approximately 1.6 times the Park common stock value of $41.71 at December 31, 2009. It was uncommon for banking companies to sell common stock at a price significantly above common book value during 2009 and 2010, so we are very pleased with the results.

As stockholders, our preference is to refrain from raising capital by selling common stock. Being masters of the obvious, issuing more common stock causes ownership dilution and typically reduces earnings per share, neither being attractive alternatives. But general economic conditions, the state of the banking industry and our desire to fortify our capital position, caused us, for the second consecutive year, to conclude we should raise additional capital, if it could be done at a reasonable price. And the net price we received was very reasonable compared to industry peers.

The additional common equity (approximately $87 million in total for 2009 and 2010) provides Park with a critically important level of additional safety. Below is a brief summary of common shareholders' equity since December 31, 2008, including the additional capital:

December 31, (dollars in millions)	2010	2009	2008
Park common shareholders' equity	$649	$621	$547

The additional capital discussed above increased our capital ratios to be well beyond regulatory standards considered to be well capitalized. We continue to monitor banking conditions carefully as we move into 2011.

While we don't have current plans to raise additional capital, we think it's important to be able to react in an efficient and timely manner should the occasion arise. For that reason, our board is recommending that stockholders approve a change to our bylaws that eliminates preemptive rights. You will find more detail of this request in the proxy statement for this year's annual meeting.

We believe preemptive rights made great sense for our stockholders several years ago when we were more closely held and our stock traded infrequently. Daily trading activity in PRK has improved from years ago, although our volume remains modest compared to many publicly traded companies. Yet it is very clear that should your board of directors approve a new issue of common stock, and if we as stockholders wish to maintain our relative ownership position, we can simply call a broker and the necessary additional PRK stock can be purchased, leaving our relative ownership in PRK intact. Preemptive rights for our stockholders in the current environment has outlived its usefulness.

Eliminating preemptive rights will provide your board of directors with greater flexibility to manage capital. Importantly though, eliminating preemptive rights does not alter the approval process that requires formal action by your board of directors. We encourage your support of this recommendation and as always, are available to answer questions on this topic as well as other matters of importance.

An ongoing challenge for us since mid-2007 has been addressing conditions within markets served by our Vision Bank subsidiary, operating in Baldwin County, Alabama and the panhandle of Florida.

The oil spill in the Gulf of Mexico in April, 2010 significantly delayed an economic recovery in these markets. The oil spill exacerbated an already poor economy in the Gulf area. The Horizon deep water well was successfully capped late in the summer last year, but unfortunately, not until after the most significant part of the tourism season concluded. Tourism expenditures within the Gulf coast areas were greatly curtailed last year.

Businesses dependent upon tourism suffered considerably. While many businesses were aided in part by BP relief funds, the simple fact is that markets served by Vision Bank remain significantly challenged and recovery is not expected to occur until 2011,

2012 or even longer. We continue to explore a number of alternatives to lower our exposure to inordinately high levels of troubled assets, the majority of which are held within the Vision Bank portfolios.

We continue to experience high levels of net charge-offs and provisions for loan losses, primarily related to the exposure at our Vision Bank subsidiary, where property values have experienced significant devaluations as a result of the recent recession and the oil spill in the Gulf of Mexico. That said, provisions for loan losses experienced a moderate decline in 2010, a trend that we expect will continue in 2011. Here is a useful historical comparison:

(dollars in millions)	**2010**	2009	2008	2007	2006
Annual provision for loan losses	$64.9	$68.8	$70.5	$29.5	$3.9
Allowance for loan losses as a percentage of loans	2.57%	2.52%	2.23%	2.06%	2.03%

We remain committed to doing all within our power to reduce the level of troubled assets on our balance sheet. Do we expect a return to 2006 when we had minimal losses? No. But we know improvements in asset quality are possible, necessary and ultimately inevitable.

We are extremely pleased with the efforts of our associates coupled with the exceptional work being done by Southeast Property Solutions, LLC. (SPS), a firm we engaged to bolster our collection efforts at Vision Bank. Troubled assets increased for the third consecutive year at Vision Bank but still we made progress by getting many problems resolved in both Florida and Alabama. Unfortunately, more problem assets came on the books than went off last year, a trend that will reverse itself in the future.

The operating results of our Ohio-based subsidiaries continue to be superb.

Our collective Ohio banking divisions of The Park National Bank (PNB) generated over $100 million in net income last year, producing ratios that continue to compare very favorably to our peers. The Uniform Bank Performance Report, produced by the federal government, compares key operating ratios of PNB, including all of our 11 community bank divisions in Ohio and northern Kentucky, against median performance results for all other commercial banks in the country having assets greater than $3 billion. Below is a key ratio from the report that demonstrates superior performance over the past 3 years:

December 31, (dollars in millions)	**2010 PNB**	**2010 Peers**	2009 PNB	2009 Peers	2008 PNB	2008 Peers
Return on average assets	**1.66%**	**.50%**	1.65%	–.24%	1.60%	–.16%

PNB finished in the 92nd, 91st and 95th percentile ranking compared to peers in the previous 3 years respectively, beginning with 2010. Performing in the top 10% in the country is very special.

Our other Ohio-based subsidiary is Guardian Financial Services Company, headquartered in Hilliard, Ohio. Last year Guardian's net income exceeded $2 million for the first time. Earl Osborne, Matt Marsh and all the associates at Guardian are clearly contributing to Park's success.

On a larger scale, an economic recovery, while modest, continues at the national level. But stubbornly high unemployment continues. In many markets served by our affiliates, unemployment is at double-digit levels with little promise of relief in the near term.

The national economy is awash in liquidity, but there is only modest loan demand, largely due to reduced levels of consumer spending which in turn, causes business and industry to maintain a conservative posture. New commercial construction, additions to manufacturing facilities and improvements to existing facilities (including equipment replacement) is occurring at a very slow pace. The single family housing inventory in each of the markets we serve has significant excess supply causing new home construction to remain at historically low levels.

A positive note is that long term interest rates remain very attractive for borrowers. There were periods during 2010 where we experienced interest rates for single family home loans that were the lowest in over 50 years. Accordingly, our single family home loan refinance volume was the 3rd highest in the past 10 years.

We are proud of our associates who were able to originate, process and service such a high volume of loans for customers in 2010. A nice story within this robust activity was that 1 in 5 of our new mortgage loans paid off other lenders. Thus, we were pleased to welcome many new customers to the Park affiliate family last year. Since our associates were able to maintain pace with the exceptionally strong refinance demand, our affiliate banks typically led mortgage production levels in their headquarter counties.

On another front, we took advantage of three very unusual conditions that existed last year, and already once in the first quarter of 2011, resulting in the sale of securities at significant gains. The pre-tax gains were approximately $11.9 million last year and $6.6 million in February of this year.

It is rare for us to take gains in the investment portfolio. Gains are typically little more than accelerating the recognition of income and corresponding income taxes. But certain events, such as Federal Reserve actions regarding monetary policy implementation, created opportunities with certain securities. Rather than risk the chance

that the gains would vanish, we decided to take the gains and reinvest the proceeds into other investments that fit within our policies dealing with sound asset and liability management.

In our view, 2010 may be remembered as the "year of technology" for Park. We prefer that label instead of the "year of problem assets."

As a result of a revised technology strategic plan adopted in late 2008, we embarked on a program to significantly improve our core operating systems, to dramatically improve our disaster recovery capability and to change the way we process and handle paper items at the teller counter and with our commercial customers in their place of business.

The result was a highly successful upgrade in our teller operations while offering commercial customers ways to gain credit for their paper check deposits without making a trip to the bank. Electronic imaging is here to stay, and we now offer commercial and consumer electronic banking services that are competitive within our markets.

Further improvements in our technology related services will occur this year. Web sites at each of our banking divisions will see "makeovers", the end result of which will be a cleaner, more logical and user-friendly online experience. We soon will have a new fully integrated disaster recovery site that is redundant to our main frame and operating system. We are far more comfortable knowing that, in the event of equipment failure, a natural disaster or for some other reason we lose use of the main frame at our operations center, our customers will continue to be served in a near seamless fashion on new main frame equipment.

All the technology in the world is a poor substitute for high quality service delivery that distinguishes Park from our competition. As we frequently remind our associates, the color of money is green for everyone. It's the way we handle the money that allows a customer or prospective customer to appreciate and value our service.

We think about service a lot... how we deliver service, how we can improve and what lessons we can learn from our experiences and from others. Last year we embarked on a systematic analysis of our service culture. We enlisted the help of an expert who has world-class experience helping other companies standardize and markedly improve their service quality.

The result is what we call "Service Excellence" and it is our attempt to elevate service to higher levels. We will implement a standardized set of best practices throughout our organization by mid-2011. Each day, you will find us reviewing our service standards, sharing stories of great and not-so-great service. We learn from each other and we begin each day with great service in mind. We hope you notice...

We are fortunate to have a dedicated board of directors providing counsel and support during challenging economic times. We were pleased last year when Steve Kambeitz assumed leadership of the Audit Committee and equally pleased in early 2011 when Sarah Reese Wallace agreed to assume leadership of the Nominating Committee. Sarah's father, of course, is J. Gilbert Reese, the son of Everett D. Reese, and Sarah provides family continuity and judgment to Park dating back to 1921 when Everett first joined the Park bank. Since becoming an emeritus board member in 2009, Gib attends board meetings occasionally making sure we do not stray too much.

As we close this letter, we want to recognize Bill McConnell. The Ohio Bankers League (OBL) recognized Bill as a "Pioneer in Banking" last October at their annual meeting in Columbus. In the OBL's decades-long history, he is only the second banker so honored. Bill has brought recognition and honor once again to Park. Only Ev Reese and Bill McConnell served, from the same bank in the state of Ohio, as the chairman of the American Bankers Association in the 20th Century. Bill's dedication to the profession, to the industry, and to leadership within our bank and to our communities is legendary. We were so proud when Bill was recognized by the OBL.

As always, we close with a commitment to do all we can to improve the performance of Park. We cannot control outside events like the economy, the weather and political winds. But we can control our effort, our dedication and our perseverance. Our customers, our communities, our colleagues and our stockholders deserve the best efforts on all fronts—and they'll get them. You can help by sending folks our way. We will provide them with service that will make you look good for the referral.



C. Daniel DeLawder
Chairman



David L. Trautman
President

(In thousands, except per share data)	2010	2009	Percent Change
Earnings:			
Total interest income	**$ 345,517**	$ 367,690	−6.03%
Total interest expense	**71,473**	94,199	−24.13%
Net interest income	**274,044**	273,491	0.20%
Net income available to common shareholders (x)	**68,410**	68,430	−0.03%
Per Share:			
Net income per common share – basic (x)	**4.51**	4.82	−6.43%
Net income per common share – diluted (x)	**4.51**	4.82	−6.43%
Cash dividends declared	**3.76**	3.76	—
Common book value (end of period)	**42.12**	41.71	0.98%
At Year-End:			
Total assets	**$7,298,377**	$7,040,329	3.67%
Deposits	**5,095,420**	5,188,052	−1.79%
Loans	**4,732,685**	4,640,432	1.99%
Investment securities	**2,039,791**	1,863,560	9.46%
Total borrowings	**1,375,652**	1,053,850	30.54%
Total stockholders' equity	**745,824**	717,264	3.98%
Ratios:			
Return on average common equity (x)	**10.53%**	11.81%	—
Return on average assets (x)	**0.97%**	0.97%	—
Texas ratio (a)	**48.76%**	44.18%	—
Efficiency ratio	**54.75%**	54.01%	—

(x) Reported measure uses net income available to common shareholders. Net income available to common shareholders is calculated as net income less preferred stock dividends and accretion, associated with the preferred stock issued to the U.S. Treasury under the Capital Purchase Program.

(a) Reported measure is calculated as nonperforming assets divided by the sum of tangible common equity plus the allowance for loan losses. Tangible common equity equals stockholders' equity less preferred stock and goodwill and other intangibles, in each case at the end of the period.

STOCK LISTING:

NYSE Amex Symbol – PRK
CUSIP #700658107

GENERAL STOCKHOLDER INQUIRIES:

Park National Corporation
David L. Trautman, Secretary
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3927

DIVIDEND REINVESTMENT PLAN:

The Corporation offers a plan whereby participating stockholders can purchase additional shares of Park National Corporation common stock through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. Details of the plan and an enrollment card can be obtained by contacting the Corporation's Stock Transfer Agent and Registrar as indicated below.

DIRECT DEPOSIT OF DIVIDENDS:

The Corporation's stockholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all stockholders. If you have any questions or need an enrollment form, please contact the Corporation's Stock Transfer Agent and Registrar as indicated below.

STOCK TRANSFER AGENT AND REGISTRAR:

First-Knox National Bank, Division of The Park National Bank
Post Office Box 1270
One South Main Street
Mount Vernon, Ohio 43050-1270
800/837-5266 Ext. 5208

FORM 10-K:

All forms filed by the Corporation with the SEC (including our Form 10-K for 2010) are available on our website by clicking on the Documents/SEC Filings section of the Investor Relations page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above.

INTERNET ADDRESS:

www.parknationalcorp.com

E-MAIL:

David L. Trautman
dtrautman@parknationalbank.com

PARK NATIONAL CORPORATION

Total Banking Offices: 141
Total ATMs: 171
Total Financial Service Centers: 149
Asset Size: $7.3 Billion
Headquarters: Newark, Ohio
NYSE Amex: PRK
Website: ParkNationalCorp.com



Maureen H. Buchwald
Owner, Glen Hill Orchards, LLC



James J. Cullers
Sole Proprietor, Mediation and Arbitration Services



C. Daniel DeLawder
Chairman



Harry O. Egger
Vice Chairman



F.W. Englefield, IV
President, Englefield, Inc.



Stephen J. Kambeitz
President and CFO, RC Olmstead



John W. Kozak
Chief Financial Officer



William T. McConnell
Chairman of the Executive Committee



Timothy S. McLain
Vice President, McLain, Hill, Rugg & Associates Inc.



John J. O'Neill
Chairman, Southgate Corporation



William A. Phillips
Chairman, Century National Bank



Rick R. Taylor
President, Jay Industries, Inc.



David L. Trautman
President



Sarah R. Wallace
Chairman of the Board, First Federal Savings and Loan Association of Newark



Lee Zazworsky
President, Mid State Systems, Inc.

CENTURY NATIONAL BANK

DIVISION OF THE PARK NATIONAL BANK

Offices: 15 **ATMs:** 17
Website: CenturyNationalBank.com
President: Thomas M. Lyall
Counties Served: Athens, Coshocton, Hocking, Muskingum, Perry, Tuscarawas

Main Office - Zanesville
14 South Fifth Street
Post Office Box 1515
Zanesville, Ohio 43702-1515

Athens*
898 East State Street
Athens, Ohio 45701-2115

Coshocton**
100 Downtowner Plaza
Coshocton, Ohio 43812-1921

Dresden*
91 West Dave Longaberger Avenue
Dresden, Ohio 43821-9726

Logan*
61 North Market Street
Logan, Ohio 43138

New Concord*
1 West Main Street
New Concord, Ohio 43762-1218

New Lexington*
206 North Main Street
New Lexington, Ohio 43764-1263

Newcomerstown*
220 East State Street
Newcomerstown, Ohio 43832

Zanesville - Consumer Lending and Collections Center
33 South Fifth Street
Zanesville, Ohio 43701

Zanesville - East*
1705 East Pike
Zanesville, Ohio 43701-6601

Zanesville - Kroger*
3387 Maple Avenue
Zanesville, Ohio 43701

Zanesville - Lending Center*
505 Market Street
Zanesville, Ohio 43701

Zanesville - North*
1201 Brandywine Boulevard
Zanesville, Ohio 43701-1086

Zanesville - North Military*
990 Military Road
Zanesville, Ohio 43701

Zanesville - South*
2127 Maysville Avenue
Zanesville, Ohio 43701-5748

Zanesville - South Maysville*
2810 Maysville Pike
Zanesville, Ohio 43701

Off-Site ATM Locations

Zanesville - Genesis HealthCare System
Bethesda Campus
2951 Maple Avenue

Zanesville - Genesis HealthCare System
Good Samaritan Campus
800 Forest Avenue

*Includes Automated Teller Machine
**Includes Automated Teller Machine Drive-up and Walk-up



Top Row: **Michael L. Bennett** - The Longaberger Company; **Ronald A. Bucci** - Stoneware Properties and General Graphics Co. Inc.; **Ward D. Coffman, III** - Coffman Law Offices; **Robert D. Goodrich, II** - Retired, Wendy's Management Group, Inc.; **Patrick L. Hennessey** - P&D Transportation, Inc.; **Robert D. Kessler** - Kessler Sign Company; **Henry C. Littick, II** - Southeastern Ohio Broadcasting Systems, Inc.

Bottom Row: **Thomas M. Lyall** - President; **Timothy S. McLain**, CPA - McLain, Hill, Rugg and Associates, Inc.; **Don R. Parkhill** - Jacobs, Vanaman Agency, Inc.; **William A. Phillips** - Chairman; **James L. Shipley** - Miller-Lynn Insurance Service and Smith-Brogan Insurance Agency; **Thomas L. Sieber** - Retired, Hospital Administrator; **Dr. Anne C. Steele** - Muskingum University; **Dr. Robert J. Thompson** - Neurological Associates of Southeastern Ohio, Inc.

FAIRFIELD NATIONAL BANK

DIVISION OF THE PARK NATIONAL BANK

Offices: 12 **ATMs:** 17
Website: FairfieldNationalBank.com
President: Stephen G. Wells
Counties Served: Fairfield, Franklin

Main Office - Lancaster
143 West Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607

Main Office Drive-Thru*
150 West Wheeling Street
Lancaster, Ohio 43130-3707

Baltimore*
1301 West Market Street
Baltimore, Ohio 43105-1044

Canal Winchester - Kroger*
6095 Gender Road
Canal Winchester, Ohio 43110

Lancaster - East Main*
1001 East Main Street
Lancaster, Ohio 43130

Lancaster - East Main Street - Kroger*
1141 East Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607

Lancaster - Meijer*
2900 Columbus-Lancaster Road
Post Office Box 607
Lancaster, Ohio 43130-0607

Lancaster - Memorial Drive*
1280 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607

Lancaster - Memorial Drive - Kroger*
1735 North Memorial Drive
Lancaster, Ohio 43130-0607

Lancaster - West Fair*
1001 West Fair Avenue
Lancaster, Ohio 43130

Pickerington - Central - Kroger*
1045 Hill Road North
Pickerington, Ohio 43147

Pickerington - North - Kroger**
7833 Refugee Road NW
Pickerington, Ohio 43147

Reynoldsburg - Slate Ridge*
1988 Baltimore-Reynoldsburg Road
(Route 256)
Reynoldsburg, Ohio 43068

Off-Site ATM Locations

Lancaster - Fairfield Medical Center (2)
401 North Ewing Street

Lancaster - Ohio University - Lancaster
1570 Granville Pike

Lancaster - River View Surgery Center
2401 North Columbus Street

*Includes Automated Teller Machine
**Includes Automated Teller Machine Drive-up and Inside










Charles P. Bird, Ph.D. - Retired, Ohio University; **Leonard F. Gorsuch** - Fairfield Homes, Inc.; **Eleanor V. Hood** - The Lancaster Festival; **Jonathan W. Nusbaum, M.D.** - Retired, Surgeon; **S. Alan Risch** - Risch Drug Stores, Inc.; **Mina H. Ubbing** - Fairfield Medical Center; **Paul Van Camp** - P.V.C. Limited; **Stephen G. Wells** - President

FarmersBank

Farmers and Savings Bank

Division of The Park National Bank

Offices: 3 **ATMs:** 4
Website: FarmersandSavings.com
President: James S. Lingenfelter
County Served: Ashland

Main Office - Loudonville*
120 North Water Street
Post Office Box 179
Loudonville, Ohio 44842-0179

Ashland*
1161 East Main Street
Ashland, Ohio 44805-2831

Perrysville*
112 North Bridge Street
Post Office Box 156
Perrysville, Ohio 44864-0156

Off-Site ATM Location
Loudonville - Stake's Short Stop
3052 State Route 3

*Includes Automated Teller Machine








Patricia A. Byerly - Retired, Byerly-Lindsey Funeral Home; **Timothy R. Cowen** - Cowen Truck Line, Inc.; **James S. Lingenfelter** - President; **Roger E. Stitzlein** - Loudonville Farmers Equity; **Chris D. Tuttle** - Amish Oak Furniture Company, Inc.; **Gordon E. Yance** - First-Knox National Bank



Offices: 11 **ATMs:** 18
Website: FirstKnox.com
President: Gordon E. Yance
Counties Served: Holmes, Knox, Morrow, Southern Richland

Main Office - Mount Vernon
One South Main Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270

Bellville*
154 Main Street
Bellville, Ohio 44813-1237

Centerburg*
35 West Main Street, Drawer F
Centerburg, Ohio 43011-0806

Danville*
4 South Market Street
Post Office Box 29
Danville, Ohio 43014-0029

Fredericktown*
137 North Main Street
Fredericktown, Ohio 43019-1109

Millersburg*
225 North Clay Street
Millersburg, Ohio 44654-1302

Millersburg - Walmart*
1640 South Washington Street
Millersburg, Ohio 44654-8901

Mount Gilead
17 West High Street
Mount Gilead, Ohio 43338-1212

Mount Gilead - Edison*
504 West High Street
Mount Gilead, Ohio 43338-1004

Mount Vernon - Blackjack Road*
8641 Blackjack Road
Mount Vernon, Ohio 43050-9051

Mount Vernon - Coshocton Avenue*
810 Coshocton Avenue
Mount Vernon, Ohio 43050-1931

Mount Vernon - Operations Center
105 West Vine Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270

Off-Site ATM Locations

Fredericktown - Fast Freddies
89 South Main Street

Gambier - Kenyon College Bookstore
106 Gaskin Avenue

Howard - Apple Valley
21973 Coshocton Road

Mount Gilead - ATD Enterprises Marathon
6154 State Route 95

Mount Gilead - Morrow County Hospital
651 West Marion Road

Mount Vernon - Colonial City Lanes
110 Mount Vernon Avenue

Mount Vernon - Knox Community Hospital
1330 Coshocton Road

Mount Vernon - Mount Vernon Nazarene University
800 Martinsburg Road

Mount Vernon
11 West Vine Street

*Includes Automated Teller Machine













Top Row: **Maureen Buchwald** - Glen Hill Orchards, LLC; **James J. Cullers** - Mediation and Arbitration Services; **Ronald J. Hawk** - Danville Feed and Supply, Inc.; **William B. Levering** - Levering Management, Inc.; **Daniel L. Mathie** - Critchfield, Critchfield & Johnston, Ltd.

Bottom Row: **Noel C. Parrish** - NOE, Inc.; **Mark R. Ramser** - Ohio Cumberland Gas Co.; **Vickie A. Sant** - Executive Vice President; **R. Daniel Snyder** - Retired Director, Snyder Funeral Homes, Inc.; **Roger E. Stitzlein** - Loudonville Farmers Equity; **Gordon E. Yance** - President

PARK NATIONAL BANK

Offices: 18 **ATMs:** 24
Website: ParkNationalBank.com
Chairman: C. Daniel DeLawder
President: David L. Trautman
Counties Served: Franklin, Licking

Main Office - Newark*
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500

Columbus
140 East Town Street, Suite 1400
Columbus, Ohio 43215

Gahanna - Kroger*
1365 Stoneridge Drive
Gahanna, Ohio 43230

Granville*
119 East Broadway
Granville, Ohio 43023

Heath - Southgate*
567 Hebron Road
Heath, Ohio 43056

Heath - 30th Street*
800 South 30th Street
Heath, Ohio 43056

Hebron*
103 East Main Street
Post Office Box 268
Hebron, Ohio 43025-0268

Johnstown*
60 West Coshocton Street
Post Office Box 446
Johnstown, Ohio 43031-0446

Kirkersville
177 East Main Street
Post Office Box 38
Kirkersville, Ohio 43033-0038

Newark - Deo Drive - Kroger*
245 Deo Drive, Suite A
Post Office Box 3500
Newark, Ohio 43058-3500

Newark - Dugway*
1495 Granville Road
Newark, Ohio 43055

Newark - Eastland*
1008 East Main Street
Newark, Ohio 43055

Newark - McMillen*
1633 West Main Street
Newark, Ohio 43055

Newark - 21st Street*
990 North 21st Street
Newark, Ohio 43055

Pataskala - Kroger**
350 East Broad Street
Pataskala, Ohio 43062

Reynoldsburg - Kroger*
8460 Main Street
Reynoldsburg, Ohio 43068

Utica*
33 South Main Street
Post Office Box 486
Utica, Ohio 43080-0486

Worthington*
7140 North High Street
Worthington, Ohio 43085

Operations Centers
21 South First Street*
and 22 South First Street
Post Office Box 3500
Newark, Ohio 43058-3500

Off-Site ATM Locations

Granville - Denison University
Slayter Hall

Granville -Kendal at Granville
2158 Columbus Road

Hebron - Kroger
600 East Main Street

Newark - Licking Memorial Hospital
1320 West Main Street

Newark - OSU-N/COTC
1179 University Drive

Reynoldsburg - Kroger
6962 East Main Street

*Includes Automated Teller Machine
**Includes Automated Teller Machine Drive-up and Inside



Top Row: **Donna M. Alvarado** - AGUILA International; **C. Daniel DeLawder** - Chairman; **F.W. Englefield IV** - Englefield, Inc.; **Stephen J. Kambietz** - RC Olmstead; **John W. Kozak** - Chief Financial Officer; **William T. McConnell** - Chairman of the Executive Committee

Bottom Row: **Dr. Charles Noble, Sr.** - Shiloh Missionary Baptist Church; **John J. O'Neill** - Southgate Corporation; **Robert E. O'Neill** - Southgate Corporation; **J. Gilbert Reese** - Director Emeritus; **David L. Trautman** - President; **Sarah R. Wallace** - First Federal Savings; **Lee Zazworsky** - Mid State Systems, Inc.

PARK NATIONAL BANK

Southwest Ohio & Northern Kentucky

Offices: 10 **ATMs:** 9
Website: BankWithPark.com
Counties Served: Boone (KY), Butler, Clermont, Hamilton, Warren

Main Office - West Chester*
8366 Princeton-Glendale Road
Post Office Box 1130
West Chester, Ohio 45071-1130

Amelia - Main Street*
5 West Main Street
Amelia, Ohio 45102

Amelia - Ohio Pike*
1187 Ohio Pike
Amelia, Ohio 45102

Anderson*
1075 Nimitzview Drive
Cincinnati, Ohio 45230

Eastgate*
4550 Eastgate Boulevard
Cincinnati, Ohio 45245

Florence
600 Meijer Drive, Suite 303
Florence, Kentucky 41042

Milford*
25 Main Street
Milford, Ohio 45150

New Richmond
100 Western Avenue
New Richmond, Ohio 45157

Owensville*
5100 State Route 132
Owensville, Ohio 45160

Springboro*
720 Gardner Road
Springboro, Ohio 45066

Off-Site ATM Location
New Richmond - Berry Pharmacy
1041 Old US 52

*Includes Automated Teller Machine








Nicholas L. Berning - Retired, Berning Financial Consulting; **Thomas J. Button** - The Park National Bank; **Daniel L. Earley** - Retired President, Chairman; **Martin J. Grunder, Jr.** - Grunder Landscaping Co.; **Richard W. Holmes** - Retired, PricewaterhouseCoopers LLP; **Larry H. Maxey** - Synchronic Business Solutions

Richland Bank

DIVISION OF THE PARK NATIONAL BANK

Offices: 12 **ATMs:** 15
Website: RichlandBank.com
President: David J. Gooch
County Served: Richland

Main Office - Mansfield*
3 North Main Street
Post Office Box 355
Mansfield, Ohio 44901-0355

Butler*
85 Main Street
Butler, Ohio 44822-9618

Lexington*
276 East Main Street
Lexington, Ohio 44904-1300

Mansfield - Ashland Road*
797 Ashland Road
Mansfield, Ohio 44905-2075

Mansfield - Cook Road*
460 West Cook Road
Mansfield, Ohio 44907-2395

Mansfield - Lexington Avenue - Kroger*
1500 Lexington Avenue
Mansfield, Ohio 44907

Mansfield - Madison - Kroger*
1060 Ashland Road
Mansfield, Ohio 44905-8797

Mansfield - Marion Avenue*
50 Marion Avenue
Mansfield, Ohio 44903-2302

Mansfield - Springmill*
889 North Trimble Road
Mansfield, Ohio 44906-2009

Mansfield - West Park*
1255 Park Avenue West
Mansfield, Ohio 44906-2810

Ontario*
325 North Lexington-Springmill Road
Ontario, Ohio 44906-1218

Shelby - Mansfield Avenue*
155 Mansfield Avenue
Shelby, Ohio 44875-1832

Off-Site ATM Locations

Mansfield - Kroger
1240 Park Avenue West

Mansfield - McDonalds Restaurant
State Route 13 and I-71
25 West Hanley Road

Mansfield - StarTek, Inc.
850 West Fourth Street

*Includes Automated Teller Machine



Top Row: **Ronald L. Adams** - Retired, DAI Emulsions, Inc.; **Mark Breitinger** - Milark Industries; **Michael L. Chambers** - J&B Acoustical; **Benjamin A. Goldman** - Retired, Superior Building Services

Bottom Row: **David J. Gooch** - President; **Timothy J. Lehman** - Chairman of the Board; **Grant E. Milliron** - Milliron Industries; **Shirley Monica** - S.S.M. Inc.; **Linda H. Smith** - Ashwood LLC; **Rick R. Taylor** - Jay Industries, Inc.



SECOND NATIONAL BANK

Division of The Park National Bank

Offices: 9 **ATMs:** 7
Website: SecondNational.com
President: John E. Swallow
Counties Served: Darke, Mercer

Main Office - Greenville
499 South Broadway
Post Office Box 130
Greenville, Ohio 45331-0130

Arcanum - Downtown
1 West George Street
Arcanum, Ohio 45304

Arcanum - North*
603 North Main Street
Arcanum, Ohio 45304

Ft. Recovery*
117 North Wayne Street
Ft. Recovery, Ohio 45846

Greenville - North*
1302 Wagner Avenue
Greenville, Ohio 45331

Greenville - South
Located inside the Brethren Retirement Community
750 Chestnut Street
Greenville, Ohio 45331

Greenville - Third and Walnut*
175 East Third Street
Greenville, Ohio 45331

Greenville - Walmart*
1501 Wagner Avenue
Greenville, Ohio 45331

Versailles*
101 West Main Street
Versailles, Ohio 45380

Off-Site ATM Locations
Greenville - Whirlpool Corporation
1701 KitchenAid Way

*Includes Automated Teller Machine









Tyeis Baker-Baumann - Rebsco, Inc.; **Wayne G. Deschambeau** - Wayne HealthCare; **Neil J. Diller** - Cooper Farms, Inc.; **Jeffrey E. Hittle** - Hittle Buick GMC, Inc.; **Wesley M. Jetter** - Ft. Recovery Industries; **Marvin J. Stammen** - Retired President, Second National Bank; **John E. Swallow** - President



Offices: 21 **ATMs:** 26
Website: SecurityNationalBank.com
President: William C. Fralick
Counties Served: Champaign, Clark, Fayette, Greene, Madison

Main Office - Springfield*
40 South Limestone Street
Springfield, Ohio 45502

Beavercreek - Lending Center
1427 Research Park Drive
Beavercreek, Ohio 45410

Enon*
3680 Marion Drive
Enon, Ohio 45323

Jamestown*
82 West Washington Street
Jamestown, Ohio 45335

Jeffersonville*
2 South Main Street
Jeffersonville, Ohio 43128

Mechanicsburg*
2 South Main Street
Mechanicsburg, Ohio 43044

Medway*
130 West Main Street
Medway, Ohio 45341

New Carlisle*
201 North Main Street
New Carlisle, Ohio 45344

New Carlisle - Park Layne*
2035 South Dayton-Lakeview Road
New Carlisle, Ohio 45344

North Lewisburg*
8 West Maple Street
North Lewisburg, Ohio 43060

Plain City
105 West Main Street
Plain City, Ohio 43064

South Charleston*
102 South Chillicothe Street
South Charleston, Ohio 45368

Springfield - Derr Road - Kroger*
2989 Derr Road
Springfield, Ohio 45503

Springfield - East Main*
2730 East Main Street
Springfield, Ohio 45503

Springfield - North Limestone*
1756 North Limestone Street
Springfield, Ohio 45503

Springfield - Northridge*
1600 Moorefield Road
Springfield, Ohio 45503

Springfield - Western*
920 West Main Street
Springfield, Ohio 45504

Urbana*
1 Monument Square
Urbana, Ohio 43078

Urbana - Scioto Street*
828 Scioto Street
Urbana, Ohio 43078

Xenia Downtown*
161 East Main Street
Xenia, Ohio 45385

Xenia Plaza*
82 North Allison Avenue
Xenia, Ohio 45385

Off-Site ATM Locations

Plain City - Shell
440 South Jefferson Street

Springfield
2051 North Bechtle Avenue

Springfield - Clark State Community College
570 East Leffel Lane

Springfield - Wittenberg University - Student Center
738 Woodlawn Avenue

Springfield - Wittenberg University - HPER Center
250 Bill Edwards Drive

Urbana - Champaign County Community Center
1512 South US Highway 68

Yellow Springs - Young's Jersey Dairy
6880 Springfield-Xenia Road

*Includes Automated Teller Machine



Top Row: **R. Andrew Bell** - Consolidated Insurance Company; **Rick D. Cole** - Colepak, Inc.; **Harry O. Egger** - Chairman, Retired President; **William C. Fralick** - President

Bottom Row: **Larry E. Kaffenbarger** - Kaffenbarger Truck Equipment Company; **Thomas P. Loftis** - Midland Properties, Inc.; **Scott D. Michael** - Michael Farms, Inc.; **Dr. Karen E. Rafinski** - Clark State Community College; **Chester L. Walthall** - Heat-Treating, Inc.; **Robert A. Warren** - Hauck Bros., Inc.

United Bank

DIVISION OF THE PARK NATIONAL BANK

Offices: 7 **ATMs:** 8
Website: UnitedBankOhio.com
President: Donald R. Stone
Counties Served: Crawford, Marion

Main Office - Bucyrus*
401 South Sandusky Avenue
Post Office Box 568
Bucyrus, Ohio 44820

Caledonia*
140 East Marion Street
Caledonia, Ohio 43314

Crestline*
245 North Seltzer Street
Post Office Box 186
Crestline, Ohio 44827-0186

Galion*
8 Public Square
Galion, Ohio 44833

Marion - Barks Road*
129 Barks Road East
Marion, Ohio 43302

Marion - Walmart Super Center*
1546 Marion-Mt. Gilead Road
Marion, Ohio 43302

Prospect*
105 North Main Street
Prospect, Ohio 43342

Off-Site ATM Location
Bucyrus - East Pointe Shopping Center
211 Stetzer Road South

*Includes Automated Teller Machine








Lois J. Fisher - Lois J. Fisher & Assoc.; **Michele McElligott** - Pigman, Brown, McElligott Ltd.; **Kenneth A. Parr, Jr.** - Parr Insurance Agency, Inc.; **Douglas M. Schilling** - Schilling Graphics, Inc.; **Donald R. Stone** - President; **Douglas Wilson** - Owner, Doug's Toggery Realtor, Craig A. Miley Realty & Auction, Ltd.

Unity National Bank

Division of The Park National Bank

Offices: 6 **ATMs:** 6
Website: UnityNationalBk.com
President: John A. Brown
County Served: Miami

Main Office - Piqua*
215 North Wayne Street
Piqua, Ohio 45356

Administrative Office - Piqua
212 North Main Street
Post Office Box 913
Piqua, Ohio 45356

Piqua - Sunset*
1603 Covington Avenue
Piqua, Ohio 45356

Piqua - Walmart*
1300 East Ash Street
Piqua, Ohio 45356

Tipp City*
1176 West Main Street
Tipp City, Ohio 45371

Troy
1314 West Main Street
Troy, Ohio 45373

Troy - Walmart*
1801 West Main Street
Troy, Ohio 45373

Off-Site ATM Location
Troy - Upper Valley Medical Center
3130 North Dixie Highway

*Includes Automated Teller Machine



Dr. Richard N. Adams - Representative of Ohio General Assembly; **Tamara Baird-Ganley** - Baird Funeral Home; **Michael C. Bardo** - Hartzell Industries, Inc.; **John A. Brown** - President; **Thomas E. Dysinger** - Dysinger & Associates, LLC; **Dr. Douglas D. Hulme** - Oakview Veterinary Hospital; **Timothy Johnston** - Self-employed Consultant; **W. Samuel Robinson** - Murray, Wells, Wendeln & Robinson CPAs, Inc.



Offices: 8 **ATMs:** 11
Website: VisionBank.net
Chairman: Joey W. Ginn
President: Diane Anderson
County Served: Baldwin

Main Office - Gulf Shores*
2201 West First Street
Post Office Box 4649
Gulf Shores, Alabama 36547

Daphne*
28720 US Highway 98
Post Office Box 1144
Daphne, Alabama 36526

Elberta*
24989 State Street
Post Office Box 337
Elberta, Alabama 36530

Fairhope*
218 North Greeno Road
Post Office Box 1786
Fairhope, Alabama 36533

Foley*
501 South McKenzie Street
Foley, Alabama 36535

Orange Beach*
25051 Canal Road
Post Office Box 919
Orange Beach, Alabama 36561

Point Clear*
17008 Scenic Highway 98
Post Office Box 1347
Point Clear, Alabama 36564

Robertsdale
22245-3A Highway 59
Post Office Box 606
Robertsdale, Alabama 36567

Off-Site ATM Locations

Foley - McDonald's
1010 South McKenzie Street

Orange Beach - Sam's
27123 Canal Road

Point Clear - Grand Hotel
One Grand Boulevard

Saraland - Microtel Inns & Suites
1124 Shelton Beach Road

*Includes Automated Teller Machine















Top Row: **Gordon Barnhill** - Barnhill Land & Real Estate; **Brett Baumeister** - Vision Bank; **B.J. Blanchard** - Real Estate Developer; **C. Daniel DeLawder** - Park National Corporation; **Charles J. Ebert, III** - Ebert Insurance Agency; **Joey W. Ginn** - Chairman

Bottom Row: **Kevin Leeser, CPA** - O'Sullivan Creel, LLP; **Henry N. Lyda, III** - Retired, University of Alabama; **Robert S. McKean** - Retired President, Vision Bank Alabama; **Christopher S. McManus D.M.D.** - Baldwin County Endodontics, PC; **Katharine A. Monroe** - Wells Fargo Advisors; **James R. Owen, Jr.** - Gulf Shores Title Co., Inc.; **Clark J. Stewart** - Stewart Broadcasting, Inc.



Offices: 9 **ATMs:** 9
Website: VisionBank.net
Chairman: Joey W. Ginn
President: John D. Whitlock
County Served: Bay, Gulf, Okaloosa, Santa Rosa, Walton

Main Office - Panama City*
2200 Stanford Road
Panama City, Florida 32405

Destin
1021 Highway 98 East, Suite A
Destin, Florida 32541

Navarre*
8524 Navarre Parkway
Navarre, Florida 32566

Panama City Beach*
16901 Panama City Beach Parkway
Panama City Beach, Florida 32413

Panama City Beach - Edgewater*
559 Richard Jackson Boulevard
Panama City Beach, Florida 32407

Port St. Joe*
529 Cecil G Costin, Sr. Boulevard
Port St. Joe, Florida 32456

St. Joe Beach*
8134 West Highway 98
Port St. Joe Beach, Florida 32456

Santa Rosa Beach*
1598 South County Highway 393, Suite 106
Santa Rosa Beach, Florida 32459

Wewahitchka*
125 North Highway 71
Wewahitchka, Florida 32465

Off-Site ATM Location
Wewahitchka - Rich's IGA
201 West River Road

*Includes Automated Teller Machine



Top Row: **Dr. James D. Campbell, Sr.** - James D. Campbell, D.D.S., M.S.; **William A. Cathey** - Cathey's Hardware; **C. Daniel DeLawder** - Park National Corporation; **Joey W. Ginn** - Chairman; **Patrick Koehnemann** - Koehnemann Construction, Inc.; **Lana Jane Lewis-Brent** - Paul Brent Designer, Inc.

Bottom Row: **Robert S. McKean** - Retired President, Vision Bank Alabama; **Jimmy Patronis, Jr.** - Captain Anderson's Restaurant; **Jack B. Prescott** - Retired, Smurfitt-Stone Container; **John S. Robbins** - Vision Bank; **Jerry F. Sowell, Jr., CPA** - Segers, Sowell, Stewart, Johnson & Brill, PA; **Dr. James Strohmenger** - Bay Radiology Associates; **Kim Styles-DiBacco** - Styles Designs

Officer Listing

Park National Corporation

C. Daniel DeLawder
Chairman

Harry O. Egger
Vice Chairman

John W. Kozak
Chief Financial Officer

William T. McConnell
Chairman of the Executive Committee

David L. Trautman
President

Century National Bank

William A. Phillips
Chairman

Thomas M. Lyall
President

Patrick L. Nash
Executive Vice President

James C. Blythe
Senior Vice President

Barbara A. Gibbs
Senior Vice President

Michael F. Whiteman
Senior Vice President

Brian E. Hall
Vice President

Janice A. Hutchison
Vice President

John W. Imes
Vice President

Jeffrey C. Jordan
Vice President

Brian G. Kaufman
Vice President

Bruce D. Kolopajlo
Vice President

Mark A. Longstreth
Vice President

James R. Merry
Vice President

Rebecca R. Porteus
Vice President

Jody D. Spencer
Vice President and
Trust Officer

Thomas N. Sulens
Vice President

Joseph P. Allen
Assistant Vice President

Ann M. Gildow
Assistant Vice President

Theresa M. Gilligan
Assistant Vice President

Susan A. Lasure
Assistant Vice President

Karen D. Lowe
Assistant Vice President

Terri L. Sidwell
Assistant Vice President

Cynthia J. Snider
Assistant Vice President

Stephen A. Haren
Banking Officer

Diana F. McCloy
Banking Officer

Rebecca A. Palmerton
Banking Officer

Jodi C. Pagath
Banking Officer

Amy M. Pinson
Banking Officer

Jesse M. Rollins
Banking Officer

Douglas J. Wells
Banking Officer

Molly J. Allen
Administrative Officer

Katherine M. Barclay
Administrative Officer
and Trust Officer

Amber M. Gibson
Administrative Officer

Noelle K. Jarrett
Administrative Officer

Paula L. Meadows
Administrative Officer

Saundra W. Pritchard
Administrative Officer

Emila S. Smith
Administrative Officer

Beth A. Stillwell
Administrative Officer

Susan L. Summers
Administrative Officer

Deloris A. Tom
Administrative Officer

Fairfield National Bank

Stephen G. Wells
President

Timothy D. Hall
Senior Vice President

Richard E. Baker
Vice President

Daniel R. Bates
Vice President

Linda M. Harris
Vice President

Laura F. Tussing
Vice President and
Trust Officer

Sabrena L. McClure
Assistant Vice President

Scott A. Reed
Assistant Vice President

Sandra S. Uhl
Assistant Vice President

Molly S. Bates
Banking Officer

Linda B. Boch
Banking Officer

Janet K. Cochenour
Banking Officer

Tara L. Craaybeek
Banking Officer

Melissa J. McMullen
Banking Officer

Michael D. Mitchell
Banking Officer

Cynthia A. Moore
Banking Officer

Trudy M. Reeb
Banking Officer

Mareion A. Royster
Banking Officer
and Trust Officer

Kim I. Sheldon
Banking Officer

Tina L. Taley
Banking Officer

Fairfield National Bank (continued)

Heather N. Wiley
Banking Officer

Jamey L. Binkley
Administrative Officer

Donna K. Bruce
Administrative Officer

Grace R. Cline
Administrative Officer

Andrew J. Connell
Administrative Officer

Daniel J. Fawcett
Administrative Officer

Sean P. Murnane
Administrative Officer

Jason A. Saul
Administrative Officer

Allison G. Spangler
Administrative Officer

Loretta J. Swyers
Administrative Officer

Farmers and Savings Bank

James S. Lingenfelter
President

Kenneth G. Gosche
Senior Vice President

Sharon E. Blubaugh
Vice President

Hal D. Sheaffer
Vice President

Wayne D. Young
Vice President

Gregory A. Henley
Assistant Vice President

Barbara J. Young
Assistant Vice President

Todd A. Geren
Banking Officer

Brian R. Hinkle
Banking Officer

Michael C. Bandy
Administrative Officer
and Trust Officer

Ronald D. Flowers
Administrative Officer

First-Knox National Bank

Gordon E. Yance
President

Vickie A. Sant
Executive Vice President

Mark P. Leonard
Senior Vice President

W. Douglas Leonard
Senior Vice President

Robert E. Boss
Vice President

Cheri L. Butcher
Vice President and
Trust Officer

Cynthia L. Higgs
Vice President

Julie A. Leonard
Vice President

Jesse L. Marlow
Vice President

Jerry D. Simon
Vice President

Todd P. Vermilya
Vice President

Barbara A. Barry
Assistant Vice President

Deborah S. Dove
Assistant Vice President

James W. Hobson
Assistant Vice President

Debra E. Holiday
Assistant Vice President

R. Edward Kline
Assistant Vice President

Gregory M. Roy
Assistant Vice President

Joan M. Stout
Assistant Vice President

Mark D. Blanchard
Banking Officer

Heather A. Brayshaw
Banking Officer

Phyllis D. Colopy
Banking Officer

Rachelle E. Dallas
Banking Officer

Wendi M. Fowler
Banking Officer and
Trust Officer

Patti J. Frazee
Banking Officer

James S. Meyer
Banking Officer

Sherry L. Snyder
Banking Officer

Rea D. Wirt
Banking Officer

Dusty C. Au
Administrative Officer

Nicholas R. Blanchard
Administrative Officer

Robert T. Brooke
Administrative Officer

Deborah J. Daniels
Administrative Officer

Lance E. Dill
Administrative Officer

Todd M. Hawkins
Administrative Officer

Monica L. Hiller
Administrative Officer

Kassandra L. Hoeflich
Administrative Officer

Dave E. Humphrey
Administrative Officer

Erin C. Kelty
Administrative Officer

Jeffrey A. Kinney
Administrative Officer

Carol A. Lewis
Administrative Officer

Mary A. Loyd
Administrative Officer

Nicole L. Mack
Administrative Officer

Paulina S. McQuigg
Administrative Officer

Officer Listing

Guardian Finance Company

Earl W. Osborne
Chairman

Matthew R. Marsh
President

Tracy L. Morgan
Banking Officer

Charles L. Harris
Administrative Officer

Valerie J. Morgan
Administrative Officer

Mary E. Parsell
Administrative Officer

The Park National Bank

C. Daniel DeLawder
Chairman

David L. Trautman
President

William T. McConnell
Chairman of the Executive Committee

Thomas J. Button
Senior Vice President

Thomas M. Cummiskey
Senior Vice President and Trust Officer

Lynn B. Fawcett
Senior Vice President

John W. Kozak
Senior Vice President and Chief Financial Officer

Timothy J. Lehman
Senior Vice President

Laura B. Lewis
Senior Vice President

Cheryl L. Snyder
Senior Vice President

Jeffrey A. Wilson
Senior Vice President and Auditor

William R. Wilson
Senior Vice President

Edward L. Brady
Vice President

Alice M. Browning
Vice President

Brady T. Burt
Vice President

James M. Buskirk
Vice President and Trust Officer

Peter G. Cassanos
Vice President

Cynthia H. Crane
Vice President

Kathleen O. Crowley
Vice President and Auditor

Joan L. Franks
Vice President

John S. Gard
Vice President and Trust Officer

Jeffrey C. Gluntz
Vice President

Scott C. Green
Vice President

Damon P. Howarth
Vice President and Trust Officer

Daniel L. Hunt
Vice President

Steven J. Klein
Vice President

Teresa M. Kroll
Vice President and Trust Officer

Carl H. Mayer
Vice President

Lydia E. Miller
Vice President

Matthew R. Miller
Vice President

Terry C. Myers
Vice President and Trust Officer

Gregory M. Rhoads
Vice President

Karen K. Rice
Vice President

David J. Rohde
Vice President

David F. Romes
Vice President

Ralph H. Root III
Vice President

Alan C. Rothweiler
Vice President

Christine S. Schneider
Vice President

Michael R. Shannon
Vice President

Robert G. Springer
Vice President

Robin L. Stein
Vice President

Julie L. Strohacker
Vice President and Trust Officer

Adam T. Stypula
Vice President

Erin E. Tschanen
Vice President

Daniel H. Turben
Vice President

Paul E. Turner
Vice President

Stanley A. Uchida
Vice President

John B. Uible
Vice President and Trust Officer

Brian S. Urquhart
Vice President

Bradden E. Waltz
Vice President

Barbara A. Wilson
Vice President

Christa D. Wright
Vice President

Renee Baker
Assistant Vice President

Brent A. Barnes
Assistant Vice President and Auditor

Gail A. Blizzard
Assistant Vice President

Sharon L. Bolen
Assistant Vice President

Rebecca A. Brownfield
Assistant Vice President

Beverly Clark
Assistant Vice President and Trust Officer

Amber L. Cummins
Assistant Vice President and Trust Officer

April R. Dusthimer
Assistant Vice President

Kelly A. Edds
Assistant Vice President

The Park National Bank (continued)

Amanda K. Evans
Assistant Vice President

Catherine J. Evans
Assistant Vice President

Jill S. Evans
Assistant Vice President

Brenda Frakes
Assistant Vice President

Judith A. Franklin
Assistant Vice President

David W. Hardy
Assistant Vice President
and Trust Officer

Louise A. Harvey
Assistant Vice President

Anthony L. Kendziorski
Assistant Vice President

Brenda L. Kutan
Assistant Vice President

Richard H. Langley
Assistant Vice President

Craig M. Larson
Assistant Vice President

Candy J. Lehman
Assistant Vice President and
Trust Officer

Kelly M. Maloney
Assistant Vice President

Julia E. McCormack
Assistant Vice President

Michael D. McDonald
Assistant Vice President

Ronald C. McLeish
Assistant Vice President

Ryan E. Mills
Assistant Vice President

Jennifer L. Morehead
Assistant Vice President

Rebecca K. Rodeniser
Assistant Vice President

Brian E. Smith
Assistant Vice President

Melinda S. Smith
Assistant Vice President

Maryann Thornton
Assistant Vice President

Sandra S. Travis
Assistant Vice President

Angie D. Treadway
Assistant Vice President

Berkley C. Tuggle Jr.
Assistant Vice President

Monte J. VanDeusen
Assistant Vice President

Scott A. VanHorn
Assistant Vice President

Carol S. Whetstone
Assistant Vice President
and Trust Officer

Rose M. Wilson
Assistant Vice President

J. Bradley Zellar
Assistant Vice President
and Trust Officer

Kathy L. Allen
Banking Officer

Eric M. Baker
Banking Officer

Thomas E. Ballard
Banking Officer

Dixie C. Brown
Banking Officer

Danielle A.M. Burns
Banking Officer

Dirk J. Dusthimer
Banking Officer

Trudi L. Fisher
Banking Officer
and IT Auditor

Kristie L. Green
Trust Officer

Teresa A. Hennessy
Banking Officer

Cynthia Hollis
Banking Officer

Alice M. Keefe
Banking Officer

George C. Klepec
Banking Officer

Bethany B. Lewis
Banking Officer

Kimberly G. McDonough
Banking Officer

Cynthia A. Neely
Banking Officer

Diane M. Oberfield
Banking Officer

Sherri L. Pembrook
Banking Officer

Leda J. Rutledge
Banking Officer

Charles F. Schultz
Banking Officer

Lori B. Tabler
Banking Officer

Lori L. Torrens
Banking Officer
and Assistant Auditor

Jenny L. Ward
Banking Officer
and Auditor

D. Bradley Wilkins
Banking Officer

David B. Armstrong
Administrative Officer

Michelle L. Arnold
Administrative Officer

Larry M. Bailey
Administrative Officer

Patricia S. Carr
Administrative Officer

Brad G. Chance
Administrative Officer

Nathan T. Cook
Administrative Officer

Andrew J. Fackler
Administrative Officer
and Assistant Auditor

Jerrod F. Gambs
Administrative Officer

Bradley D. Gard
Administrative Officer

Tammy L. Gast
Administrative Officer

Tracy A. Grimm
Administrative Officer

Ellen P. Hempleman
Administrative Officer

Chris R. Hiner
Administrative Officer

Asher D. Hunter
Administrative Officer

Cynthia L. Kissel
Administrative Officer

Andrew H. Knoesel
Administrative Officer

Natasha D. McKee
Administrative Officer

Angela J. Muncie
Administrative Officer

Jeffrey A. Pillow
Administrative Officer

Mark D. Ridenbaugh
Administrative Officer

Ruth Y. Sawyer
Administrative Officer

Alice M. Schlaegel
Administrative Officer

Kathryn S. Schumm
Administrative Officer

Officer Listing

The Park National Bank (continued)

Jennifer L. Shanaberg
Administrative Officer

Lisa E. Stranger
Administrative Officer

Ginger R. Varner
Administrative Officer

Ronda M. Welsh
Administrative Officer

Judy L. Young
Administrative Officer

Park National Bank of Southwest Ohio & Northern Kentucky

Jennifer K. Fischer
Senior Vice President

Michael J. Jacunski
Senior Vice President

Jason D. Hughes
Vice President

John R. Nienaber
Vice President

Ginger L. Vining
Vice President

Joseph A. Wagner
Vice President

John F. Winkler II
Vice President and
Trust Officer

Peggy A. Beckett
Assistant Vice President

Jay F. Berliner
Assistant Vice President

Jill A. Brewer
Assistant Vice President

Kim J. Cunningham
Assistant Vice President

Mary M. Demaree
Assistant Vice President

James E. Hyson
Assistant Vice President

R. Kathy Johnson
Assistant Vice President

Louis J. Prabell
Assistant Vice President

John L. Schuermann
Assistant Vice President

Sam DeBonis
Banking Officer

Michelle M. Sandlin
Administrative Officer

Jason O. Verhoff
Administrative Officer

Cyndy H. Wright
Administrative Officer

Richland Bank

David J. Gooch
President

Donald R. Harris Jr.
Senior Vice President

Charla A. Irvin
Vice President and
Trust Officer

Michael A. Jefferson
Vice President

Rebecca J. Toomey
Vice President

Michael D. Volz
Vice President

Edward F. Adams
Assistant Vice President

Edward A. Brauchler
Assistant Vice President

Jimmy D. Burton
Assistant Vice President

Edward E. Duffey
Assistant Vice President

Susan A. Fanello
Assistant Vice President

Barbara A. Miller
Assistant Vice President

Jeffrey A. Parton
Assistant Vice President

Sheryl L. Smith
Assistant Vice President

Linda M. Whited
Assistant Vice President

John Q. Cleland
Banking Officer

J. Stephen McDonald
Banking Officer and
Trust Officer

Alexander M. Rocks
Banking Officer

Barbara L. Schopp
Banking Officer

Andrew C. Waldruff
Banking Officer

Carol L. Davis
Administrative Officer

Clayton J. Herold
Administrative Officer

Janis L. Hoover
Administrative Officer

Beth K. Malaska
Administrative Officer

Kristie L. Massa
Administrative Officer

Elizabeth A. Myers
Administrative Officer

Kathleen A. Spidel
Administrative Officer

Deborah A. Sweet
Administrative Officer

Scope Aircraft Finance

Robert N. Kent Jr.
President

Charles W. Sauter
Vice President

Linda M. Staubach
Administrative Officer

Second National Bank

John E. Swallow
President

Steven C. Badgett
Executive Vice President

C. Russell Badgett
Vice President

Marie A. Boas
Vice President

D. Todd Durham
Vice President and
Trust Officer

Thomas J. Lawson
Vice President

Eric J. McKee
Vice President

Gene A. Rismiller
Vice President

Daniel G. Schmitz
Vice President

Kimberly A. Baker
Assistant Vice President

Gerald O. Beatty
Assistant Vice President

Debby J. Folkerth
Assistant Vice President

Joy D. Greer
Assistant Vice President

Vicki L. Neff
Assistant Vice President

Cynthia J. Riffle
Assistant Vice President

Alexa J. Roth
Assistant Vice President

Shane D. Stonebraker
Assistant Vice President

Brian A. Wagner
Assistant Vice President

Harvey B. Hole III
Banking Officer

Michael R. Henry
Administrative Officer

Zachary L. Newbauer
Administrative Officer

Gregory P. Schwartz
Administrative Officer

Deborah A. Smith
Administrative Officer

Security National Bank

William C. Fralick
President

Jeffrey A. Darding
Executive Vice President

Thomas A. Goodfellow
Senior Vice President

Andrew J. Irick
Senior Vice President

Timothy L. Bunnell
Vice President

Margaret L. Foley
Vice President and
Trust Officer

Mary L. Goddard
Vice President and
Trust Officer

James A. Kreckman
Vice President and
Trust Officer

James E. Leathley
Vice President

Thomas C. Ruetenik
Vice President

David A. Snyder
Vice President

Michael B. Warnecke
Vice President

Simmie Annandale-King
Assistant Vice President

Sharon K. Boysel
Assistant Vice President

Margaret A. Chapman
Assistant Vice President

Connie P. Craig
Assistant Vice President

Steven B. Duelley
Assistant Vice President

Rick L. McCain
Assistant Vice President

Mark B. Robertson
Assistant Vice President

Gary J. Seitz
Assistant Vice President

Darlene S. Williams
Assistant Vice President

Terri L. Wyatt
Assistant Vice President and
Trust Officer

Tamara L. Augustine
Trust Officer

Teresa L. Belliveau
Banking Officer

William T. Evans
Banking Officer

Catherine L. Hill
Trust Officer

Thomas B. Keehner
Banking Officer

Patrick K. Rastatter
Banking Officer

Rachel M. Brewer
Trust Officer

Margaret A. Horstman
Administrative Officer

JoAnna S. Jaques
Administrative Officer

Mark D. Klingler
Administrative Officer

Rita A. Riley
Administrative Officer

Anne M. Robinette
Administrative Officer

Officer Listing

United Bank

Donald R. Stone
President

James A. Carr
Senior Vice President

Anne K. Spreng
Vice President

Scott E. Bennett
Assistant Vice President

Matthew E. Bickert
Assistant Vice President

James W. Chapman
Assistant Vice President

Floyd J. Farmer
Assistant Vice President

Richard D. Hancock
Assistant Vice President and Trust Officer

David J. Lauthers
Banking Officer

James A. DeSimone
Administrative Officer

Jennifer J. Kuns
Administrative Officer

Kriste A. Slagle
Administrative Officer

Unity National Bank

John A. Brown
President

G. Dwayne Cooper
Vice President

Nathan E. Counts
Vice President

Stephen W. Vallo
Vice President

Dean F. Brewer
Assistant Vice President

James R. Stubbs
Assistant Vice President

Carol L. Van Culin
Assistant Vice President

Vicki L. Burke
Trust Officer

Lisa L. Feeser
Banking Officer

Douglas R. Eakin
Administrative Officer

Kathy M. Sherman
Administrative Officer

Jonathan A. Waldo
Administrative Officer

Vision Bank - Alabama

Joey W. Ginn
Chairman

Diane C. Anderson
President

Brett A. Baumeister
Executive Vice President

Christie G. Barkley
Senior Vice President

Karen J. Harmon
Senior Vice President

George L. Hawthorne
Senior Vice President

Lyndsay P. Job
Senior Vice President

James E. Kirkland
Senior Vice President

Debra M. Schmidt
Senior Vice President

Frank W. Wagner II
Senior Vice President

Patricia R. Burrell
Vice President

Patricia H. Campbell
Vice President

D. Rick Conway
Vice President

Robin B. Fly
Vice President

Bernard A. Fogarty
Vice President

Gregory G. Gontarski
Vice President

Joel S. Hardee
Vice President

Michelle L. Kinne
Vice President

William R. Legrone
Vice President

Ken N. Neyman
Vice President

Geneie S. Scheer
Vice President

Doug J. Sizemore
Vice President

Judy R. Smith
Vice President

Mark S. Stejskal
Vice President

Elizabeth O. Stone
Vice President

Tracie A. Sweat
Vice President

Rhonda L. Willis
Vice President

Deborah D. Ard
Assistant Vice President

Lauren S. Dango
Assistant Vice President

Janet J. Ellis
Assistant Vice President

Holly L. Floyd
Assistant Vice President

Joshua C. Mims
Assistant Vice President

Jessica Y. Morace
Assistant Vice President

Wendy V. Stacks
Assistant Vice President

Alodia A. Wimpee
Assistant Vice President

Michelle B. Baldwin
Banking Officer

Beverly E. Billingsley
Banking Officer

Erica N. Duncan
Banking Officer

Alisha N. Mason
Auditor and Banking Officer

Mary Alice Neyhart
Banking Officer

Cynthia M. Paul
Banking Officer

Paige S. Shoemaker
Banking Officer

Alina M. Smith
Banking Officer

Vision Bank - Florida

Joey W. Ginn
Chairman

John D. Whitlock
President

Jerry D. Gaskin
Executive Vice President

Carolyn M. Husband
Executive Vice President

Diane E. Floyd
Senior Vice President

Colleen Y. Friesen
Senior Vice President

Anita M. Mayer
Senior Vice President

Jim P. Norton
Senior Vice President
and Trust Officer

John S. Robbins
Senior Vice President

Scott R. Robertson
Senior Vice President

Owen W. Ayers
Vice President

Jeremy S. Bennett
Vice President

Bryan Campolo
Vice President

Joan A. Cleckley
Vice President

Debbie H. Driskell
Vice President

Jim M. Haag
Vice President

Laura V. Helms
Vice President

Jim L. Hood
Vice President

Terri A. Hugghins
Vice President

Joe M. Pelter
Vice President

Cindy L. Stephens
Vice President

Leslie L. Welsch
Vice President

Johanna L. White
Vice President

Jennifer J. Woods
Vice President

Karen P. Fontaine
Assistant Vice President

Chelly E. Picone
Assistant Vice President

Shawn B. Pitts
Assistant Vice President

Tami J. Smith
Assistant Vice President

Donald S. Summers
Assistant Vice President

Debbie C. Thompson
Assistant Vice President

Linda Jo Chumney
Banking Officer

Amber M. Golden
Banking Officer

Terri B. Little
Banking Officer

Katie McPartland
Banking Officer

This financial review presents management's discussion and analysis of the financial condition and results of operations for Park National Corporation and its subsidiaries ("Park" or the "Corporation"). This discussion should be read in conjunction with the consolidated financial statements and related notes and the five-year summary of selected financial data. Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation: Park's ability to execute its business plan successfully and within the expected timeframe; deterioration in the asset value of our loan portfolio may be worse than expected due to a number of factors, such as adverse changes in economic conditions that impair the ability of borrowers to repay their loans, the underlying collateral could prove less valuable than assumed and cash flows may be worse than expected; changes in general economic and financial market conditions, and weakening in the economy, specifically the real estate market and credit markets, either nationally or in the states in which Park and its subsidiaries do business, may be worse than expected which could decrease the demand for loan, deposit and other financial services and increase loan delinquencies and defaults; the effects of the Gulf of Mexico oil spill; changes in interest rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our consolidated balance sheet; changes in consumer spending, borrowing and saving habits; our liquidity requirements could be adversely affected by changes in our assets and liabilities; competitive factors among financial institutions may increase significantly, including product and pricing pressures and Park's ability to attract, develop and retain qualified bank professionals; the nature, timing and effect of changes in banking regulations or other regulatory or legislative requirements affecting the respective businesses of Park and its subsidiaries, including changes in laws and regulations concerning taxes, accounting, banking, securities and other aspects of the financial services industry, specifically the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; the effect of fiscal and governmental policies of the United States federal government; and other risk factors relating to our industry as detailed from time to time in Park's reports filed with the Securities and Exchange Commission ("SEC") including those described in "Item 1A. Risk Factors" of Part I of Park's Annual Report on Form 10-K for the fiscal year ended December 31, 2010. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date of this Annual Report. Park does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement was made, or reflect the occurrence of unanticipated events, except to the extent required by law.

ACQUISITION OF VISION BANCSHARES, INC. AND GOODWILL IMPAIRMENT CHARGES

On March 9, 2007, Park acquired all of the stock and outstanding stock options of Vision Bancshares, Inc. ("Vision") for $87.8 million in cash and 792,937 shares of Park common stock valued at $83.3 million or $105.00 per share. The goodwill recognized was $109.0 million. The fair value of the acquired assets of Vision was $686.5 million and the fair value of the liabilities assumed was $624.4 million as of March 9, 2007.

At the time of the acquisition, Vision operated two bank subsidiaries (both named Vision Bank) which became bank subsidiaries of Park on March 9, 2007. On July 20, 2007, the bank operations of the two Vision Banks were consolidated under a single charter through the merger of the Vision Bank headquartered in Gulf Shores, Alabama with and into the Vision Bank headquartered in Panama City, Florida. Vision Bank operates under a Florida banking charter and has 18 branch locations in Baldwin County, Alabama and in the panhandle of Florida. The acquisition of Vision had a significant negative impact on Park's net income in 2007, 2008, 2009 and 2010.

Vision Bank began experiencing credit problems during the second half of 2007 as nonperforming loans increased from $6.5 million at June 30, 2007 to $63.5 million or 9.9% of loan balances at December 31, 2007. As a result of these credit problems at Vision Bank, Park's management concluded that the goodwill of $109.0 million recorded at the time of acquisition was possibly impaired. A goodwill impairment analysis was completed during the fourth quarter of 2007 and the conclusion was reached that a goodwill impairment charge of $54.0 million be recorded at Vision Bank at year-end 2007 to reduce the goodwill balance to $55.0 million.

Credit problems continued to plague Vision Bank in 2008. Net loan charge-offs for Vision Bank were $5.5 million during the first quarter or an annualized 3.37% of average loans and increased to $10.8 million during the second quarter or an annualized 6.41% of average loans. Based primarily on the increased level of net loan charge-offs at Vision Bank during 2008, management determined that it would be prudent to test for additional goodwill impairment. A goodwill impairment analysis was completed during the third quarter of 2008 and the conclusion was reached that a goodwill impairment charge of $55.0 million be recorded at Vision Bank during the third quarter of 2008 to eliminate the goodwill balance pertaining to Vision Bank. Refer to "Overview" section below for 2008, 2009 and 2010 impact of Vision Bank results on Park.

OVERVIEW

Net income was $74.2 million for both 2010 and 2009, compared to net income of $13.7 million in 2008. The primary reason for the large change in net income between 2009 and 2008 was the change in the net loss at Vision Bank. The net loss at Vision Bank was $29.3 million in 2010, $30.1 million in 2009 and $81.2 million in 2008. As previously discussed, Vision Bank recognized a goodwill impairment charge of $55.0 million in 2008 to write-off the remaining goodwill asset.

Diluted earnings per common share were $4.51, $4.82 and $0.97 for 2010, 2009 and 2008, respectively. Diluted earnings per common share decreased by $0.31 or 6.4% in 2010 compared to 2009 and increased by $3.85 or 396.9% in 2009 compared to 2008. While net income and net income available to common shareholders was effectively unchanged in 2010 from 2009, the issuance of common shares during 2010 resulted in a decline in diluted earnings per common share compared to last year.

The following tables show the components of net income for 2010, 2009 and 2008. This information is provided for Park, Vision Bank and Park excluding Vision Bank.

Table 1 – Park – Summary Income Statements

For the years ended December 31,

(In thousands)	**2010**	2009	2008
Net interest income	**$274,044**	$273,491	$255,873
Provision for loan losses	**64,902**	68,821	70,487
Other income	**77,496**	81,190	84,834
Other expense	**187,107**	188,725	179,515
Goodwill impairment charge	**—**	—	54,986
Income before taxes	**99,531**	97,135	35,719
Income taxes	**25,314**	22,943	22,011
Net income	**$ 74,217**	$ 74,192	$ 13,708

Table 2 – Vision Bank – Summary Income Statements
For the years ended December 31,

(In thousands)	2010	2009	2008
Net interest income	**$ 27,867**	$ 25,634	$ 27,065
Provision for loan losses	**39,229**	44,430	46,963
Other income (loss)	**(3,407)**	(2,047)	3,014
Other expense	**31,623**	28,091	27,149
Goodwill impairment charge	**—**	—	54,986
Loss before taxes	**(46,392)**	(48,934)	(99,019)
Income tax benefit	**(17,095)**	(18,824)	(17,832)
Net loss	**$(29,297)**	$ (30,110)	$(81,187)

Vision Bank continued to have severe credit problems in 2010. Vision Bank's net loan charge-offs were $36.6 million in 2010, compared to $28.9 million in 2009 and $38.5 million in 2008. As a percentage of average loans, net loan charge-offs were 5.48% in 2010, 4.18% in 2009 and 5.69% in 2008. As previously discussed, Vision Bank recognized a goodwill impairment charge of $55.0 million in 2008.

Table 3 – Park, Excluding Vision Bank – Summary Income Statements
For the years ended December 31,

(In thousands)	2010	2009	2008
Net interest income	**$246,177**	$247,857	$228,808
Provision for loan losses	**25,673**	24,391	23,524
Other income	**80,903**	83,237	81,820
Other expense	**155,484**	160,634	152,366
Goodwill impairment charge	**—**	—	—
Income before taxes	**145,923**	146,069	134,738
Income taxes	**42,409**	41,767	39,843
Net income	**$103,514**	$104,302	$ 94,895

Net income for Park excluding Vision Bank decreased by $788,000 or .8% to $103.5 million in 2010 compared to 2009 and increased by $9.4 million or 9.9% to $104.3 million in 2009 compared to 2008.

SUMMARY DISCUSSION OF OPERATING RESULTS FOR PARK

A year ago, Park's management projected that net interest income would be $265 million to $275 million in 2010. The actual results in 2010 were $274.0 million, which were very close to the top of the estimated range. Park's management projected that the average interest earning assets for 2010 would be approximately $6,550 million. The actual average interest earning assets for the year were $6,482 million, 1.0% lower than the projected balance. However, Park's net interest margin for 2010 of 4.26% exceeded management's estimated range of 4.15% to 4.20%. This positive variance was largely due to an improvement in the net interest rate spread (the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities.) The net interest rate spread improved by 7 basis points to 4.01% for 2010 from 3.94% for 2009. Management had not projected an improvement in the net interest rate spread for 2010.

Park's management also projected a year ago that the provision for loan losses would be $45 million to $55 million in 2010. The actual provision for loan losses in 2010 of $64.9 million exceeded the top of the estimated range by $9.9 million. The primary reason that the actual provision for loan losses exceeded management's estimated range in 2010 was due to the large number of new nonaccrual loans during the year, as well as continued devaluations of property values (primarily related to impaired loans at Vision Bank that are considered to be collateral dependent). New nonperforming loans were $175.2 million in 2010, compared to $184.2 million in 2009 and $141.8 million in 2008. Park's management had projected a significant decrease in the amount of new nonperforming loans in 2010 and accordingly had forecast a significant decrease in the loan loss provision for 2010.

Other income for 2010 was $77.5 million, which includes gains from the sale of investment securities of $11.9 million. A year ago, Park's management projected that total other income would be $75.3 million, which included estimated gains from the sale of investment securities of $7.3 million. Management sold more investment securities in 2010 than anticipated which resulted in total other income being $2.2 million larger than projected.

A year ago, Park's management projected that total other expense would be approximately $191 million in 2010. Total other expense for 2010 was $187.1 million and was below management's estimate by $3.9 million or 2.0%.

A year ago, Park's management projected that income before income taxes for 2010 would be approximately $104.3 million (using the midpoint of ranges where applicable) based on the forecast for net interest income, provision for loan losses, other income and other expense. The actual income before income taxes for 2010 was $99.5 million, $4.8 million or 4.6% below the estimate. In summary, the actual results for net interest income, other income and other expense were a little better than the forecast for 2010, but the provision for loan losses was $9.9 million higher than the estimated range.

ISSUANCE OF PREFERRED STOCK AND EMERGENCY ECONOMIC STABILIZATION ACT

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 ("EESA"), which created the Troubled Asset Relief Program ("TARP") and provided the Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. The Capital Purchase Program (the "CPP") was announced by the U.S. Department of the Treasury (the "U.S. Treasury") on October 14, 2008 as part of TARP. The CPP is voluntary and requires a participating institution to comply with a number of restrictions and provisions, including standards for executive compensation and corporate governance and limitations on share repurchases and the declaration and payment of dividends on common shares.

Park elected to apply for $100 million of funds through the CPP. On December 23, 2008, Park completed the sale to the U.S. Treasury of $100 million of newly-issued Park non-voting preferred shares as part of the CPP. Park entered into a Securities Purchase Agreement and a Letter Agreement with the U.S. Treasury on December 23, 2008. Pursuant to these agreements, Park issued and sold to the U.S. Treasury (i) 100,000 of Park's Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share (the "Series A Preferred Shares"), and (ii) a warrant (the "Warrant") to purchase 227,376 Park common shares at an exercise price of $65.97 per share, for an aggregate purchase price of $100 million. The Warrant has a ten-year term. All of the proceeds from the sale of the Series A Preferred Shares and the Warrant by Park to the U.S. Treasury under the CPP qualify as Tier 1 capital for regulatory purposes.

U.S. Generally Accepted Accounting Principles (GAAP) require management to allocate the proceeds from the issuance of the Series A Preferred Shares between the Series A Preferred Shares and related Warrant. The terms of the Series A Preferred Shares require Park to pay a cumulative dividend at the rate of 5 percent per annum until February 14, 2014, and 9 percent thereafter. Management determined that the 5 percent dividend rate is below market value; therefore, the fair value of the Series A Preferred Shares would be less than the $100 million in proceeds. Management determined that a reasonable market discount rate was 12 percent for the fair value of the Series A Preferred Shares and used the Black-Scholes model to calculate the fair value of the Warrant (and related common shares). The allocation between the Series A Preferred Shares and the Warrant at December 23, 2008, the date of issuance, was $95.7 million and $4.3 million, respectively. The discount on the Series A Preferred Shares of $4.3 million is being accreted through retained earnings using the level yield method over a 60-month period. GAAP requires Park to measure earnings per share with earnings available to common shareholders. Therefore, the Consolidated Statements of Income reflect a line item for "Preferred stock dividends and accretion" and a line item for "Income available to common

shareholders". The dividends and accretion on the Series A Preferred Shares totaled $5,807,000 for 2010, $5,762,000 for 2009 and $142,000 for 2008. The accretion of the discount was $807,000 in 2010, $762,000 in 2009 and $18,000 in 2008. Management expects the accretion of the discount in 2011 will be $856,000.

Income available to common shareholders is net income minus the preferred stock dividends and accretion. Income available to common shareholders was $68.4 million for both 2010 and 2009, and $13.6 million for 2008.

See Note 1 and Note 25 of the Notes to Consolidated Financial Statements for additional information on the issuance of the Series A Preferred Shares.

DIVIDENDS ON COMMON SHARES

Park declared quarterly cash dividends on common shares in 2010 that totaled $3.76 per share. The quarterly cash dividend on common shares was $0.94 per share for each quarter of 2010.

Under the terms of the Securities Purchase Agreement with the U.S. Treasury under the CPP, Park is not permitted to increase the quarterly cash dividend on its common shares above $0.94 per share without seeking prior approval from the U.S. Treasury.

Cash dividends declared on common shares were $3.76 in both 2010 and 2009 and $3.77 in 2008. Park's management expects to pay a quarterly cash dividend on its common shares of $0.94 per share in 2011. This expectation is based on management's current forecast that earnings will be sufficient to maintain historic dividend levels.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies used in the development and presentation of Park's consolidated financial statements are listed in Note 1 of the Notes to Consolidated Financial Statements. The accounting and reporting policies of Park conform with U.S. GAAP and general practices within the financial services industry. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Park believes the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb probable incurred credit losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based on periodic evaluations of the loan portfolio and of current economic conditions. However, this evaluation is inherently subjective as it requires material estimates, including expected default probabilities, the loss given default, the amounts and timing of expected future cash flows on impaired loans, and estimated losses on consumer loans and residential mortgage loans based on historical loss experience and current economic conditions. All of these factors may be susceptible to significant change. To the extent that actual results differ from management estimates, additional loan loss provisions may be required that would adversely impact earnings for future periods. (Refer to the "Credit Experience-Provision for Loan Losses" section within this Financial Review for additional discussion.)

Other real estate owned ("OREO"), property acquired through foreclosure, is recorded at estimated fair value less anticipated selling costs (net realizable value). If the net realizable value is below the carrying value of the loan on the date of transfer, the difference is charged to the allowance for loan losses. Subsequent declines in value, OREO devaluations, are reported as adjustments to the carrying amount of OREO and are expensed within other income. Gains or losses not previously recognized, resulting from the sale of OREO, are recognized in other income on the date of sale. At December 31, 2010, OREO totaled $44.3 million, representing a 7.5% increase compared to $41.2 million at December 31, 2009.

Effective January 1, 2008, management implemented the fair value hierarchy, which has the objective of maximizing the use of observable market inputs. The related accounting guidance also requires enhanced disclosures regarding the inputs used to calculate fair value. These inputs are classified as Level 1, 2, and 3. Level 3 inputs are those with significant unobservable inputs that reflect a company's own assumptions about the market for a particular instrument. Some of the inputs could be based on internal models and cash flow analysis. At December 31, 2010, financial assets valued using Level 3 inputs for Park had an aggregate fair value of approximately $158.9 million. This was 10.8% of the total amount of assets measured at fair value as of the end of the year. The fair value of impaired loans was approximately $111.3 million (or 70.0%) of the total amount of Level 3 inputs. Additionally, there were $96.2 million of loans that were impaired and carried at cost, as fair value exceeded book value for each individual credit. The large majority of Park's financial assets valued using Level 2 inputs consist of available-for-sale ("AFS") securities. The fair value of these AFS securities is obtained largely by the use of matrix pricing, which is a mathematical technique widely used in the financial services industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Management believes that the accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. GAAP establishes standards for the amortization of acquired intangible assets and the impairment assessment of goodwill. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Park's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Park's banking subsidiaries to provide quality, cost-effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base, the inability to deliver cost-effective services over sustained periods or significant credit problems can lead to impairment of goodwill that could adversely impact earnings in future periods. GAAP requires an annual evaluation of goodwill for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The fair value of the goodwill, which resides on the books of Park's subsidiary banks, is estimated by reviewing the past and projected operating results for the Park subsidiary banks, deposit and loan totals for the Park subsidiary banks and banking industry comparable information. Park recognized a goodwill impairment charge of $55.0 million in the third quarter of 2008 to eliminate the goodwill balance pertaining to Vision Bank. At December 31, 2010, on a consolidated basis, Park had core deposit intangibles of $6.0 million subject to amortization and $72.3 million of goodwill, which was not subject to periodic amortization. The core deposit intangibles recorded on the balance sheet of PNB totaled $1.4 million and the core deposit intangibles at Vision Bank were $4.6 million. The goodwill asset of $72.3 million is carried on the balance sheet of PNB.

ABOUT OUR BUSINESS

Through its Ohio-based banking divisions, Park is engaged in the commercial banking and trust business, generally in small to medium population Ohio communities. Vision Bank is primarily engaged in the commercial banking business throughout the panhandle of Florida and in Baldwin County, Alabama. Management believes there are a significant number of consumers and businesses which seek long-term relationships with community-based financial institutions of quality and strength. While not engaging in activities such as foreign lending, nationally syndicated loans or investment banking, Park attempts to meet the needs of its customers for commercial, real estate and consumer loans, consumer and commercial leases, and investment, fiduciary and deposit services.

Park's subsidiaries compete for deposits and loans with other banks, savings associations, credit unions and other types of financial institutions. At December 31, 2010, Park and its Ohio-based banking divisions operated 124 banking offices and a network of 151 automatic teller machines in 28 Ohio counties and one county in northern Kentucky. Vision Bank operated 17 banking offices and a network of 20 automatic teller machines in Baldwin County, Alabama and in five counties in the panhandle of Florida.

A table of financial data for Park's banking subsidiaries and their divisions for 2010, 2009 and 2008 is shown in Table 4. See Note 23 of the Notes to Consolidated Financial Statements for additional financial information for the Corporation's subsidiaries. Please note that the financial statements for various divisions of PNB are not maintained on a separate basis and, therefore, net income is only an estimate by management.

Table 4 – Park National Corporation Affiliate Financial Data

(In thousands)	2010 Average Assets	2010 Net Income	2009 Average Assets	2009 Net Income	2008 Average Assets	2008 Net Income
Park National Bank:						
Park National Division	**$1,973,443**	**$25,903**	$1,798,814	$26,991	$1,839,012	$25,445
Security National Division	**770,319**	**14,603**	825,481	14,316	820,571	13,001
Century National Division	**647,798**	**9,860**	650,488	11,387	711,162	12,995
First-Knox National Division	**642,343**	**14,374**	633,260	12,411	658,151	12,718
Richland Trust Division	**519,102**	**9,754**	563,776	9,954	526,989	8,946
Fairfield National Division	**459,050**	**9,695**	484,849	9,368	337,355	7,332
Park National SW & N KY Division	**405,889**	**2,590**	416,502	1,841	416,398	1,506
Second National Division	**385,534**	**7,570**	371,079	6,926	423,062	5,752
United Bank Division	**243,909**	**4,344**	242,166	4,300	214,074	3,467
Unity National Division	**185,003**	**2,918**	182,373	2,251	190,739	2,061
Farmers & Savings Division	**103,121**	**1,337**	107,437	1,713	119,014	2,042
Vision Bank	**859,491**	**(29,297)**	904,897	(30,110)	904,420	(81,187)
Parent Company, including consolidating entries	**(152,252)**	**566**	(145,591)	2,844	(452,861)	(370)
Consolidated Totals	**$7,042,750**	**$74,217**	$7,035,531	$74,192	$6,708,086	$13,708

SOURCE OF FUNDS

Deposits: Park's major source of funds is deposits from individuals, businesses and local government units. These deposits consist of noninterest bearing and interest bearing deposits.

Total year-end deposits decreased by $92.6 million or 1.8% to $5,095 million at December 31, 2010. Certificates of deposits, excluding brokered deposits, declined by $358.7 million or 16% in 2010. Brokered time deposits were $110 million at December 31, 2010. All other deposits increased by $156 million or 5% in 2010. The following table provides information on the change in deposits in 2010.

Table 5 – Year-End Deposits

December 31, (In thousands)	2010	2009	Change
Noninterest bearing checking	**$ 937,719**	$ 897,243	$ 40,476
Interest bearing transaction accounts	**1,283,158**	1,193,845	89,313
Savings	**899,288**	873,137	26,151
Brokered time deposits	**110,065**	—	110,065
All other time deposits	**1,863,838**	2,222,537	(358,699)
Other	**1,352**	1,290	62
Total	**$5,095,420**	$5,188,052	$ (92,632)

In 2010, total year-end deposits at Vision Bank decreased by $55.5 million or 8.0% and decreased by $37.1 million or 0.8% for Park's Ohio-based operations.

Total year-end deposits increased by $426 million or 9.0% in 2009. Excluding a $236 million decline in brokered deposits in 2009, deposits increased by $662 million or 14.6% in 2009. In 2009, Vision Bank's year-end total deposits increased by $52 million or 8.2% and Park's Ohio-based operations increased deposits by $374 million or 9.1%.

Average total deposits were $5,182 million in 2010, compared to $5,051 million in 2009 and $4,603 million in 2008. Average noninterest bearing deposits were $908 million in 2010, compared to $818 million in 2009 and $740 million in 2008.

Management expects that total deposits (exclusive of brokered deposits) will modestly increase in 2011 by 1%. Excluding brokered deposits, total year-end deposits decreased by 3.9% in 2010, which was in line with the guidance of a 3% to 5% decline that was provided a year ago by Park's management.

The Federal Open Market Committee ("FOMC") of the Federal Reserve Board decreased the federal funds rate from 4.25% at December 31, 2007 to a range of 0% to 0.25% at year-end 2008. The FOMC aggressively lowered the federal funds rate during 2008 as the severity of the economic recession increased. The FOMC maintained the targeted federal funds rate in the 0% to 0.25% range for all of 2009 and 2010, as the U.S. economy gradually recovered from the severe recession. The average federal funds rate was 0.18% for 2010, compared to an average rate of 0.16% for 2009 and 1.93% in 2008.

The average interest rate paid on interest bearing deposits was 0.98% in 2010, compared to 1.53% in 2009 and 2.33% in 2008. The average cost of interest bearing deposits for each quarter of 2010 was 0.82% for the fourth quarter, 0.91% for the third quarter, 1.04% for the second quarter and 1.15% for the first quarter.

Park's management expects that due to the uncertainty of future economic growth following the economic recession, the FOMC will maintain the federal funds interest rate at approximately 0.25% for most of 2011. As a result, Park's management expects a slight decline in the average interest rate paid on interest bearing deposits in 2011.

Short-Term Borrowings: Short-term borrowings consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances, federal funds purchased and other borrowings. These funds are used to manage the Corporation's liquidity needs and interest rate sensitivity risk. The average rate paid on short-term borrowings generally moves closely with changes in market interest rates for short-term investments. The average rate paid on short-term borrowings was 0.39% in 2010 compared to 0.76% in 2009 and 2.38% in 2008.

The average cost of short-term borrowings for each quarter of 2010 was 0.32% for the fourth quarter, 0.37% for the third quarter, 0.43% for the second quarter and 0.46% for the first quarter. Management expects the average rate paid on short-term borrowings in 2011 will be down slightly compared to 2010.

Average short-term borrowings were $301 million in 2010 compared to $420 million in 2009 and $609 million in 2008. The decrease in average short-term borrowings in 2010 compared to 2009, as well as 2009 compared to 2008, was primarily due to the increase in average deposit balances in both 2010 and 2009. While average short-term borrowings declined in 2010 compared to 2009, the short-term borrowing balance at December 31, 2010 was $663.7 million compared to $324.2 million at December 31, 2009, as Park increased its investment portfolio at year-end 2010 and temporarily funded the increase in assets through short-term borrowings.

Long-Term Debt: Long-term debt primarily consists of borrowings from the Federal Home Loan Bank and repurchase agreements with investment banking firms. (The average balance of long-term debt and the average cost of long-term debt includes the subordinated debentures discussed in the following section.)

In 2010, average long-term debt was $725 million compared to $780 million in 2009 and $836 million in 2008. Average total debt (long-term and short-term) was $1,026 million in 2010 compared to $1,200 million in 2009 and $1,445 million in 2008. Average total debt decreased by $174 million or 14.5% in 2010 compared to 2009 and decreased by $245 million or 16.9% in 2009 compared to 2008. The decrease in average total debt in 2010 compared to 2009, as well as compared to 2008, was primarily due to the increase in average deposits. Average long-term debt was 71% of average total debt in 2010 compared to 65% in 2009 and 58% in 2008.

The average rate paid on long-term debt was 3.91% for 2010, compared to 3.38% for 2009 and 3.72% for 2008. In 2010, the average cost of long-term debt for each quarter was 3.87% for the fourth quarter, 3.91% for the third quarter, 3.92% for the second quarter and 3.92% for the first quarter.

Management expects the average long-term debt balance will be approximately $850 million in 2011, as management increased long-term borrowings in January 2011 by $150 million and used the proceeds to repay short-term borrowings. Additionally, management expects that the average rate paid on long-term debt will be approximately 3.50% in 2011.

Subordinated Debentures/Notes: Park assumed with the Vision acquisition, $15 million of floating rate junior subordinated notes. The interest rate on these subordinated notes adjusts every quarter at 148 basis points above the three-month LIBOR interest rate. The maturity date for the junior subordinated notes is December 30, 2035 and the junior subordinated notes may be prepaid after December 30, 2010. These junior subordinated notes qualify as Tier 1 capital under current Federal Reserve System guidelines.

Park's Ohio-based banking subsidiary, PNB, issued a $25 million subordinated debenture on December 28, 2007. The interest rate on this subordinated debenture adjusts every quarter at 200 basis points above the three-month LIBOR interest rate. The maturity date for the subordinated debenture is December 29, 2017 and the subordinated debenture may be prepaid after December 28, 2012. On January 2, 2008, Park entered into a "pay fixed-receive floating" interest rate swap agreement for a notional amount of $25 million with a maturity date of December 28, 2012. This interest rate swap agreement was designed to hedge the cash flows pertaining to the $25 million subordinated debenture until December 28, 2012. Management converted the cash flows to a fixed interest rate of 6.01% through the use of the interest rate swap. This subordinated debenture qualifies as Tier 2 capital under the applicable regulations of the Office of the Comptroller of the Currency of the United States of America (the "OCC") and the Federal Reserve System.

On December 23, 2009, Park issued $35.25 million of subordinated notes to 38 purchasers. These subordinated notes have a fixed annual interest rate of 10% with quarterly interest payments. The maturity date of these subordinated notes is December 23, 2019. These subordinated notes may be prepaid by Park any time after December 23, 2014. The subordinated notes qualify as Tier 2 capital under applicable rules of the Federal Reserve System. Each subordinated note was purchased at a purchase price of 100% of the principal amount by an accredited investor.

See Note 11 of the Notes to Consolidated Financial Statements for additional information on the subordinated debentures and subordinated notes.

Sale of Common Stock: Park sold an aggregate of 509,184 common shares, out of treasury shares, during 2010. Of the 509,184 common shares sold in 2010, 437,200 common shares were issued upon the exercise of warrants associated with the capital raise that closed on October 30, 2009. As part of the capital raise that closed on December 10, 2010, Park sold 71,984 common shares and issued warrants for the purchase of 71,984 shares of common stock. The warrants issued as part of the December 10, 2010 transaction have an exercise price of $76.41 per share. Warrants covering the purchase of an aggregate of 35,992 common shares expire on June 10, 2011 and warrants covering the purchase of the other 35,992 common shares expire on December 10, 2011.

In total for 2010, Park sold 509,184 common shares and warrants covering 71,984 common shares at a weighted average price per share of $67.99 for gross proceeds of $34.6 million. Net of selling expenses and professional fees, Park raised $33.5 million of common equity from capital raising activities in 2010.

During 2009, Park sold 904,072 common shares and warrants covering 500,000 common shares at a weighted average price per share of $61.20 for gross proceeds of $55.3 million. Net of selling expenses and professional fees, Park raised $53.5 million of common equity from capital raising activities in 2009.

Stockholders' Equity: Tangible stockholders' equity (stockholders' equity less goodwill and other intangible assets) to tangible assets (total assets less goodwill and other intangible assets) was 9.24% at December 31, 2010 compared to 9.13% at December 31, 2009 and 7.98% at December 31, 2008.

The ratio of tangible stockholders' equity to tangible assets for each of the past three years includes the issuance of $100 million of Park Series A Preferred Shares to the U.S. Treasury on December 23, 2008. In 2009, Park's tangible stockholders' equity to tangible assets ratio increased largely as a result of the sale of common stock which increased equity by $53.5 million. In 2010, Park's tangible stockholders' equity to tangible assets further increased largely as a result of the sale of common stock which increased equity by $33.5 million. Excluding the $100.0 million of Series A Preferred Shares, the ratio of tangible stockholders' equity to tangible assets was 7.86% at December 31, 2010, 7.69% at December 31, 2009 and 6.54% at December 31, 2008.

In accordance with GAAP, Park reflects any unrealized holding gain or loss on AFS securities, net of income taxes, as accumulated other comprehensive income (loss) which is part of Park's stockholders' equity. The unrealized holding gain on AFS securities, net of income taxes, was $15.1 million at year-end 2010, compared to $30.1 million at year-end 2009 and $31.6 million at year-end 2008. Long-term and short-term interest rates decreased sharply during the fourth quarter of 2008 which caused the market value of Park's investment securities to increase and produced the large unrealized holding gain on AFS securities, net of income taxes, at December 31, 2009 and 2008. The net unrealized holding gains on AFS securities, net of taxes, decreased by $18.4 million in the fourth quarter of 2010 as interest rates increased in November and December.

In accordance with GAAP, Park adjusts accumulated other comprehensive income (loss) to recognize the net actuarial gain or loss reflected in the accounting for Park's Pension Plan. See Note 13 of the Notes to Consolidated Financial Statements for information on the accounting for Park's Pension Plan.

Pertaining to the Pension Plan, Park recognized a net comprehensive loss of $2.4 million in 2010, a net comprehensive gain of $6.3 million in 2009 and a net comprehensive loss of $16.2 million in 2008. The comprehensive loss in 2010 was primarily due to a change in actuarial assumptions, specifically the discount rate. This actuarial loss more than offset the positive investment returns and contributions to the Pension Plan in 2010. The comprehensive gain in 2009 was due to positive investment returns and contributions to the Pension Plan. The large comprehensive loss in 2008 was primarily due to the negative investment return on Pension Plan assets in 2008, as a result of the poor performance of stock investments in 2008. At year-end 2010, the balance in accumulated other comprehensive income/(loss) pertaining to the Pension Plan was ($15.9) million, compared to ($13.5) million at December 31, 2009 and ($19.8) million at December 31, 2008.

Park also recognized net comprehensive income/(loss) of ($0.1) million, $0.3 million and ($1.3) million for the years ended December 31, 2010, 2009 and 2008, respectively, due to the mark-to-market of the $25 million cash flow hedge. See Note 19 of the Notes to Consolidated Financial Statements for information on the accounting for Park's derivative instruments.

INVESTMENT OF FUNDS

Loans: Average loans were $4,642 million in 2010 compared to $4,594 million in 2009 and $4,355 million in 2008. The average yield on loans was 5.80% in 2010 compared to 6.03% in 2009 and 6.93% in 2008. The average prime lending rate in 2010 and 2009 was 3.25% compared to 5.09% in 2008. Approximately 62% of Park's loan balances mature or reprice within one year (see Table 23). The yield on average loan balances for each quarter of 2010 was 5.73% for the fourth quarter, compared to 5.76% for the third quarter, 5.84% for the second quarter and 5.87% for the first quarter. Management expects that the yield on the loan portfolio will decrease modestly in 2011 compared to the average yield of 5.80% for 2010. Year-end loan balances increased by $92 million or 2.0% in 2010 compared to 2009. Park's Ohio-based subsidiaries increased loans by $129 million or 3.2% during 2010. Vision Bank had a decline in loans of $37 million or 5.4% during 2010.

In 2009, year-end loan balances increased by $149 million or 3.3%. Park's Ohio-based subsidiaries increased loans by $162 million or 4.3% during 2009. Vision Bank had a small decline in loans of $13 million or 1.9% in 2009.

In 2008, year-end loan balances increased by $267 million or 6.3%. During the fourth quarter of 2008, Park's Ohio-based banking divisions sold $31 million of unsecured credit card balances. Exclusive of the sale of the credit card balances, year-end loan balances grew by $298 million or 7.0%. At Vision Bank, year-end loan balances increased by $51 million or 8.0% during 2008 to $690 million. Park's Ohio-based subsidiaries increased loans by $216 million or 6.0% during 2008. Excluding the sale of the credit card balances, Park's Ohio-based subsidiaries increased loans by $247 million or 6.9% in 2008.

A year ago, management projected that year-end loan balances would grow approximately 1% to 3% in 2010. The actual loan growth of 2.0% was consistent with this guidance. Management expects that loan growth for 2011 will continue to be in the 1% to 3% range as the demand for loans continues to be moderate as the economy recovers slowly from the recent recession.

Year-end residential real estate loans were $1,692 million, $1,555 million and $1,560 million in 2010, 2009 and 2008, respectively. Residential real estate loans increased by $137 million or 8.8% in 2010, decreased by $5 million or 0.3% in 2009 and increased by $79 million or 5.3% during 2008. The increase of $137 million in 2010 was primarily due to management's decision to retain 15-year, fixed-rate residential mortgage loans that were previously sold in the secondary market. The balance of loans for this new product was $176 million at December 31, 2010, with a weighted average interest rate of 3.82%. Management expects these loans will be held to maturity. Management does not expect any growth in residential real estate loans in 2011, as Park's customers will continue to favor 30-year, fixed-rate residential mortgage loans.

The long-term fixed rate residential mortgage loans that Park originates are sold in the secondary market and Park typically retains the servicing on these loans. As mentioned above, during 2010, Park began to retain 15-year, fixed-rate mortgage loans. The balance of sold fixed-rate residential mortgage loans decreased by $47 million or 3.1% to $1,471 million at year-end 2010, compared to $1,518 million at year-end 2009 and $1,369 million at year-end 2008. Due to low long-term interest rates in 2009 and 2010, the demand for fixed-rate residential mortgage loans was extraordinary. Park originated and sold $358 million of fixed-rate residential mortgage loans in 2010 compared to $615 million in 2009, and $161 million in 2008. Additionally, as previously discussed, Park originated and retained $176 million of 15-year, fixed-rate residential mortgages in 2010. During 2009, Park originated and retained $8 million of fixed-rate residential mortgage loans. Management expects that the loan origination volume of fixed-rate mortgage loans could decrease by 50% or more in 2011. The balance of sold fixed-rate residential mortgage loans is expected to increase by 1% to 3% in 2011.

Year-end consumer loans were $667 million, $704 million and $643 million in 2010, 2009 and 2008, respectively. Consumer loans decreased by $37 million or 5.3% in 2010, primarily due to a decline in automobile loans originated in Ohio, as competition for automobile loans increased throughout the year. Consumer loans increased by $61 million or 9.5% in 2009 and increased by $50 million or 8.4% in 2008. The increases in consumer loans for 2009 and 2008 were primarily due to an increase in automobile loans originated through automobile dealers in Ohio. Management expects that consumer loans will decrease by 1% to 3% in 2011.

On a combined basis, year-end commercial, financial and agricultural loans, real estate construction loans and commercial real estate loans totaled $2,371 million, $2,377 million and $2,284 million at year-end 2010, 2009 and 2008, respectively. These combined loan totals declined by $6 million or 0.3% in 2010, increased by $93 million or 4.1% in 2009 and increased by $141 million or 6.6% in 2008. Management expects that commercial, financial and agricultural loans, real estate construction loans and commercial real estate loans will grow by 1% to 3% in 2010.

Year-end lease balances were $3 million in both 2010 and 2009 and $4 million in 2008. Management continues to de-emphasize leasing and expects the balance to further decline in 2011.

Table 6 reports year-end loan balances by type of loan for the past five years.

Table 6 – Loans by Type

December 31, (In thousands)	2010	2009	2008	2007	2006
Commercial, financial and agricultural	**$ 737,902**	$ 751,277	$ 714,296	$ 613,282	$ 548,254
Real estate – construction	**406,480**	495,518	533,788	536,389	234,988
Real estate – residential	**1,692,209**	1,555,390	1,560,198	1,481,174	1,300,294
Real estate – commercial	**1,226,616**	1,130,672	1,035,725	993,101	854,869
Consumer	**666,871**	704,430	643,507	593,388	532,092
Leases	**2,607**	3,145	3,823	6,800	10,205
Total Loans	**$4,732,685**	$4,640,432	$4,491,337	$4,224,134	$3,480,702

Table 7 – Selected Loan Maturity Distribution

December 31, 2010 (In thousands)	One Year or Less (1)	Over One Through Five Years	Over Five Years	Total
Commercial, financial and agricultural	$ 325,895	$263,847	$ 148,160	**$ 737,902**
Real estate – construction	230,426	96,599	79,455	**406,480**
Real estate – commercial	200,549	235,700	790,367	**1,226,616**
Total	**$ 756,870**	**$596,146**	**$1,017,982**	**$2,370,998**
Total of these selected loans due after one year with:				
Fixed interest rate				**$ 553,098**
Floating interest rate				**$1,061,030**

(1) Nonaccrual loans of $192,492 are included within the one year or less classification above.

Investment Securities: Park's investment securities portfolio is structured to minimize credit risk, provide liquidity and contribute to earnings. Park's investment strategy is dynamic. As conditions change over time, Park's overall interest rate risk, liquidity needs and potential return on the investment portfolio will change. Management regularly evaluates the securities in the investment portfolio as circumstances evolve. Circumstances that could result in the sale of a security include: to better manage interest rate risk; to meet liquidity needs; or to improve the overall yield in the investment portfolio.

Park classifies most of its securities as AFS (see Note 4 of the Notes to Consolidated Financial Statements). These securities are carried on the books at their estimated fair value with the unrealized holding gain or loss, net of federal taxes, accounted for as accumulated other comprehensive income (loss) which is part of the Corporation's equity. The securities that are classified as AFS are free to be sold in future periods in carrying out Park's investment strategies.

Generally, Park classifies U.S. Government Agency collateralized mortgage obligations ("CMOs") that it purchases as held-to-maturity. A classification of held-to-maturity means that Park has the positive intent and the ability to hold these securities until maturity. Park classifies CMOs as held-to-maturity because these securities are generally not as liquid as the U.S. Government Agency

mortgage-backed securities and U.S. Government Agency notes that Park classifies as AFS. At year-end 2010, Park's held-to-maturity securities portfolio was $674 million, compared to $507 million at year-end 2009 and $428 million at year-end 2008. Park purchased $314 million of CMOs in 2010, $119 million of CMOs in 2009 and $270 million of CMOs in 2008. All of the mortgage-backed securities and CMOs in Park's investment portfolio were issued by a U.S. Government Agency.

Average taxable investment securities were $1,730 million in 2010, compared to $1,848 million in 2009 and $1,756 million in 2008. The average yield on taxable securities was 4.44% in 2010, compared to 4.90% in 2009 and 5.00% in 2008. Average tax-exempt investment securities were $17 million in 2010, compared to $30 million in 2009 and $45 million in 2008. The average tax-equivalent yield on tax-exempt investment securities was 7.24% in 2010, compared to 7.45% in 2009 and 6.90% in 2008.

Year-end total investment securities (at amortized cost) were $2,017 million in 2010, $1,817 million in 2009 and $2,010 million in 2008. Management purchased investment securities totaling $3,033 million in 2010, $469 million in 2009 and $693 million in 2008. The significant increase in purchases during 2010 was largely due to the purchase of $1,319 million of 28-day U.S. Government Agency discount notes and $823 million of U.S. Government Agency callable notes. Proceeds from repayments and maturities of investment securities were $2,385 million in 2010, $467 million in 2009 and $310 million in 2008. The increase in proceeds from repayments and maturities in 2010 was primarily due to the 28-day U.S. Government Agency discount notes and U.S. Government Agency callable notes, which had repayments or maturities of $1,319 million and $710 million, respectively during the year. Proceeds from sales of AFS securities were $460 million in 2010, $204 million in 2009 and $81 million in 2008. Park realized net security gains on a pre-tax basis of $11.9 million in 2010, $7.3 million in 2009 and $1.1 million in 2008.

During 2010, Park sold investment securities during the first, second and fourth quarters. In total, these sales resulted in proceeds of $460.2 million and a pre-tax gain of $11.9 million.

During the first quarter of 2010, Park sold $200.7 million of U.S. Government Agency mortgage-backed securities for a pre-tax gain of $8.3 million. These mortgage-backed securities had a weighted average remaining life of approximately 3 years, a weighted average book yield of 4.75% and were sold at an average price of 103.7% of the principal balance with an estimated yield to the buyer of 2.99%. Additionally, Park sold $75 million of U.S. Government Agency callable notes for no gain or loss in the first quarter to reduce the extension risk in the investment securities portfolio in the case of interest rate increases in the future. These securities had a book yield of 4.25% and a final maturity in approximately 9 years.

During the second quarter of 2010, Park sold $57 million of U.S. Government Agency mortgage-backed securities for a pre-tax gain of $3.5 million. These mortgage-backed securities had a weighted average remaining life of approximately 3 years, a weighted average book yield of 4.64% and were sold at an average price of 105.8% of the principal balance with an estimated yield to the buyer of 2.08%.

During the fourth quarter of 2010, Park sold $115.8 million of U.S. Government Agency callable notes for a small gain of $45,000. These securities had a book yield of 3.37% and a final maturity in approximately 10 years.

During the second quarter of 2009, Park sold U.S. Government Agency mortgage-backed securities with a book value of $197 million, for proceeds of $204.3 million and a pre-tax gain of $7.3 million. These securities had a book yield of 4.70% and a weighted average remaining life of about 3 years. These mortgage-backed securities were sold at a price of approximately 103.2% of par with an estimated yield to the buyer of 3.33%.

During the first quarter of 2011, Park sold approximately $105 million of U.S. Government Agency mortgage-backed securities for a pre-tax gain of $6.6 million. These securities were sold at a price of approximately 106.2% of par with an estimated yield to the buyer of 2.10%. The book yield on these mortgage-backed securities is approximately 5.02%. Management expects to reinvest the proceeds from the sale of the mortgage-backed securities late in the first quarter of 2011.

At year-end 2010 and 2009, the average tax-equivalent yield on the total investment portfolio was 4.01% and 4.87%, respectively. The weighted average remaining maturity was 3.6 years at December 31, 2010 and 3.5 years at December 31, 2009. U.S. Government Agency asset-backed securities were approximately 82% of the total investment portfolio at year-end 2010 and were approximately 76% of the total investment portfolio at year-end 2009. This segment of the investment portfolio consists of 15-year mortgage-backed securities and CMOs.

The average maturity of the investment portfolio would lengthen if long-term interest rates would increase as the principal repayments from mortgage-backed securities and CMOs would be reduced and callable U.S. Government Agency notes would extend to their maturity dates. At year-end 2010, management estimated that the average maturity of the investment portfolio would lengthen to 6.0 years with a 100 basis point increase in long-term interest rates and to 6.6 years with a 200 basis point increase in long-term interest rates. Likewise, the average maturity of the investment portfolio would shorten if long-term interest rates would decrease as the principal repayments from mortgage-backed securities and CMOs would increase as borrowers would refinance their mortgage loans and the callable U.S. Government Agency notes would shorten to their call dates. At year-end 2010, management estimated that the average maturity of the investment portfolio would decrease to 2.2 years with a 100 basis point decrease in long-term interest rates and to 1.6 years with a 200 basis point decrease in long-term interest rates.

Table 8 sets forth the carrying value of investment securities, as well as the percentage held within each category at year-end 2010, 2009 and 2008:

Table 8 – Investment Securities

December 31, (In thousands)	2010	2009	2008
Obligations of U.S. Treasury and other U.S. Government sponsored entities	**$ 273,313**	$ 347,595	$ 128,688
Obligations of states and political subdivisions	**14,211**	20,123	37,188
U.S. Government asset-backed securities	**1,681,815**	1,425,361	1,822,587
Federal Home Loan Bank stock	**61,823**	62,044	61,928
Federal Reserve Bank stock	**6,876**	6,875	6,876
Equities	**1,753**	1,562	1,784
Total	**$2,039,791**	$1,863,560	$2,059,051
Investments by category as a percentage of total investment securities			
Obligations of U.S. Treasury and other U.S. Government sponsored entities	**13.4%**	18.6%	6.2%
Obligations of states and political subdivisions	**0.7%**	1.1%	1.8%
U.S. Government asset-backed securities	**82.5%**	76.5%	88.5%
Federal Home Loan Bank stock	**3.0%**	3.3%	3.0%
Federal Reserve Bank stock	**0.3%**	0.4%	0.4%
Equities	**0.1%**	0.1%	0.1%
Total	**100.0%**	100.0%	100.0%

ANALYSIS OF EARNINGS

Park's principal source of earnings is net interest income, the difference between total interest income and total interest expense. Net interest income results from average balances outstanding for interest earning assets and interest bearing liabilities in conjunction with the average rates earned and paid on them. (See Table 9 for three years of history on the average balances of the balance sheet categories and the average rates earned on interest earning assets and the average rates paid on interest bearing liabilities.)

Table 9 – Distribution of Assets, Liabilities and Stockholders' Equity

December 31, (In thousands)	2010 Daily Average	2010 Interest	2010 Average Rate	2009 Daily Average	2009 Interest	2009 Average Rate	2008 Daily Average	2008 Interest	2008 Average Rate
ASSETS									
Interest earning assets:									
Loans (1) (2)	**$4,642,478**	**$269,306**	**5.80%**	$4,594,436	$276,893	6.03%	$4,354,520	$301,926	6.93%
Taxable investment securities	**1,729,511**	**76,838**	**4.44%**	1,847,706	90,558	4.90%	1,755,879	87,711	5.00%
Tax-exempt investment securities (3)	**16,845**	**1,220**	**7.24%**	29,597	2,205	7.45%	45,420	3,134	6.90%
Money market instruments	**93,009**	**200**	**0.22%**	52,658	116	0.22%	15,502	295	1.90%
Total interest earning assets	**6,481,843**	**347,564**	**5.36%**	6,524,397	369,772	5.67%	6,171,321	393,066	6.37%
Noninterest earning assets:									
Allowance for loan losses	**(119,639)**			(103,683)			(86,485)		
Cash and due from banks	**116,961**			110,227			143,151		
Premises and equipment, net	**69,839**			67,944			69,278		
Other assets	**493,746**			436,646			410,821		
TOTAL	**$7,042,750**			$7,035,531			$6,708,086		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Transaction accounts	**$1,354,392**	**$4,450**	**0.33%**	$1,229,553	$ 7,889	0.64%	$1,364,635	$ 19,509	1.43%
Savings deposits	**891,021**	**1,303**	**0.15%**	805,783	2,926	0.36%	585,505	3,124	0.53%
Time deposits	**2,029,088**	**36,212**	**1.78%**	2,197,055	53,805	2.45%	1,912,640	67,259	3.52%
Total interest bearing deposits	**4,274,501**	**41,965**	**0.98%**	4,232,391	64,620	1.53%	3,862,780	89,892	2.33%
Short-term borrowings	**300,939**	**1,181**	**0.39%**	419,733	3,209	0.76%	609,219	14,469	2.38%
Long-term debt (4)	**725,356**	**28,327**	**3.91%**	780,435	26,370	3.38%	835,522	31,105	3.72%
Total interest bearing liabilities	**5,300,796**	**71,473**	**1.35%**	5,432,559	94,199	1.73%	5,307,521	135,466	2.55%
Noninterest bearing liabilities:									
Demand deposits	**907,514**			818,243			739,993		
Other	**87,885**			109,415			92,607		
Total noninterest bearing liabilities	**995,399**			927,658			832,600		
Stockholders' equity	**746,555**			675,314			567,965		
TOTAL	**$7,042,750**			$7,035,531			$6,708,086		
Net interest earnings		**$276,091**			$275,573			$257,600	
Net interest spread			**4.01%**			3.94%			3.82%
Net yield on interest earning assets			**4.26%**			4.22%			4.16%

(1) Loan income includes loan related fee income of $9 in 2010, $1,372 in 2009 and $4,650 in 2008. Loan income also includes the effects of taxable equivalent adjustments using a 35% tax rate in 2010, 2009 and 2008. The taxable equivalent adjustment was $1,614 in 2010, $1,294 in 2009 and $763 in 2008.

(2) For the purpose of the computation, nonaccrual loans are included in the daily average loans outstanding.

(3) Interest income on tax-exempt investment securities includes the effects of taxable equivalent adjustments using a 35% tax rate in 2010, 2009 and 2008. The taxable equivalent adjustments were $434 in 2010, $788 in 2009 and $964 in 2008.

(4) Includes subordinated debenture and subordinated notes.

Net interest income increased slightly by $553,000 or 0.2% to $274.0 million for 2010 compared to an increase of $17.6 million or 6.9% to $273.5 million for 2009. The tax equivalent net yield on interest earning assets was 4.26% for 2010 compared to 4.22% for 2009 and 4.16% for 2008. The net interest rate spread (the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities) was 4.01% for 2010, compared to 3.94% for 2009 and 3.82% for 2008. The small increase in net interest income in 2010 was due to the increase in the net interest spread to 4.01% from 3.94%. The average balance of interest earning assets decreased slightly by $42 million or 0.7% to $6,482 million in 2010. In 2009, the increase in net interest income was primarily due to the increase in average interest earning assets of $353 million or 5.7% to $6,524 million and to an increase in the net interest spread to 3.94% from 3.82% in 2008.

The average yield on interest earning assets was 5.36% in 2010 compared to 5.67% in 2009 and 6.37% in 2008. The average federal funds rate for 2010 was 0.18%, compared to an average rate of 0.16% in 2009 and 1.93% in 2008. On a quarterly basis for 2010, the average yield on interest earning assets was 5.23% for the fourth quarter, 5.34% for the third quarter, 5.44% for the second quarter and 5.45% for the first quarter. Management expects that the average yield on interest earning assets will also slightly decrease in 2011, similar to the decrease in 2010.

The average rate paid on interest bearing liabilities was 1.35% in 2010, compared to 1.73% in 2009 and 2.55% in 2008. On a quarterly basis for 2010, the average rate paid on interest bearing liabilities was 1.21% for the fourth quarter, 1.29% for the third quarter, 1.40% for the second quarter and 1.49% for the first quarter. Management expects that the average rate paid on interest bearing liabilities will modestly decrease in 2011, similar to the decrease in 2010.

The following table displays (for each quarter of 2010) the average balance of interest earning assets, net interest income and the tax equivalent net interest margin.

Table 10 – Quarterly Net Interest Margin

(In thousands)	Average Interest Earning Assets	Net Interest Income	Tax Equivalent Net Interest Margin
First Quarter	$6,528,149	$ 67,380	4.22%
Second Quarter	6,468,094	68,721	4.29%
Third Quarter	6,484,941	69,445	4.28%
Fourth Quarter	6,447,046	68,498	4.25%
2010	**$6,481,843**	**$274,044**	**4.26%**

Management expects that average interest earnings assets will be approximately $6,550 million for 2011. Management expects that net interest income will be $268 to $278 million in 2011 and that the tax equivalent net interest margin will be approximately 4.10% to 4.20% in 2011. (Please see the "Summary Discussion of Operating Results for Park" section of this Financial Review for a comparison of 2010 results to management's projections from a year ago.)

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Table 11 – Volume/Rate Variance Analysis

	Change from 2009 to 2010			Change from 2008 to 2009		
(In thousands)	**Volume**	**Rate**	**Total**	Volume	Rate	Total
Increase (decrease) in: Interest income:						
Total loans	**$ 2,915**	**$(10,502)**	**$(7,587)**	$15,891	$(40,924)	$(25,033)
Taxable investments	**(5,560)**	**(8,160)**	**(13,720)**	4,600	(1,753)	2,847
Tax-exempt investments	**(925)**	**(60)**	**(985)**	(1,163)	234	(929)
Money market instruments	**84**	**—**	**84**	250	(429)	(179)
Total interest income	**(3,486)**	**(18,722)**	**(22,208)**	19,578	(42,872)	(23,294)
Interest expense: Transaction accounts	**$ 725**	**$ (4,164)**	**$(3,439)**	$ (1,766)	$ (9,854)	$(11,620)
Savings accounts	**270**	**(1,893)**	**(1,623)**	968	(1,166)	(198)
Time deposits	**(3,844)**	**(13,749)**	**(17,593)**	9,026	(22,480)	(13,454)
Short-term borrowings	**(746)**	**(1,282)**	**(2,028)**	(3,536)	(7,724)	(11,260)
Long-term debt	**(1,960)**	**3,917**	**1,957**	(1,985)	(2,750)	(4,735)
Total interest expense	**(5,555)**	**(17,171)**	**(22,726)**	2,707	(43,974)	(41,267)
Net variance	**$ 2,069**	**$ (1,551)**	**$ 518**	$16,871	$ 1,102	$ 17,973

Other Income: Total other income decreased by $3.7 million or 4.5% to $77.5 million in 2010 compared to a decrease of $3.6 million or 4.3% to $81.2 million in 2009. Park's total other income in 2008 was positively impacted by two "one-time" items totaling $14.9 million. The "one-time" positive items in 2008 were $3.1 million of revenue recognized as a result of the initial public offering of Visa, Inc. and an aggregate of $11.8 million of revenue which resulted from the sale of the unsecured credit card balances and the sale of the merchant processing business. In 2009, Park's total other income included a "one-time" positive item of $3.0 million from the sale of all the Class B shares of stock that Park received from the initial public offering of Visa, Inc.

The following table displays total other income for Park in 2010, 2009 and 2008.

Table 12 – Other Income

Year Ended December 31 (In thousands)	**2010**	2009	2008
Income from fiduciary activities	**$13,874**	$12,468	$13,937
Service charges on deposits	**19,717**	21,985	24,296
Net gains on sales of securities	**11,864**	7,340	1,115
Other service income	**13,816**	18,767	8,882
Checkcard fee income	**11,177**	9,339	8,695
Bank owned life insurance income	**4,978**	5,050	5,102
ATM fees	**2,951**	3,082	3,063
OREO devaluations	**(10,590)**	(6,818)	(2,948)
Other	**9,709**	9,977	22,692
Total other income	**$77,496**	$81,190	$84,834

Income from fiduciary activities increased by $1.4 million or 11.3% to $13.9 million in 2010 and decreased by $1.5 million or 10.5% to $12.5 million in 2009. The increase in fiduciary fee income in 2010 was primarily due to the improvement in the equity markets during the year compared to 2009 and also due to an increase in the total accounts served by Park's Trust department. Park charges fiduciary fees based on the market value of the assets being managed. The Dow Jones Industrial Average stock index annual average was 11,244 for calendar 2008, 8,885 for calendar year 2009, and 10,669 for calendar year 2010. The market value of the assets that Park manages was $3.3 billion at December 31, 2010 compared to $3.1 billion at December 31, 2009 and $2.7 billion at December 31, 2008. Management expects an increase of approximately 5% in fee income from fiduciary activities in 2011.

Service charges on deposit accounts decreased by $2.3 million or 10.3% to $19.7 million in 2010 and decreased by $2.3 million or 9.5% to $22.0 million in 2009. The decrease in service charge income in 2010 was primarily due to a decrease in fee income from overdraft charges and other non-sufficient funds (NSF) charges. Park's customers did not use our courtesy overdraft program as frequently in 2010 and, as a result, this fee income decreased by $2.0 million or 11.6% in 2010 compared to 2009. Management expects that revenue from service charges on deposits in 2011 will be within a range of $18 million to $20 million.

Fee income earned from origination and sale into the secondary market of long-term fixed-rate mortgage loans is included within other non-yield related fees in the subcategory "Other service income". Other service income decreased by $5.0 million, or 26.4%, to $13.8 million in 2010. This large decrease was due to a decline in the volume of fixed-rate residential mortgage loans that Park originated and sold into the secondary market in 2010 compared to 2009. The amount of fixed-rate mortgage loans originated and sold in 2010 was $358 million, compared to $615 million in 2009 and $161 million in 2008. Additionally, as previously discussed, Park originated and retained $176 million of 15-year, fixed-rate residential mortgages in 2010. During 2009, Park originated and retained $8 million of fixed-rate residential mortgage loans. In 2009, other service income increased by $9.9 million or 111.3% to $18.8 million, which was related to the aforementioned increase in fixed-rate mortgage loans originated and sold in 2009. Park's management expects that the volume of fixed-rate residential mortgage loans will continue to decline in 2011 and as a result expects that other service income will decrease by approximately $2 million or 14% in 2011.

Checkcard fee income, which is generated from debit card transactions increased $1.8 million or 19.7% to $11.2 million in 2010. During 2009, checkcard fee income increased $644,000 or 7.4% to $9.3 million. The increases in both 2010 and 2009 were attributable to continued increases in the volume of debit card transactions. Park's management expects checkcard fee income will decline by approximately $2 million or 18% in 2011, as all banks are likely to experience some impact related to the Durbin Amendment that became a part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

OREO devaluations, which result from declines in the fair value (less anticipated selling costs) of property acquired through foreclosure, increased $3.8 million or 55.3% to $10.6 million in 2010. The increase in OREO devaluations was primarily due to devaluations of other real estate owned at Vision Bank. These devaluations were $8.8 million in 2010 compared to $6.1 million in 2009. Park's management expects that OREO devaluations will be less significant in 2011 as property values throughout Park's footprint are expected to stabilize throughout the 2011 year.

The subcategory of "Other" income includes fees earned from the sale of official checks and printed checks, rental fee income from safe deposit boxes and other miscellaneous income. Total other income decreased by $268,000 or 2.7% to $9.7 million in 2010 and decreased by $12.7 million or 56.0% to $10.0 million in 2009. The large decrease in 2009 was primarily due to the two "one-time" revenue items in 2008 which totaled $14.9 million. Park also had a $3.0 million positive "one-time" revenue item in 2009. Park's management expects 2011 revenue within the subcategory of other income will be consistent with the results experienced in 2010.

Park recognized net gains from the sale of investment securities of $11.9 million in 2010, $7.3 million in 2009 and $1.1 million in 2008. As previously discussed, Park expects to recognize a gain of approximately $6.6 million from the sale of securities in the first quarter of 2011.

A year ago, Park's management forecast that total other income, excluding gains from the sale of securities, would be approximately $68 million for 2010. The actual performance was below our estimate by $2.4 million or 3.5% at $65.6 million. For 2011, Park's management expects that total other income, excluding gains from the sale of securities, will be approximately $63 million to $67 million.

Other Expense: Total other expense was $187.1 million in 2010, compared to $188.7 million in 2009 and $234.5 million in 2008. Total other expense included a goodwill impairment charge of $55.0 million in 2008. Total other expense decreased by $1.6 million, or 0.9%, to $187.1 million in 2010. Excluding the goodwill impairment charge in 2008, total other expense increased by $9.2 million or 5.1% to $188.7 million in 2009.

The following table displays total other expense for Park in 2010, 2009 and 2008.

Table 13 – Other Expense

Year Ended December 31, (In thousands)	2010	2009	2008
Salaries and employee benefits	**$98,315**	$101,225	$ 99,018
Goodwill impairment charge	—	—	54,986
Data processing fees	**5,728**	5,674	7,121
Fees and service charges	**19,972**	15,935	12,801
Net occupancy expense of bank premises	**11,510**	11,552	11,534
Amortization of intangibles	**3,422**	3,746	4,025
Furniture and equipment expense	**10,435**	9,734	9,756
Insurance	**8,983**	12,072	2,322
Marketing	**3,656**	3,775	4,525
Postage and telephone	**6,648**	6,903	7,167
State taxes	**3,171**	3,206	2,989
Other	**15,267**	14,903	18,257
Total other expense	**$187,107**	$188,725	$234,501

Salaries and employee benefits expense decreased by $2.9 million or 2.9% to $98.3 million in 2010 and increased by $2.2 million or 2.2% to $101.2 million in 2009. The decrease in 2010 was primarily related to lower employee benefit costs, as pension plan expense decreased approximately $2.4 million. Full-time equivalent employees at year-end 2010 were 1,969, compared to 2,024 at year-end 2009 and 2,051 at year-end 2008. A year ago, Park's management projected that salaries and benefit expense would be $102 million for 2010. The actual performance for the year was $3.7 million or 3.6% lower than the estimate. For 2011, management is projecting salaries and employee benefits expense to increase by $3.7 million or 3.7% to $102 million for the year.

Vision Bank recorded goodwill impairment charges of $55.0 million in 2008. See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the goodwill impairment charges. Vision Bank did not have any remaining goodwill at year-end 2008.

Fees and service charges increased by $4.0 million or 25.3% to $20.0 million in 2010 and increased by $3.1 million or 24.5% to $15.9 million in 2009. This subcategory of total other expense includes legal fees, management consulting fees, director fees, audit fees, regulatory examination fees and memberships in industry associations. The large increase in fees and service charges expense in both 2009 and 2010 was primarily due to an increase in legal fees and consulting fees. This additional expense was primarily related to an increase in costs associated with the workout of problem loans at Park's Vision Bank subsidiary. Park's management expects that fees and service charges will be approximately $17 million to $19 million in 2011.

Insurance expense decreased by $3.1 million or 25.6% to $9.0 million in 2010 and increased by $9.8 million or 419% to $12.1 million in 2009. The decrease in 2010 and the increase in insurance expense in 2009 were primarily due to changes in FDIC insurance expense. In 2010, FDIC insurance expense decreased by $3.0 million to $8.0 million and in 2009, FDIC insurance expense increased by $9.5 million to $11.0 million. Park's management expects that insurance expense will be between $6 million to $8 million in 2011.

The subcategory "other" expense includes expenses for supplies, travel, charitable contributions, amortization of low income housing tax investments, expenses pertaining to other real estate owned and other miscellaneous expenses. The subcategory other expense increased by $364,000 or 2.4% to $15.3 million in 2010 and decreased by $3.4 million or 18.4% to $14.9 million in 2009. The decrease in the subcategory other expense in 2009 was primarily due to a $1.9 million decrease to $2.2 million in other real estate owned expense.

A year ago, Park's management projected that total other expense would be approximately $191 million in 2010. The actual expense for the year of $187.1 million was $3.9 million or 2.0% lower than the estimate. This variance was primarily due to lower than anticipated employee benefit costs. Management expects that total other expense for 2011 will be approximately $183 million to $187 million.

Income Taxes: Federal income tax expense was $26.5 million in 2010, compared to $25.4 million in 2009 and $24.3 million in 2008. State income tax expense was a credit for each of the past three years of $(1.2) million in 2010, $(2.5) million in 2009 and $(2.3) million in 2008. State income tax expense was a credit in 2010, 2009 and 2008, because Vision Bank had losses in all three years. Park performs an analysis to determine if a valuation allowance against deferred tax assets is required in accordance with GAAP. Vision Bank is subject to state income tax in Alabama and Florida. In 2010, a state tax benefit of $1.16 million was recorded by Vision Bank, consisting of a gross benefit of $2.26 million and a valuation allowance of $1.10 million ($712,000 net of the federal income tax benefit). Management has determined that the likelihood of realizing the full deferred tax asset on state net operating loss carryforwards fails to meet the "more likely than not" level. The net operating loss carryforward period for the states of Alabama and Florida are 8 years and 20 years, respectively. A merger of Vision Bank into Park National Bank would ensure the future utilization of the state net operating loss carryforward at Vision Bank. However, management is not certain when a merger of Vision Bank into Park National Bank can take place and as a result has decided not to record the additional state tax benefit of losses at Vision Bank until management has a better understanding of the timing and likelihood of a merger of Vision Bank into Park National Bank. Park and its Ohio-based

subsidiaries do not pay state income tax to the state of Ohio, but pay a franchise tax based on year-end equity. The franchise tax expense is included in "state taxes" as part of total other expense on Park's Consolidated Statements of Income.

Federal income tax expense as a percentage of income before taxes was 26.6% in 2010, compared to 26.2% in 2009 and 68.1% in 2008. The goodwill impairment charge of $55.0 million in 2008 reduced income tax expense by approximately $1 million. For 2008, the percentage of federal income tax expense to income before taxes (adjusted for the goodwill impairment charges) was 26.8%.

A lower federal effective tax rate than the statutory rate of 35% is primarily due to tax-exempt interest income from state and municipal investments and loans, low income housing tax credits and income from bank owned life insurance. Park's management expects that the federal effective income tax rate for 2011 will be approximately 26% to 28%.

CREDIT EXPERIENCE

Provision for Loan Losses: The provision for loan losses is the amount added to the allowance for loan losses to absorb future loan charge-offs. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historic and current loan loss experience and current economic conditions.

The provision for loan losses was $64.9 million in 2010, $68.8 million in 2009 and $70.5 million in 2008. Net loan charge-offs were $60.2 million in 2010, $52.2 million in 2009 and $57.5 million in 2008. The ratio of net loan charge-offs to average loans was 1.30% in 2010, 1.14% in 2009 and 1.32% in 2008.

The loan loss provision for Vision Bank was $39.2 million in 2010, $44.4 million in 2009 and $47.0 million in 2008. Net loan charge-offs for Vision Bank were $36.6 million in 2010, $28.9 million in 2009 and $38.5 million in 2008. Vision Bank's ratio of net loan charge-offs to average loans was 5.48% in 2010, 4.18% in 2009 and 5.69% in 2008.

Park's Ohio-based subsidiaries had a combined loan loss provision of $25.7 million in 2010, $24.4 million in 2009 and $23.5 million in 2008. Net loan charge-offs for Park's Ohio-based subsidiaries were $23.6 million in 2010, $23.3 million in 2009 and $19.0 million in 2008. The net loan charge-off ratio for Park's Ohio-based subsidiaries was 0.60% for both 2010 and 2009 and 0.52% for 2008.

At year-end 2010, the allowance for loan losses was $121.4 million or 2.57% of total loans outstanding, compared to $116.7 million or 2.52% of total loans outstanding at year-end 2009 and $100.1 million or 2.23% of total loans outstanding at year-end 2008. The increase in the allowance for loan losses as a percentage of total loans outstanding over the past three years is primarily due to an increase in specific reserves established for impaired commercial loans. As these impaired loans are resolved, management expects the allowance for loan losses as a percentage of total loans will return to historic levels. The table below provides additional information related to specific reserves on impaired commercial loans and general reserves for all other loans in Park's portfolio at December 31, 2010, 2009 and 2008.

Table 14 – General Reserve Trends

Year Ended December 31, (In thousands)	2010	2009	2008
Allowance for loan losses, end of period	$ 121,397	$ 116,717	$ 100,088
Specific reserves	43,459	36,721	8,875
General reserves	$77,938	$79,996	$91,213
Total loans	$4,732,685	$4,640,432	$4,491,337
Impaired commercial loans	250,933	201,143	141,343
Non-impaired loans	$4,481,752	$4,439,289	$4,349,994
Allowance for loan losses as a percentage of period end loans	2.57%	2.52%	2.23%
General reserves as a percentage of non-impaired loans	1.74%	1.80%	2.10%

Management believes that the allowance for loan losses at year-end 2010 is adequate to absorb probable incurred credit losses in the loan portfolio. See Note 1 of the Notes to Consolidated Financial Statements and the discussion under the heading "Critical Accounting Policies" earlier in this Financial Review for additional information on management's evaluation of the adequacy of the allowance for loan losses.

Management expects the loan loss provision for 2011 will be approximately $47 million to $57 million. This estimate reflects management's expectation that: (1) future declines in collateral values will be moderate as the economy continues to improve and pricing stabilizes throughout 2011 and (2) new nonperforming loans, specifically new nonperforming commercial land and development ("CL&D") loans at Vision Bank, will continue to decline in 2011. As discussed within the remainder of the credit experience section, Vision Bank's performing CL&D loan portfolio has declined significantly over the past three years. This estimated range could change significantly as circumstances for individual loans and economic conditions change.

A year ago, management projected the provision for loan losses would be $45 million to $55 million in 2010. As discussed throughout the remainder of this "Credit Experience" section, the primary reasons that the provision for loan losses was greater than management's projection were declines in collateral values for those loans that are collateral dependent and higher than anticipated new nonperforming loans. The table below provides a summary of the loan loss experience over the past five years:

Table 15 – Summary of Loan Loss Experience

(In thousands)	2010	2009	2008	2007	2006
Average loans (net of unearned interest)	$4,642,478	$4,594,436	$4,354,520	$4,011,307	$3,357,278
Allowance for loan losses:					
Beginning balance	116,717	100,088	87,102	70,500	69,694
Charge-offs:					
Commercial, financial and agricultural	8,484	10,047	2,953	4,170	853
Real estate – construction	23,308	21,956	34,052	7,899	718
Real estate – residential	18,401	11,765	12,600	5,785	1,915
Real estate – commercial	7,748	5,662	4,126	1,899	556
Consumer	8,373	9,583	9,181	8,020	6,673
Leases	—	9	4	3	57
Total charge-offs	66,314	59,022	62,916	27,776	10,772
Recoveries:					
Commercial, financial and agricultural	$ 1,237	$ 1,010	$ 861	$ 1,011	$ 842
Real estate – construction	813	1,322	137	180	—
Real estate – residential	1,429	1,723	1,128	718	1,017
Real estate – commercial	850	771	451	560	1,646
Consumer	1,763	2,001	2,807	3,035	3,198
Leases	—	3	31	64	150
Total recoveries	6,092	6,830	5,415	5,568	6,853
Net charge-offs	60,222	52,192	57,501	22,208	3,919
Provision charged to earnings	64,902	68,821	70,487	29,476	3,927
Allowance for loan losses of acquired bank	—	—	—	9,334	798
Ending balance	$ 121,397	$ 116,717	$ 100,088	$ 87,102	$ 70,500
Ratio of net charge-offs to average loans	1.30%	1.14%	1.32%	0.55%	0.12%
Ratio of allowance for loan losses to end of year loans, net of unearned interest	2.57%	2.52%	2.23%	2.06%	2.03%

The following table summarizes the allocation of the allowance for loan losses for the past five years:

Table 16 – Allocation of Allowance for Loan Losses

December 31,	2010		2009		2008		2007		2006	
(In thousands)	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category	Allowance	Percent of Loans Per Category
Commercial, financial and agricultural	**$ 13,584**	**15.59%**	$ 14,725	16.19%	$ 14,286	15.90%	$14,557	14.52%	$16,985	15.75%
Real estate – construction	**46,194**	**8.59%**	47,521	10.68%	24,794	11.88%	20,007	12.70%	4,425	6.75%
Real estate – residential	**25,845**	**35.75%**	19,753	33.51%	22,077	34.74%	15,997	35.06%	10,402	37.36%
Real estate – commercial	**28,515**	**25.92%**	23,970	24.37%	15,498	23.06%	15,989	23.51%	17,097	24.56%
Consumer	**7,228**	**14.09%**	10,713	15.18%	23,391	14.33%	20,477	14.05%	21,285	15.29%
Leases	**31**	**0.06%**	35	0.07%	42	0.09%	75	0.16%	306	0.29%
Total	**$121,397**	**100.00%**	$116,717	100.00%	$100,088	100.00%	$87,102	100.00%	$70,500	100.00%

As of December 31, 2010, Park had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did Park have any loans to foreign governments.

Nonperforming Assets: Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) renegotiated loans not currently on nonaccrual; and 3) loans which are contractually past due 90 days or more as to principal or interest payments but whose interest continues to accrue. Management's policy is to place all renegotiated loans (troubled debt restructurings) on nonaccrual status. At December 31, 2010, there were $80.7 million of troubled debt restructurings included in nonaccrual loan totals. Many of these troubled debt restructurings are performing under the renegotiated terms. Management will continue to review the renegotiated loans and may determine it appropriate to move certain of these loans back to accrual status in the second half of 2011 if the loans perform in accordance with their restructured terms. Other real estate owned results from taking possession of property used as collateral for a defaulted loan.

The following is a summary of Park National Corporation's nonaccrual loans, renegotiated loans not currently on nonaccrual, loans past due 90 days or more and still accruing and other real estate owned for the last five years:

Table 17 – Nonperforming Assets

December 31, (In thousands)	2010	2009	2008	2007	2006
Nonaccrual loans	**$289,268**	$233,544	$159,512	$101,128	$16,004
Renegotiated loans	**—**	142	2,845	2,804	9,113
Loans past due 90 days or more	**3,590**	14,773	5,421	4,545	7,832
Total nonperforming loans	**292,858**	248,459	167,778	108,477	32,949
Other real estate owned	**44,325**	41,240	25,848	13,443	3,351
Total nonperforming assets	**$337,183**	$289,699	$193,626	$121,920	$36,300
Percentage of nonperforming loans to loans	**6.19%**	5.35%	3.74%	2.57%	0.95%
Percentage of nonperforming assets to loans	**7.12%**	6.24%	4.31%	2.89%	1.04%
Percentage of nonperforming assets to total assets	**4.62%**	4.11%	2.74%	1.88%	0.66%

Tax equivalent interest income from loans for 2010 was $269.3 million. Park has forgone interest income of approximately $19.5 million from non-accrual loans as of December 31, 2010 that would have been earned during the year if all loans had performed in accordance with their original terms.

Vision Bank nonperforming assets for the last four years were as follows:

Table 18 – Vision Bank – Nonperforming Assets

December 31, (In thousands)	2010	2009	2008	2007
Nonaccrual loans	**$171,453**	$148,347	$91,206	$63,015
Renegotiated loans	**—**	—	2,845	—
Loans past due 90 days or more	**364**	11,277	644	457
Total nonperforming loans	**171,817**	159,624	94,695	63,472
Other real estate owned	**35,940**	35,203	19,699	7,074
Total nonperforming assets	**$207,757**	$194,827	$114,394	$70,546
Percentage of nonperforming loans to loans	**26.82%**	23.58%	13.71%	9.93%
Percentage of nonperforming assets to loans	**32.43%**	28.78%	16.57%	11.04%
Percentage of nonperforming assets to total assets	**25.71%**	21.70%	12.47%	8.24%

Nonperforming assets for Park, excluding Vision Bank for the last five years were as follows:

Table 19 – Park Excluding Vision Bank – Nonperforming Assets

December 31, (In thousands)	2010	2009	2008	2007	2006
Nonaccrual loans	**$117,815**	$85,197	$68,306	$38,113	$16,004
Renegotiated loans	**—**	142	—	2,804	9,113
Loans past due 90 days or more	**3,226**	3,496	4,777	4,088	7,832
Total nonperforming loans	**121,041**	88,835	73,083	45,005	32,949
Other real estate owned	**8,385**	6,037	6,149	6,369	3,351
Total nonperforming assets	**$129,426**	$94,872	$79,232	$51,374	$36,300
Percentage of nonperforming loans to loans	**2.96%**	2.24%	1.92%	1.26%	0.95%
Percentage of nonperforming assets to loans	**3.16%**	2.39%	2.08%	1.43%	1.04%
Percentage of nonperforming assets to total assets	**1.99%**	1.54%	1.29%	0.91%	0.66%

Economic conditions began deteriorating during the second half of 2007 and continued throughout 2008 and 2009. While conditions across the U.S. improved slightly in 2010, the economic recovery continues to be a slow process. Park and many other financial institutions throughout the country experienced a sharp increase in net loan charge-offs and nonperforming loans over the past three years. Financial institutions operating in Florida and Alabama (including Vision Bank) have been particularly hard hit by the severe recession as the demand for real estate and the price of real estate have sharply decreased.

Park had $238.7 million of commercial loans included on the watch list of potential problem commercial loans at December 31, 2010 compared to $277.7 million at year-end 2009 and $243.2 million at year-end 2008. Commercial loans include: (1) commercial, financial and agricultural loans; (2) commercial real estate loans; (3) certain real estate construction loans; and (4) certain residential real estate loans. Park's watch list includes all criticized and classified commercial loans, defined by Park as loans rated special mention or worse, less those commercial loans currently considered to be impaired. As a percentage of year-end total loans, Park's watch list of potential problem loans was 5.0% in 2010, 6.0% in 2009 and 5.4% in 2008. The existing conditions of these loans do not warrant classification as non-accrual. However, these loans have shown some weakness and management performs additional analyses regarding a borrower's ability to comply with payment terms for watch list loans.

Park's allowance for loan losses includes an allocation for loans specifically identified as impaired under GAAP. At December 31, 2010, loans considered to be impaired consisted substantially of commercial loans graded as "doubtful" and placed on non-accrual status. During 2009, management made a change in accounting estimate (as defined under GAAP) for the estimation of allowance for loan losses. Based on escalating losses within the Vision Bank CL&D loan portfolio, management determined that it was necessary to segregate this portion of the portfolio for both impaired CL&D credits, as well as performing CL&D loans. Management continued to utilize this methodology throughout 2010. From the date Park acquired Vision (March 9, 2007) through December 31, 2010, Vision had cumulative charge-offs within the CL&D loan portfolio of $71.0 million. Additionally, at December 31, 2010, management had established a specific reserve of $23.6 million related to those CL&D loans at Vision Bank that are deemed to be impaired. The aggregate of charge-offs in the CL&D loan portfolio since acquisition, along with the specific reserves on impaired CL&D loans at December 31, 2010, totaled $94.6 million, compared to $73.0 million at December 31, 2009. Total provision expense for Vision Bank since the date of acquisition through December 31, 2010 has been $150.0 million, compared to $110.8 million through December 31, 2009. The magnitude of the losses coming from the CL&D loan portfolio at Vision, along with the continued run-off of performing CL&D loans, led to the change in accounting estimate made by management during 2009. The following table summarizes the CL&D loan portfolio at Vision Bank:

Table 20 – Vision Bank CL&D Loan Portfolio

Year Ended December 31 (In thousands)	2010	2009	2008
CL&D loans, period end	**$170,989**	$218,263	$251,443
Performing CL&D loans, period end	**84,498**	132,380	191,712
Impaired CL&D loans	**86,491**	85,883	59,731
Specific reserve on impaired CL&D loans	**23,585**	21,802	3,134
Cumulative charge-offs on impaired CL&D loans	**28,652**	24,931	18,839
Specific reserve plus cumulative charge-offs	**$ 52,237**	$ 46,733	$ 21,973
Specific reserves plus net charge-offs as a percentage of impaired CL&D loans plus cumulative charge-offs	**45.4%**	42.2%	28.0%

At December 31, 2010, loans considered to be impaired under GAAP totaled $250.9 million, after charge-offs of $53.6 million. At December 31, 2009, impaired loans totaled $201.1 million, after charge-offs of $43.9 million. The specific allowance for loan losses related to these impaired loans was $43.5 million at December 31, 2010 and $36.7 million at December 31, 2009. At December 31, 2010, the impaired loans and related specific reserves are summarized as follows:

Table 21 – Summary of Impaired Commercial Loans and Specific Reserves

December 31, 2010 (In thousands)	Principal Balance	Specific Reserve
Impaired loan type:		
Vision Bank impaired CL&D loans	$ 86,491	$23,585
Other impaired commercial loans	159,599	19,050
Vision other impaired commercial less than $250,000	4,843	824
Total	**$250,933**	**$43,459**

The specific reserves discussed above are typically based on management's best estimate of the fair value of collateral securing these loans or based on projected future cash flows from the sale of the underlying collateral and payments from borrowers and guarantors. The amount ultimately charged-off for these loans may be different from the specific reserve as the ultimate liquidation of the collateral and/or projected cash flows may be for amounts different from management's estimates.

We have listed in the table below the year-end 2009 and the quarterly and year-end 2010 information pertaining to the provision for loan losses, net loan charge-offs, nonperforming loans and the allowance for loan losses:

Table 22 – Additional Allowance for Loan Losses Data

(In thousands)	Provision for Loan Losses	Net Loan Charge-Offs	Nonperforming Loans	Allowance for Loan Losses
Year-end 2009	$68,821	$52,192	$248,459	$116,717
March 2010	$16,550	$13,593	$242,411	$119,674
June 2010	13,250	12,248	255,137	120,676
September 2010	14,654	17,925	247,894	117,405
December 2010	20,448	16,456	292,858	121,397
Year-end 2010	**$64,902**	**$60,222**	**$292,858**	**$121,397**

When determining the quarterly loan loss provision, Park reviews the grades of commercial loans. These loans are graded from 1 to 8. A grade of 1 indicates little or no credit risk and a grade of 8 is considered a loss. Commercial loans with grades of 1 to 4 (pass-rated) are considered to be of acceptable credit risk. Commercial loans graded a 5 (special mention) are considered to be watch list credits and a higher loan loss reserve percentage is allocated to these loans. Commercial loans graded 6 (substandard), also considered watch list credits, are considered to represent higher credit risk and, as a result, a higher loan loss reserve percentage is allocated to these loans. Generally, commercial loans that are graded a 6 are considered for partial charge-off. Commercial loans that are graded a 7 (doubtful) are shown as nonperforming and Park generally charges these loans down to their fair value by taking a partial charge-off or recording a specific reserve. Any commercial loan graded an 8 (loss) is completely charged-off.

As of December 31, 2010, management had taken partial charge-offs of approximately $53.6 million ($37.3 million for Vision Bank) related to the $250.9 million of commercial loans considered to be impaired, compared to charge-offs of approximately $43.9 million ($30.2 million for Vision Bank) related to the $201.1 million of impaired commercial loans at December 31, 2009. Historically, Park's management has been quick to recognize charge-offs on problem loans. However, there is a higher level of uncertainty when valuing collateral or projecting cash flows in Vision Bank's Florida and Alabama markets due to the illiquid nature of the collateral. In April 2009, Park engaged a third-party specialist to assist in the resolution of impaired loans at Vision Bank. Management is pleased with the success this third-party specialist experienced in the second half of 2009 and throughout 2010, as they have helped maximize the value of the impaired loans at Vision Bank. We expect to continue utilizing this third-party specialist through 2011 and thereafter, until such point in time that Vision Bank's impaired loan portfolio shows sustained improvement.

A significant portion of Park's allowance for loan losses is allocated to commercial loans classified as "special mention" or "substandard." "Special mention" loans are loans that have potential weaknesses that may result in loss exposure to Park. "Substandard" loans are those that exhibit a well defined weakness, jeopardizing repayment of the loan, resulting in a higher probability that Park will suffer a loss on the loan unless the weakness is corrected. As previously discussed, during 2009, management segregated the Vision Bank CL&D loans from other commercial loans that are still accruing. The Vision CL&D loans that are still accruing at December 31, 2010 totaled $84.5 million compared to $132.4 million at December 31, 2009. Park's loss experience, defined as charge-offs plus changes in specific reserves, on CL&D loans for the last 36 months was an annual rate of 12.16%. Management has allocated an allowance for loan losses to the $84.5 million of accruing CL&D loans based on this historical loss experience, judgmentally increased to cover approximately 1.25 years of probable incurred losses, for a total reserve of $12.6 million or

14.92%. Further, we have allocated 14.92% to the $84.5 million of CL&D loans, regardless of the current loan grade, as this portion of the loan portfolio has experienced significant declines in collateral values, and thus if management determines that borrowers are unable to pay in accordance with the contractual terms of the loan agreement, significant specific reserves have typically been necessary. Park's 36-month loss experience, defined as charge-offs plus changes in specific reserves, within the remaining commercial loan portfolio (excluding Vision Bank's CL&D loans) has been 1.13% of the principal balance of these loans. Park's management believes it is appropriate to cover approximately 1.5 years worth of probable incurred losses within the other commercial loan portfolio, thus the total reserve for loan losses is $43.6 million or 1.77% of the outstanding principal balance of other accruing commercial loans at December 31, 2010. The overall reserve of 1.77% for other accruing commercial loans breaks down as follows: pass-rated commercial loans are reserved at 1.18%; special mention commercial loans are reserved at 4.16%; and substandard commercial loans are reserved at 12.48%.

Generally, consumer loans are not individually graded. Consumer loans include: (1) mortgage and installment loans included in the construction real estate segment of the loan portfolio; (2) mortgage, home equity lines of credit (HELOC), and installment loans included in the residential real estate segment of the loan portfolio; and (3) all loans included in the consumer segment of the loan portfolio. The amount of loan loss reserve assigned to these loans is based on historical loss experience over the past 36 months, judgmentally increased to cover approximately 1.5 years of probable incurred losses.

The judgmental increases discussed above incorporates management's evaluation of the impact of environmental qualitative factors which pose additional risks and assigns a component of the allowance for loan losses in consideration of these factors. Such environmental factors include: national and local economic trends and conditions; experience, ability and depth of lending management and staff; effects of any changes in lending policies and procedures; levels of, and trends in, consumer bankruptcies, delinquencies, impaired loans and charge-offs and recoveries. The determination of this component of the allowance for loan losses requires considerable management judgment. As always, management is working to address weaknesses in those loans that may result in future loss. Actual loss experience may be more or less than the amount allocated.

CAPITAL RESOURCES

Liquidity and Interest Rate Sensitivity Management: Park's objective in managing its liquidity is to maintain the ability to continuously meet the cash flow needs of customers, such as borrowings or deposit withdrawals, while at the same time seeking higher yields from longer-term lending and investing activities.

Cash and cash equivalents decreased by $25.3 million during 2010 to $133.8 million at year-end. Cash provided by operating activities was $126.1 million in 2010, $72.3 million in 2009 and $91.1 million in 2008. Net income (adjusted for the goodwill impairment charge in 2008) was the primary source of cash for operating activities during each year. The goodwill impairment charge of $55 million in 2008 did not impact cash or cash provided by operating activities.

Cash used in investing activities was $352.1 million in 2010, $5.3 million in 2009 and $635.0 million in 2008. Investment security transactions are the major use or source of cash in investing activities. Proceeds from the sale, repayment or maturity of securities provide cash and purchases of securities use cash. Net security transactions used cash of $187.7 million in 2010, provided cash of $202.6 million in 2009 and used cash of $304.8 million in 2008. Another major use or source of cash in investing activities is the net increase or decrease in the loan portfolio. Cash used by the net increase in the loan portfolio, including proceeds from the sale of loans, was $152.5 million in 2010, $199.9 million in 2009 and $351.3 million in 2008.

Cash provided by financing activities was $200.6 million in 2010 and $521.8 million in 2008. For 2009, financing activities used cash of $79.2 million. A major source of cash for financing activities is the net change in deposits. In 2010, deposits decreased and used $92.6 million of cash. In 2009 and 2008, deposits increased and provided cash of $426.3 million and $322.5 million, respectively. Another major source of cash for financing activities is short-term borrowings and long-term debt. In 2010, net short-term borrowings provided $339.5 million in cash and net long-term borrowings used $17.6 million in cash. In 2009, net short-term borrowings used $335.0 million in cash and net long-term borrowings used $201.2 million in cash. In 2008, net short-term borrowings used $100.1 million in cash and net long-term borrowings provided $265.1 million in cash. Park's management generated cash in both 2010 and 2009 from the sale of common stock previously held as treasury shares. The sale of common stock in 2010 provided cash of $33.5 million in 2010 and $53.5 million in 2009. Additionally, $35.3 million of cash was provided in 2009 from the issuance of subordinated notes and in 2008, cash of $100 million was provided from the issuance of Series A Preferred Shares.

Funds are available from a number of sources, including the securities portfolio, the core deposit base, Federal Home Loan Bank borrowings and the capability to securitize or package loans for sale. The present funding sources provide more than adequate liquidity for Park to meet its cash flow needs.

The following table shows interest rate sensitivity data for five different time intervals as of December 31, 2010:

Table 23 – Interest Rate Sensitivity

(In thousands)	0-3 Months	3-12 Months	1-3 Years	3-5 Years	Over 5 Years	Total
Interest earning assets:						
Investment securities (1)	$ 208,588	$ 476,738	$ 510,001	$ 259,940	$ 584,524	$2,039,791
Money market instruments	24,722	—	—	—	—	24,722
Loans (1)	1,387,774	1,550,775	1,420,010	235,936	138,190	4,732,685
Total interest earning assets	1,621,084	2,027,513	1,930,011	495,876	722,714	6,797,198
Interest bearing liabilities:						
Interest bearing transaction accounts (2)	665,726	—	617,432	—	—	1,283,158
Savings accounts (2)	214,298	—	684,990	—	—	899,288
Time deposits	566,761	857,573	404,053	143,147	2,370	1,973,904
Other	1,351	—	—	—	—	1,351
Total deposits	1,448,136	857,573	1,706,475	143,147	2,370	4,157,701
Short-term borrowings	$ 663,669	$ —	$ —	$ —	$ —	$ 663,669
Long-term debt	—	16,460	16,000	500	603,773	636,733
Subordinated debentures/notes	15,000	—	25,000	35,250	—	75,250
Total interest bearing liabilities	2,126,805	874,033	1,747,475	178,897	606,143	5,533,353
Interest rate sensitivity gap	(505,721)	1,153,480	182,536	316,979	116,571	1,263,845
Cumulative rate sensitivity gap	(505,721)	647,759	830,295	1,147,274	1,263,845	
Cumulative gap as a percentage of total interest earning assets	–7.44%	9.53%	12.22%	16.88%	18.59%	

(1) Investment securities and loans that are subject to prepayment are shown in the table by the earlier of their repricing date or their expected repayment dates and not by their contractual maturity. Nonaccrual loans of $289.3 million are included within the three to twelve month maturity.

(2) Management considers interest bearing transaction accounts and savings accounts to be core deposits and, therefore, not as rate sensitive as other deposit accounts and borrowed money. Accordingly, only 52% of interest bearing transaction accounts and 24% of savings accounts are considered to reprice within one year. If all of the interest bearing checking accounts and savings accounts were considered to reprice within one year, the one year cumulative gap would change from a positive 9.53% to a negative 9.63%.

The interest rate sensitivity gap analysis provides a good overall picture of Park's static interest rate risk position. Park's policy is that the twelve month cumulative gap position should not exceed fifteen percent of interest earning assets for three consecutive quarters. At December 31, 2010, the cumulative interest earning assets maturing or repricing within twelve months were $3,649 million compared to the cumulative interest bearing liabilities maturing or repricing within twelve months of $3,001 million. For the twelve-month cumulative gap position, rate sensitive assets exceed rate sensitive liabilities by $648 million or 9.5% of interest earning assets.

A positive twelve month cumulative rate sensitivity gap (assets exceed liabilities) would suggest that Park's net interest margin would increase if interest rates were to increase. Conversely, a negative twelve month cumulative rate sensitivity gap would suggest that Park's net interest margin would decrease if interest rates were to decrease. However, the usefulness of the interest sensitivity gap analysis as a forecasting tool in projecting net interest income is limited. The gap analysis does not consider the magnitude, timing or frequency by which assets or liabilities will reprice during a period and also contains assumptions as to the repricing of transaction and savings accounts that may not prove to be correct.

A year ago, the cumulative twelve month interest rate sensitivity gap position at year-end 2009 was a positive $525 million or 8.0% of interest earning assets. The percentage of interest earning assets maturing or repricing within one year was 53.7% at year-end 2010 compared to 51.7% at year-end 2009. The percentage of interest bearing liabilities maturing or repricing within one year was 54.2% at year-end 2010 compared to 53.4% at year-end 2009.

Management supplements the interest rate sensitivity gap analysis with periodic simulations of balance sheet sensitivity under various interest rate and what-if scenarios to better forecast and manage the net interest margin. Park's management uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. This model is based on actual cash flows and repricing characteristics for balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. This model also includes management's projections for activity levels of various balance sheet instruments and noninterest fee income and operating expense. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into this earnings simulation model. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income and net income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Management uses a 50 basis point change in market interest rates per quarter for a total of 200 basis points per year in evaluating the impact of changing interest rates on net interest income and net income over a twelve month horizon. At December 31, 2010, the earnings simulation model projected that net income would increase by 2.4% using a rising interest rate scenario and decrease by 1.4% using a declining interest rate scenario over the next year. At December 31, 2009, the earnings simulation model projected that net income would increase by 2.2% using a rising interest rate scenario and decrease by 0.1% using a declining interest rate scenario over the next year and at December 31, 2008, the earnings simulation model projected that net income would increase by 0.6% using a rising interest rate scenario and decrease by 3.3% using a declining interest rate scenario over the next year. Consistently, over the past several years, Park's earnings simulation model has projected that changes in interest rates would have only a small impact on net income and the net interest margin. Park's net interest margin has been relatively stable over the past three years at 4.26% in 2010, 4.22% in 2009, and 4.16% in 2008. A major goal of Park's asset/liability committee is to maintain a relatively stable net interest margin regardless of the level of interest rates. Management expects that the net interest margin will be approximately 4.10% to 4.20% in 2011.

CONTRACTUAL OBLIGATIONS

In the ordinary course of operations, Park enters into certain contractual obligations. Such obligations include the funding of operations through debt issuances as well as leases for premises. The following table summarizes Park's significant and determinable obligations by payment date at December 31, 2010.

Further discussion of the nature of each specified obligation is included in the referenced Note to the Consolidated Financial Statements.

Table 24 – Contractual Obligations

December 31, 2010		Payments Due In				
(In thousands)	Note	0–1 Years	1–3 Years	3–5 Years	Over 5 Years	Total
Deposits without stated maturity	8	$3,121,517	$ —	$ —	$ —	$3,121,517
Certificates of deposit	8	1,421,463	406,924	143,147	2,369	1,973,903
Short-term borrowings	9	663,669	—	—	—	663,669
Long-term debt	10	16,523	16,143	668	603,399	636,733
Subordinated debentures/ notes	11	—	—	—	75,250	75,250
Operating leases	7	1,987	3,415	2,577	4,103	12,082
Purchase obligations		2,310	—	—	—	2,310
Total contractual obligations		$5,227,469	$426,482	$146,392	$685,121	$6,485,464

The Corporation's operating lease obligations represent short-term and long-term lease and rental payments for facilities and equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Corporation.

Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements: In order to meet the financing needs of its customers, the Corporation issues loan commitments and standby letters of credit. At December 31, 2010, the Corporation had $716.6 million of loan commitments for commercial, commercial real estate, and residential real estate loans and had $24.5 million of standby letters of credit. At December 31, 2009, the Corporation had $955.3 million of loan commitments for commercial, commercial real estate and residential real estate loans and had $36.3 million of standby letters of credit.

Commitments to extend credit under loan commitments and standby letters of credit do not necessarily represent future cash requirements. These commitments often expire without being drawn upon. However, all of the loan commitments and standby letters of credit are permitted to be drawn upon in 2011. See Note 18 of the Notes to Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

The Corporation did not have any unrecorded significant contingent liabilities at December 31, 2010.

Capital: Park's primary means of maintaining capital adequacy is through net retained earnings. At December 31, 2010, the Corporation's stockholders' equity was $745.8 million, compared to $717.3 million at December 31, 2009. Stockholders' equity at December 31, 2010 was 10.22% of total assets compared to 10.19% of total assets at December 31, 2009. During 2010, Park issued an aggregate of 509,184 common shares previously held as treasury shares, at a weighted average purchase price per share of $67.99, for net proceeds of $33.5 million.

Tangible stockholders' equity (stockholders' equity less goodwill and other intangible assets) was $667.4 million at December 31, 2010 and was $635.5 million at December 31, 2009. At December 31, 2010, tangible stockholders' equity was 9.24% of total tangible assets (total assets less goodwill and other intangible assets), compared to 9.13% at December 31, 2009.

Tangible common equity (tangible stockholders' equity less $100 million related to the Series A Preferred Shares and warrant issued to the U.S. Treasury) was $567.4 million at December 31, 2010 compared to $535.5 million at December 31, 2009. At December 31, 2010, tangible common equity was 7.86% of tangible assets, compared to 7.69% at December 31, 2009.

Net income for 2010 and 2009 was $74.2 million and was $13.7 million in 2008. The net income for 2008 includes a goodwill impairment charge at Vision Bank of $55.0 million. Excluding the goodwill impairment charge at Vision Bank, net income for 2008 would have been $68.7 million.

Preferred stock dividends paid as a result of Park's participation in the CPP were $5.0 million in both 2010 and 2009, and $124,000 in 2008. Accretion of the discount on the Series A Preferred Shares was $807,000 in 2010, $762,000 in 2009 and $18,000 in 2008. Income available to common shareholders is net income less the preferred stock dividends and accretion. Income available to common shareholders was $68.4 million for both 2010 and 2009, and $13.6 million in 2008 ($68.6 million excluding the goodwill impairment charge).

Cash dividends declared for common shares were $57.1 million in 2010, $53.6 million in 2009, and $52.6 million in 2008. On a per share basis, the cash dividends declared were $3.76 per share in both 2010 and 2009, and $3.77 per share in 2008.

Park did not purchase any treasury stock during 2010, 2009 or 2008. Treasury stock had a balance in stockholders' equity of $77.7 million at December 31, 2010, $125.3 million at December 31, 2009, and $207.7 million at December 31, 2008. During 2010, Park issued 437,200 shares of common stock as a result of the exercise of warrants that were originally issued in 2009. Also during 2010, Park issued 71,984 shares of common stock resulting in a total of 509,184 shares of common stock issued in 2010, which reduced the amount of treasury stock available. The issuance of these shares out of treasury stock reduced the value of treasury stock by the weighted average cost of $47.0 million. Additionally, the value of treasury stock was reduced by $634,000 as a result of the issuance of an aggregate of 7,020 common shares to the Board of Directors of Park and Park's bank subsidiaries (and their divisions). During 2009, Park issued 904,072 shares of common stock out of treasury stock. The issuance of these shares out of treasury stock during 2009 resulted in a reduction in treasury stock by the weighted average cost of $81.7 million. Additionally, the value of treasury stock was reduced by $634,000 as a result of the issuance of an aggregate of 7,020 common shares to directors of the Board of Directors of Park and Park's bank subsidiaries (and their divisions).

Park did not issue any new common shares (that were not already held in treasury stock, as discussed above) in either 2010 or 2009. However, in 2010, Park recorded $0.2 million for the warrants that were issued as part of the issuance of the 71,984 common shares discussed above and also recorded a reduction of $1.1 million as warrants were either exercised or cancelled during 2010. In 2009, Park recorded $1.1 million for the common stock warrants that were issued as part of the issuance of the 904,072 shares discussed above. In 2008, Park recorded $4.3 million for the common stock warrant as part of the issuance of $100 million of Series A Preferred Shares (see Note 1 and Note 25 of the Notes to Consolidated Financial Statements). Common stock had a balance in stockholders' equity of $301.2 million at each of the years ended December 31, 2010, 2009, and 2008.

Accumulated other comprehensive income (loss) was ($1.9) million at December 31, 2010 compared to $15.7 million at December 31, 2009 and $10.6 million at December 31, 2008. Long-term interest rates declined significantly in the fourth quarter of 2007, continued declining in 2008 and remained low throughout 2009. In 2010, long-term interest rates remained low through the first three quarters, but then increased fairly significantly during the fourth quarter. The net unrealized gain from investment securities was $31.6 million at December 31, 2008. During the 2009 year, the change in net unrealized gains, net of tax, was an increase of $3.3 million and Park realized after-tax gains of $4.8 million, resulting in an unrealized gain of $30.1 million at December 31, 2009. During the 2010 year, the change in net unrealized gains, net of tax, was a loss of $7.3 million and Park realized after-tax gains of $7.7 million, resulting in an unrealized gain of $15.1 million at December 31, 2010. In addition, Park recognized other comprehensive loss of $2.4 million related to the change in Pension Plan assets and benefit obligations in 2010 compared to income of $6.3 million in 2009 and a loss of $16.2 million in 2008. Finally, Park has recognized other comprehensive loss of $0.1 million in 2010 due to the mark-to-market of a cash flow hedge at December 31, 2010 compared to a $0.3 million increase in comprehensive income for the year ended December 31, 2009 and a $1.3 million comprehensive loss for 2008.

Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts, and bank holding companies. Park's accumulated other comprehensive income (loss) is not included in computing regulatory capital. The minimum leverage capital ratio (defined as stockholders' equity less intangible assets divided by tangible assets) is 4% and the well capitalized ratio is greater than or equal to 5%. Park's leverage ratio was 9.77% at December 31, 2010 and exceeded the minimum capital required by $401 million. The minimum Tier 1 risk-based capital ratio (defined as leverage capital divided by risk-adjusted assets) is 4% and the well capitalized ratio is greater than or equal to 6%. Park's Tier 1 risk-based capital ratio was 13.52% at December 31, 2010 and exceeded the minimum capital required by $478 million. The minimum total risk-based capital ratio (defined as leverage capital plus supplemental capital divided by risk-adjusted assets) is 8% and the well capitalized ratio is greater than or equal to 10%. Park's total risk-based capital ratio was 15.98% at December 31, 2010 and exceeded the minimum capital required by $401 million.

At December 31, 2010, Park exceeded the well capitalized regulatory guidelines for bank holding companies. Park exceeded the well capitalized leverage capital ratio of 5% by $331 million, exceeded the well capitalized Tier 1 risk-based capital ratio of 6% by $377 million and exceeded the well capitalized total risk-based capital ratio of 10% by $300 million.

The two financial institution subsidiaries of Park each met the well capitalized ratio guidelines at December 31, 2010. See Note 22 of the Notes to Consolidated Financial Statements for the capital ratios for Park and its two financial institution subsidiaries.

Effects of Inflation: Balance sheets of financial institutions typically contain assets and liabilities that are monetary in nature and, therefore, differ greatly from most commercial and industrial companies which have significant investments in premises, equipment and inventory. During periods of inflation, financial institutions that are in a net positive monetary position will experience a decline in purchasing power, which does have an impact on growth. Another significant effect on internal equity growth is other expenses, which tend to rise during periods of inflation.

Management believes the most significant impact on financial results is the Corporation's ability to align its asset/liability management program to react to changes in interest rates.

SELECTED FINANCIAL DATA

The following table summarizes five-year financial information.

Table 25 – Consolidated Five-Year Selected Financial Data

December 31, (Dollars in thousands, except per share data)	2010	2009	2008	2007	2006
Results of Operations:					
Interest income	**$ 345,517**	$ 367,690	$ 391,339	$ 401,824	$ 334,559
Interest expense	**71,473**	94,199	135,466	167,147	121,315
Net interest income	**274,044**	273,491	255,873	234,677	213,244
Provision for loan losses	**64,902**	68,821	70,487	29,476	3,927
Net interest income after provision for loan losses	**209,142**	204,670	185,386	205,201	209,317
Net gains on sale of securities	**11,864**	7,340	1,115	—	97
Noninterest income	**65,632**	73,850	83,719	71,640	64,665
Noninterest expense	**187,107**	188,725	234,501	224,164	141,002
Net income	**74,217**	74,192	13,708	22,707	94,091
Net income available to common shareholders	**68,410**	68,430	13,566	22,707	94,091
Per common share:					
Net income per common share – basic	**4.51**	4.82	0.97	1.60	6.75
Net income per common share – diluted	**4.51**	4.82	0.97	1.60	6.74
Cash dividends declared	**3.76**	3.76	3.77	3.73	3.69
Average Balances:					
Loans	**4,642,478**	4,594,436	4,354,520	4,011,307	3,357,278
Investment securities	**1,746,356**	1,877,303	1,801,299	1,596,205	1,610,639
Money market instruments and other	**93,009**	52,658	15,502	17,838	8,723
Total earning assets	**6,481,843**	6,524,397	6,171,321	5,625,350	4,976,640
Noninterest bearing deposits	**907,514**	818,243	739,993	697,247	662,077
Interest bearing deposits	**4,274,501**	4,232,391	3,862,780	3,706,231	3,162,867
Total deposits	**5,182,015**	5,050,634	4,602,773	4,403,478	3,824,944
Short-term borrowings	**$ 300,939**	$ 419,733	$ 609,219	$ 494,160	$ 375,332
Long-term debt	**725,356**	780,435	835,522	568,575	553,307
Stockholders' equity	**746,555**	675,314	567,965	618,758	545,074
Common stockholders' equity	**649,682**	579,224	565,612	618,758	545,074
Total assets	**7,042,750**	7,035,531	6,708,086	6,169,156	5,380,623
Ratios:					
Return on average assets (x)	**0.97%**	0.97%	0.20%	0.37%	1.75%
Return on average common equity (x)	**10.53%**	11.81%	2.40%	3.67%	17.26%
Net interest margin (1)	**4.26%**	4.22%	4.16%	4.20%	4.33%
Dividend payout ratio	**83.43%**	78.27%	387.79%	232.35%	54.65%
Average stockholders' equity to average total assets	**10.60%**	9.60%	8.47%	10.03%	10.13%
Leverage capital	**9.77%**	9.04%	8.36%	7.10%	9.96%
Tier 1 capital	**13.50%**	12.45%	11.69%	10.16%	14.72%
Risk-based capital	**15.96%**	14.89%	13.47%	11.97%	15.98%

(1) Computed on a fully taxable equivalent basis.

(x) Reported measure uses net income available to common stockholders.

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2010 and 2009. Certain quarterly amounts have been reclassified to conform to the year-end financial statement presentation.

Table 26 – Quarterly Financial Data

(Dollars in thousands, except per share data)	Three Months Ended March 31	June 30	Sept. 30	Dec. 31
2010:				
Interest income	**$87,202**	**$87,242**	**$86,682**	**$84,391**
Interest expense	**19,822**	**18,521**	**17,237**	**15,893**
Net interest income	**67,380**	**68,721**	**69,445**	**68,498**
Provision for loan losses	**16,550**	**13,250**	**14,654**	**20,448**
Gain on sale of securities	**8,304**	**3,515**	**—**	**45**
Income before income taxes	**27,954**	**28,632**	**26,625**	**16,320**
Net income	**20,779**	**21,166**	**19,577**	**12,695**
Net income available to common shareholders	**19,327**	**19,715**	**18,125**	**11,243**
Per common share data:				
Net income per common share – basic (x)	**1.30**	**1.30**	**1.19**	**0.73**
Net income per common share – diluted (x)	**1.30**	**1.30**	**1.19**	**0.73**
Weighted-average common stock outstanding – basic	**14,882,774**	**15,114,846**	**15,272,720**	**15,340,427**
Weighted-average common stock equivalent – diluted	**14,882,774**	**15,114,846**	**15,272,720**	**15,352,600**
2009:				
Interest income	$93,365	$92,092	$91,868	$90,365
Interest expense	25,132	24,098	23,406	21,563
Net interest income	68,233	67,994	68,462	68,802
Provision for loan losses	12,287	15,856	14,958	25,720
Gain on sale of securities	—	7,340	—	—
Income before income taxes	29,294	29,084	25,617	13,140
Net income	21,390	21,307	19,199	12,296
Net income available to common shareholders	19,950	19,866	17,759	10,855
Per common share data:				
Net income per common share – basic (x)	1.43	1.42	1.25	0.74
Net income per common share – diluted (x)	1.43	1.42	1.25	0.74
Weighted-average common stock outstanding – basic	13,971,720	14,001,608	14,193,411	14,658,601
Weighted-average common stock equivalent – diluted	13,971,720	14,001,608	14,193,411	14,658,601

(x) Reported measure uses net income available to common shareholders.

Non-GAAP Financial Measures: Park's management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate Park's performance. Specifically, management reviews (i) net income available to common shareholders before impairment charge, (ii) net income available to common shareholders before impairment charge per common share-diluted, (iii) return on average assets before impairment charge, (iv) return on average common equity before impairment charge, and (v) the ratio of noninterest expense excluding impairment charge to net revenue (collectively, the "adjusted performance metrics") and has included in this annual report information relating to the adjusted performance metrics for the twelve-month period ended December 31, 2008 and 2007. Management believes the adjusted performance metrics present a more reasonable view of Park's operating performance and ensures comparability of operating performance from period to period while eliminating the one-time non-recurring impairment charges. Park has provided reconciliations of the GAAP measures to the adjusted performance metrics solely for the purpose of complying with SEC Regulation G and not as an indication that the adjusted performance metrics are a substitute for other measures determined by GAAP.

The following table displays net income available to common shareholders and related performance metrics after excluding the 2007 and 2008 goodwill impairment charges related to the Vision Bank acquisition.

Table 27

December 31, (Dollars in thousands, except per share data)	2010	2009	2008	2007	2006
Results of Operations:					
Net income available to common shareholders excluding impairment charge (a)	**$68,410**	$68,430	$68,552	$76,742	$94,091
Per common share:					
Net income per common share excluding impairment charge – diluted (a)	**4.51**	4.82	4.91	5.40	6.74
Ratios:					
Return on average assets excluding impairment charge (a)(b)	**0.97%**	0.97%	1.02%	1.24%	1.75%
Return on average common equity excluding impairment charge (a)(x)	**10.53%**	11.81%	12.12%	12.40%	17.26%
Noninterest expense excluding impairment charge to net revenue (1)	**54.75%**	54.01%	52.59%	55.21%	50.35%

(1) Computed on a fully taxable equivalent basis.

(x) Reported measure uses net income available to common stockholders.

(a) Net income for the year has been adjusted for the impairment charge to goodwill. Net income before impairment charge equals net income for the year plus the impairment charge to goodwill of $54,986 and $54,035 for 2008 and 2007, respectively.

(b) Net income for the year available to common shareholders.

The Corporation's common stock (symbol: PRK) is traded on the NYSE Amex. At December 31, 2010, the Corporation had 4,457 stockholders of record. The following table sets forth the high, low and closing sale prices of, and dividends declared on the common stock for each quarterly period for the years ended December 31, 2010 and 2009, as reported by NYSE Amex.

Table 28 – Market and Dividend Information

	High	Low	Last Price	Cash Dividend Declared Per Share
2010:				
First Quarter	**$ 64.70**	**$ 52.58**	**$ 62.31**	**$0.94**
Second Quarter	**70.25**	**61.50**	**65.04**	**0.94**
Third Quarter	**67.54**	**59.35**	**64.04**	**0.94**
Fourth Quarter	**74.39**	**62.66**	**72.67**	**0.94**
2009:				
First Quarter	$ 70.10	$ 39.90	$ 55.75	$0.94
Second Quarter	70.00	53.88	56.48	0.94
Third Quarter	66.59	54.01	58.34	0.94
Fourth Quarter	62.55	56.35	58.88	0.94



Table 29 – Total Return Performance

	Index	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
		PERIOD ENDING					
———	Park National Corporation	100.00	100.03	68.13	80.20	70.09	91.85
—·—·—	NYSE Amex Composite	100.00	119.94	145.36	86.56	117.36	147.40
- - - - - -	NASDAQ Bank Stocks	100.00	113.82	91.16	71.52	59.87	68.34
············	SNL Bank and Thrift Index	100.00	116.85	89.10	51.24	50.55	56.44

PERFORMANCE GRAPH

Table 29 compares the total return performance for Park common shares with the NYSE Amex Composite Index, the NASDAQ Bank Stocks Index and the SNL Financial Bank and Thrift Index for the five-year period from December 31, 2005 to December 31, 2010. The NYSE Amex Composite Index is a market capitalization-weighted index of the stocks listed on NYSE Amex. The NASDAQ Bank Stocks Index is comprised of all depository institutions, holding companies and other investment companies that are traded on The NASDAQ Global Select and Global Markets. Park considers a number of bank holding companies traded on The NASDAQ Global Select to be within its peer group. The SNL Financial Bank and Thrift Index is comprised of all publicly traded bank and thrift stocks researched by SNL Financial.

The NYSE Amex Financial Stocks Index includes the stocks of banks, thrifts, finance companies and securities broker-dealers. Park believes that the NASDAQ Bank Stocks Index and the SNL Financial Bank and Thrift Index are more appropriate industry indices for Park to use for the five-year total return performance comparison.

The total return for Park's common shares has underperformed the total return of the NYSE Amex Composite Index in the five-year comparison as indicated in Table 29, but outperformed both the NASDAQ Bank Stocks Index and the SNL Bank and Thrift Index for the same five-year period. The annual compound total return on Park's common shares for the past five years was a negative 1.7%. By comparison, the annual compound total returns for the past five years on the NYSE Amex Composite Index, the NASDAQ Bank Stocks Index and the SNL Bank and Thrift Index were positive 8.1%, negative 7.3% and negative 10.8%, respectively.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders
Park National Corporation

The management of Park National Corporation (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that:

a.) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and its consolidated subsidiaries;

b.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of the Corporation; and

c.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Corporation and its consolidated subsidiaries that could have a material effect on the financial statements.

The Corporation's internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the participation of our Chairman of the Board and Chief Executive Officer, our President and our Chief Financial Officer, management evaluated the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010, the end of the Corporation's fiscal year. In making this assessment, management used the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the criteria described in the preceding paragraph, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2010.

The Corporation's independent registered public accounting firm, Crowe Horwath LLP, has audited the Corporation's 2010 and 2009 consolidated financial statements included in this Annual Report and the Corporation's internal control over financial reporting as of December 31, 2010, and has issued their Report of Independent Registered Public Accounting Firm, which appears in this Annual Report.



C. Daniel DeLawder
Chairman and Chief Executive Officer



David L. Trautman
President



John W. Kozak
Chief Financial Officer

February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Park National Corporation
Newark, Ohio

We have audited the accompanying consolidated balance sheets of Park National Corporation as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010. We also have audited Park National Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Park National Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park National Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Park National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

Crowe Horwath LLP

Columbus, Ohio
February 28, 2011

PARK NATIONAL CORPORATION AND SUBSIDIARIES

at December 31, 2010 and 2009 (In thousands, except share and per share data)

ASSETS	2010	2009
Cash and due from banks	**$ 109,058**	$ 116,802
Money market instruments	**24,722**	42,289
Cash and cash equivalents	**133,780**	159,091
Investment securities:		
Securities available-for-sale, at fair value (amortized cost of $1,274,258 and $1,241,381 at December 31, 2010 and 2009, respectively)	**1,297,522**	1,287,727
Securities held-to-maturity, at amortized cost (fair value of $686,114 and $523,450 at December 31, 2010 and 2009, respectively)	**673,570**	506,914
Other investment securities	**68,699**	68,919
Total investment securities	**2,039,791**	1,863,560
Total loans	**4,732,685**	4,640,432
Allowance for loan losses	**(121,397)**	(116,717)
Net loans	**4,611,288**	4,523,715
Other assets:		
Bank owned life insurance	**146,450**	137,133
Goodwill	**72,334**	72,334
Other intangibles	**6,043**	9,465
Premises and equipment, net	**69,567**	69,091
Accrued interest receivable	**24,137**	24,354
Other real estate owned	**44,325**	41,240
Mortgage loan servicing rights	**10,488**	10,780
Other	**140,174**	129,566
Total other assets	**513,518**	493,963
Total assets	**$7,298,377**	$7,040,329

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

at December 31, 2010 and 2009 (In thousands, except share and per share data)

LIABILITIES AND STOCKHOLDERS' EQUITY	2010	2009
Deposits:		
Noninterest bearing	**$ 937,719**	$ 897,243
Interest bearing	**4,157,701**	4,290,809
Total deposits	**5,095,420**	5,188,052
Short-term borrowings	**663,669**	324,219
Long-term debt	**636,733**	654,381
Subordinated debentures	**75,250**	75,250
Total borrowings	**1,375,652**	1,053,850
Other liabilities:		
Accrued interest payable	**6,123**	9,330
Other	**75,358**	71,833
Total other liabilities	**81,481**	81,163
Total liabilities	**6,552,553**	6,323,065
COMMITMENTS AND CONTINGENCIES		
Stockholders' equity:		
Preferred stock (200,000 shares authorized; 100,000 shares issued with $1,000 per share liquidation preference)	**97,290**	96,483
Common stock, no par value (20,000,000 shares authorized; 16,151,062 shares issued at December 31, 2010 and 16,151,112 issued at December 31, 2009)	**301,204**	301,208
Common stock warrants	**4,473**	5,361
Accumulated other comprehensive income (loss), net	**(1,868)**	15,661
Retained earnings	**422,458**	423,872
Less: Treasury stock (752,128 shares at December 31, 2010 and 1,268,332 shares at December 31, 2009)	**(77,733)**	(125,321)
Total stockholders' equity	**745,824**	717,264
Total liabilities and stockholders' equity	**$7,298,377**	$7,040,329

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2010, 2009 and 2008 (In thousands, except per share data)

	2010	2009	2008
Interest and dividend income:			
Interest and fees on loans	**$267,692**	$275,599	$301,163
Interest and dividends on:			
Obligations of U.S. Government, its agencies and other securities	**76,839**	90,558	87,711
Obligations of states and political subdivisions	**786**	1,417	2,171
Other interest income	**200**	116	294
Total interest and dividend income	**345,517**	367,690	391,339
Interest expense:			
Interest on deposits:			
Demand and savings deposits	**5,753**	10,815	22,633
Time deposits	**36,212**	53,805	67,259
Interest on short-term borrowings	**1,181**	3,209	14,469
Interest on long-term debt	**28,327**	26,370	31,105
Total interest expense	**71,473**	94,199	135,466
Net interest income	**274,044**	273,491	255,873
Provision for loan losses	**64,902**	68,821	70,487
Net interest income after provision for loan losses	**209,142**	204,670	185,386
Other income:			
Income from fiduciary activities	**13,874**	12,468	13,937
Service charges on deposit accounts	**19,717**	21,985	24,296
Net gains on sales of securities	**11,864**	7,340	1,115
Other service income	**13,816**	18,767	8,882
Checkcard fee income	**11,177**	9,339	8,695
Bank owned life insurance income	**4,978**	5,050	5,102
ATM fees	**2,951**	3,082	3,063
OREO devaluations	**(10,590)**	(6,818)	(2,948)
Net gain on sale of credit card portfolio	**—**	—	7,618
Income from sale of merchant processing	**—**	—	4,200
Other	**9,709**	9,977	10,874
Total other income	**$ 77,496**	$ 81,190	$ 84,834

The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2010 2009 and 2008 (In thousands, except per share data)

	2010	2009	2008
Other expense:			
Salaries and employee benefits	**$ 98,315**	$101,225	$ 99,018
Goodwill impairment charge	**—**	—	54,986
Data processing fees	**5,728**	5,674	7,121
Professional fees and services	**19,972**	15,935	12,801
Net occupancy expense of bank premises	**11,510**	11,552	11,534
Amortization of intangibles	**3,422**	3,746	4,025
Furniture and equipment expense	**10,435**	9,734	9,756
Insurance	**8,983**	12,072	2,322
Marketing	**3,656**	3,775	4,525
Postage and telephone	**6,648**	6,903	7,167
State taxes	**3,171**	3,206	2,989
Other	**15,267**	14,903	18,257
Total other expense	**187,107**	188,725	234,501
Income before income taxes	**99,531**	97,135	35,719
Income taxes	**25,314**	22,943	22,011
Net income	**$ 74,217**	$ 74,192	$ 13,708
Preferred stock dividends and accretion	**5,807**	5,762	142
Income available to common shareholders	**$ 68,410**	$ 68,430	$ 13,566
Earnings per common share:			
Basic	**$4.51**	$4.82	$0.97
Diluted	**$4.51**	$4.82	$0.97

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2010, 2009 and 2008 (In thousands, except share and per share data)

	Preferred Stock		Common Stock						
	Shares Outstanding	Amount	Shares Outstanding	Amount	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income
Balance, January 1, 2008	—	$ —	13,964,576	$301,213	$489,511	$(208,104)	$ (2,608)	$580,012	
Net income					13,708	—	—	13,708	$ 13,708
Other comprehensive income (loss), net of tax:									
Change in funded status of pension plan, net of income taxes of $(8,735)							(16,223)	(16,223)	(16,223)
Unrealized net holding loss on cash flow hedge, net of income taxes of $(678)							(1,259)	(1,259)	(1,259)
Unrealized net holding gain on securities available-for-sale, net of income taxes of $16,522							30,686	30,686	30,686
Total comprehensive income									$ 26,912
Cash dividends, $3.77 per share			—	—	(52,608)	—	—	(52,608)	
Cash payment for fractional shares in dividend reinvestment plan			(49)	(3)	—	—	—	(3)	
Cumulative effect of new accounting pronouncement pertaining to endorsement split-dollar life insurance					(11,634)			(11,634)	
SFAS No. 158 measurement date adjustment, net of taxes of $(178)					(331)			(331)	
Preferred stock issued	100,000	100,000						100,000	
Discount on preferred stock issued		(4,297)						(4,297)	
Accretion of discount on preferred stock		18			(18)			—	
Common stock warrant issued			—	4,297				4,297	
Preferred stock dividends					(124)			(124)	
Treasury stock reissued for director grants			7,200			439		439	
Balance, December 31, 2008	100,000	$ 95,721	13,971,727	$305,507	$438,504	$(207,665)	$ 10,596	$642,663	
Net income			—	—	74,192	—	—	74,192	$ 74,192
Other comprehensive income (loss), net of tax:									
Change in funded status of pension plan, net of income taxes of $3,383							6,283	6,283	6,283
Unrealized net holding gain on cash flow hedge, net of income taxes of $159							295	295	295
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(815)							(1,513)	(1,513)	(1,513)
Total comprehensive income									$ 79,257
Cash dividends, $3.76 per share			—	—	(53,563)	—	—	(53,563)	
Cash payment for fractional shares in dividend reinvestment plan			(39)	(2)	—	—	—	(2)	
Reissuance of common stock from treasury shares held			904,072	—	(29,299)	81,710	—	52,411	
Accretion of discount on preferred stock		762			(762)			—	
Common stock warrants issued			—	1,064				1,064	
Preferred stock dividends					(5,000)			(5,000)	
Treasury stock reissued for director grants			7,020		(200)	634		434	
Balance, December 31, 2009	100,000	$ 96,483	14,882,780	$306,569	$423,872	$(125,321)	$ 15,661	$717,264	
Net income			—	—	74,217	—	—	74,217	$ 74,217
Other comprehensive income (loss), net of tax:									
Change in funded status of pension plan, net of income taxes of $(1,307)							(2,427)	(2,427)	(2,427)
Unrealized net holding loss on cash flow hedge, net of income taxes of $(53)							(98)	(98)	(98)
Unrealized net holding loss on securities available-for-sale, net of income taxes of $(8,078)							(15,004)	(15,004)	(15,004)
Total comprehensive income									$ 56,688
Cash dividends, $3.76 per share			—	—	(57,076)	—	—	(57,076)	
Cash payment for fractional shares in dividend reinvestment plan			(50)	(4)	—	—	—	(4)	
Reissuance of common stock from treasury shares held			509,184	(898)	(12,729)	46,954		33,327	
Accretion of discount on preferred stock		807			(807)			—	
Common stock warrants issued			—	176				176	
Common stock warrants cancelled				(166)	166			—	
Preferred stock dividends					(5,000)			(5,000)	
Treasury stock reissued for director grants			7,020		(185)	634		449	
Balance, December 31, 2010	100,000	$ 97,290	15,398,934	$305,677	$422,458	$ (77,733)	$ (1,868)	$745,824	

 The accompanying notes are an integral part of the consolidated financial statements.

PARK NATIONAL CORPORATION AND SUBSIDIARIES

for the years ended December 31, 2010, 2009 and 2008 (In thousands)

	2010	2009	2008
Operating activities:			
Net income	$ 74,217	$ 74,192	$ 13,708
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	64,902	68,821	70,487
Amortization of loan fees and costs, net	(9)	(1,378)	(4,650)
Provision for depreciation	7,126	7,473	7,517
Other than temporary impairment on investment securities	23	613	980
Goodwill impairment charge	—	—	54,986
Amortization of intangible assets	3,422	3,746	4,025
Accretion of investment securities	(2,413)	(2,682)	(1,592)
Gain on sale of credit card portfolio	—	—	(7,618)
Deferred income tax (benefit)	(925)	(8,932)	(1,590)
Realized net investment security gains	(11,864)	(7,340)	(1,115)
Stock dividends on Federal Home Loan Bank stock	—	—	(2,269)
Compensation expense for issuance of treasury stock to directors	449	434	439
Changes in assets and liabilities:			
Increase in other assets	(8,974)	(31,987)	(42,409)
Increase (decrease) in other liabilities	180	(30,622)	239
Net cash provided by operating activities	126,134	72,338	91,138
Investing activities:			
Proceeds from sales of available-for-sale securities	460,192	204,304	80,894
Proceeds from maturities of securities:			
Held-to-maturity	146,986	40,105	7,116
Available-for-sale	2,238,059	426,841	303,160
Purchase of securities:			
Held-to-maturity	(313,642)	(118,667)	(270,045)
Available-for-sale	(2,719,265)	(349,895)	(422,512)
Proceeds from sale of credit card portfolio	—	—	38,841
Net decrease (increase) in other investments	220	(114)	(3,371)
Net loan originations, excluding loan sales	(510,495)	(814,981)	(512,752)
Proceeds from sale of loans	358,029	615,072	161,475
Purchases of bank owned life insurance, net	(4,562)	—	(8,401)
Purchases of premises and equipment, net	(7,602)	(8,011)	(9,436)
Net cash used in investing activities	(352,080)	(5,346)	(635,031)
Financing activities:			
Net (decrease) increase in deposits	(92,632)	426,302	322,511
Net increase (decrease) in short-term borrowings	339,450	(334,977)	(100,122)
Issuance of preferred stock	—	—	100,000
Issuance of treasury stock, net	33,541	53,475	—
Proceeds from issuance of subordinated notes	—	35,250	—
Proceeds from long-term debt	—	60,100	690,100
Repayment of long-term debt	(17,648)	(261,278)	(424,951)
Cash dividends paid	(62,076)	(58,035)	(65,781)
Net cash provided by (used in) financing activities	200,635	(79,163)	521,757
Decrease in cash and cash equivalents	(25,311)	(12,171)	(22,136)
Cash and cash equivalents at beginning of year	159,091	171,262	193,398
Cash and cash equivalents at end of year	$ 133,780	$ 159,091	$ 171,262

The accompanying notes are an integral part of the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

Principles of Consolidation

The consolidated financial statements include the accounts of Park National Corporation and its subsidiaries ("Park", the "Company" or the "Corporation"). Material intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Management has identified the allowance for loan losses, accounting for Other Real Estate Owned ("OREO") and accounting for goodwill as significant estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Subsequent Events

Management has evaluated events occurring subsequent to the balance sheet date, determining no events require additional disclosure in these consolidated financial statements.

Investment Securities

Investment securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 4 of these Notes to Consolidated Financial Statements).

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings but included in other comprehensive income, net of applicable taxes. The Corporation did not hold any trading securities during any period presented.

Available-for-sale and held-to-maturity securities are evaluated quarterly for potential other-than-temporary impairment. Management considers the facts related to each security including the nature of the security, the amount and duration of the loss, the credit quality of the issuer, the expectations for that security's performance and Park's intent and ability to hold the security until recovery. Declines in equity securities that are considered to be other-than-temporary are recorded as a charge to earnings in the Consolidated Statements of Income. Declines in debt securities that are considered to be other-than-temporary are separated into (1) the amount of the total impairment related to credit loss and (2) the amount of the total impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total impairment related to all other factors is recognized in other comprehensive income.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated.

Gains and losses realized on the sale of investment securities are recorded on the trade date and determined using the specific identification basis.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) Stock

Park's two separately chartered banks are members of the FHLB and FRB. Members are required to own a certain amount of stock based on their level of borrowings and other factors and may invest in additional amounts. FHLB and FRB stock are carried at cost, classified as restricted securities, and are carried at their redemption value. Both cash and stock dividends are reported as income.

Bank Owned Life Insurance

Park has purchased life insurance policies on directors and certain key officers. Bank owned life insurance is recorded at its cash surrender value (or the amount that can be realized).

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at their fair value. Mortgage loans held for sale were $8.3 million and $9.6 million at December 31, 2010 and 2009, respectively. These amounts are included in loans on the Consolidated Balance Sheets.

Mortgage Banking Derivatives

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sales of loans.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, any deferred fees or costs on originated loans, and any unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan origination fees and costs over the loan term. Commercial loans include: (1) commercial, financial and agricultural loans; (2) commercial real estate loans; (3) those commercial loans in the real estate construction loan segment; and (4) those commercial loans in the residential real estate loan segment. Consumer loans include: (1) mortgage and installment loans included in the real estate construction segment; (2) mortgage, home equity lines of credit (HELOC), and installment loans included in the residential real estate segment; and (3) all loans included in the consumer segment. Generally, commercial loans are placed on nonaccrual status at 90 days past due and consumer and residential mortgage loans are placed on nonaccrual status at 120 days past due. Interest on these loans is considered a loss, unless the loan is well-secured and in the process of collection. Commercial loans placed on nonaccrual status are considered impaired (See Note 5 of these Notes to Consolidated Financial Statements). For loans which are on nonaccrual status, it is Park's policy to reverse interest previously accrued on the loans against interest income. Interest on such loans is thereafter recorded on a cash basis and is included in earnings only when actually received in cash. Park's charge-off policy for commercial loans requires management to establish a specific reserve or record a charge-off as soon as it is apparent that the borrower is troubled and there is, or likely will be, a collateral shortfall related to the estimated value of the collateral securing the loan. The Company's charge-off policy for consumer loans is dependent on the class of the loan. Mortgage loans and HELOC are typically charged down to the value of the collateral, less estimated selling costs at 180 days past due. The charge-off policy for other consumer loans, primarily installment loans, requires a monthly review of delinquent loans and a complete charge-off for any account that reaches 120 days past due.

The delinquency status of a loan is based on contractual terms and not on how recently payments have been received. Loans are removed from nonaccrual status when loan payments have been received to cure the delinquency status and the loan is deemed to be well-secured by management.

A description of each segment of the loan portfolio, along with the risk characteristics of each segment, is included below:

Commercial, financial and agricultural: Commercial, financial and agricultural loans are made for a wide variety of general corporate purposes, including financing for industrial and commercial properties, financing for equipment, inventories and accounts receivable, acquisition financing and commercial leasing. The term of each commercial loan varies by its purpose. Repayment terms are structured such that commercial loans will be repaid within the economic useful life of the underlying asset. The commercial loan portfolio includes loans to a wide variety of corporations and businesses across many industrial classifications in (i) the 28 Ohio counties and one Kentucky county where Park National Bank operates and (ii) the five Florida counties and one Alabama county where Vision Bank operates. The primary industries represented by these customers include commercial real estate leasing, manufacturing, retail trade, health care and other services.

Commercial real estate: Commercial real estate loans ("CRE loans") include mortgage loans to developers and owners of commercial real estate. The lending policy for CRE loans is designed to address the unique risk attributes of CRE lending. The collateral for these CRE loans is the underlying commercial real estate. Each subsidiary bank generally requires that the CRE loan amount be no more than 85% of the purchase price or the appraised value of the commercial real estate securing the CRE loan, whichever is less. CRE loans made for each subsidiary bank's portfolio generally have a variable interest rate. A CRE loan may be made with a fixed interest rate for a term generally not exceeding five years.

Construction real estate: The Company defines construction loans as both commercial construction loans and residential construction loans where the loan proceeds are used exclusively for the improvement of real estate as to which the Company holds a mortgage. Construction loans may be in the form of a permanent loan or a short-term construction loan, depending on the needs of the individual borrower. Generally, the permanent construction loans have a variable interest rate although a permanent construction loan may be made with a fixed interest rate for a term generally not exceeding five years. Short-term construction loans are made with variable interest rates. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, the subsidiary bank making the loan may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of value proves inaccurate, the subsidiary bank may be confronted, at or prior to the maturity of the loan, with a project having a value insufficient to assure full repayment, should the borrower default. In the event a default on a construction loan occurs and foreclosure follows, the subsidiary bank must take control of the project and attempt either to arrange for completion of construction or to dispose of the unfinished project. Additional risk exists with respect to loans made to developers who do not have a buyer for the property, as the developer may lack funds to pay the loan if the property is not sold upon completion. Park's subsidiary banks attempt to reduce such risks on loans to developers by requiring personal guarantees and reviewing current personal financial statements and tax returns as well as other projects undertaken by the developer.

Residential real estate: The Company defines residential real estate loans as first mortgages on individuals' primary residence or second mortgages of individuals' primary residence in the form of home equity lines of credit or installment loans. Credit approval for residential real estate loans requires demonstration of sufficient income to repay the principal and interest and the real estate taxes and insurance, stability of employment, an established credit record and an appropriately appraised value of the real estate securing the loan. Each subsidiary bank generally requires that the residential real estate loan amount be no more than 80% of the purchase price or the appraised value of the real estate securing the loan, whichever is less, unless private mortgage insurance is obtained by the borrower. Loans made for each subsidiary bank's portfolio in this lending category are generally adjustable rate, fully amortized mortgages. The rates used are generally fully-indexed rates. Park generally does not price residential loans using low introductory "teaser" rates. Home equity lines of credit are generally made as second mortgages by Park's subsidiary banks. The maximum amount of a home equity line of credit is generally limited to 85% of the appraised value of the property less the balance of the first mortgage.

Consumer: The Company originates direct and indirect consumer loans, primarily automobile loans and home equity based credit cards to customers and prospective customers in its primary market areas. Credit approval for consumer loans requires income sufficient to repay principal and interest due, stability of employment, an established credit record and sufficient collateral for secured loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to real estate mortgage loans, but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances.

Allowance for Loan Losses

The allowance for loan losses is that amount believed adequate to absorb probable incurred credit losses in the loan portfolio based on management's evaluation of various factors. The determination of the allowance requires significant estimates, including the timing and amounts of expected cash flows on impaired loans, consideration of current economic conditions, and historical loss experience pertaining to pools of homogeneous loans, all of which may be susceptible to change. The allowance is increased through a provision for loan losses that is charged to earnings based on management's quarterly evaluation of the factors previously mentioned and is reduced by charge-offs, net of recoveries.

The allowance for loan losses includes both (1) an estimate of loss based on historical loss experience within both commercial and consumer loan categories with similar characteristics ("statistical allocation") and (2) an estimate of loss based on an impairment analysis of each commercial loan that is considered to be impaired ("specific allocation").

In calculating the allowance for loan losses, management believes it is appropriate to utilize historical loss rates that are comparable to the current period being analyzed. For the historical loss factor at December 31, 2010, the Company utilized an annual loss rate ("historical loss experience"), calculated based on an average of the net charge-offs and the annual change in specific reserves for impaired commercial loans, experienced during 2008, 2009 and 2010 within the commercial and consumer loan categories. Management believes the 36-month historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed. The loss factor applied to Park's consumer portfolio is based on the historical loss experience over the past 36 months, plus an additional judgmental reserve, increasing the total allowance for loan loss coverage in the consumer portfolio to approximately 1.5 years of historical loss. The loss factor applied to Park's commercial portfolio is based on the historical loss experience over the past 36 months, plus an additional judgmental reserve, increasing the total allowance for loan loss coverage in the commercial portfolio to approximately 1.5 years of historical loss. Park's commercial loans are individually risk graded. If loan downgrades occur, the probability of default increases, and accordingly management allocates a higher percentage reserve to those accruing commercial loans graded special mention and substandard.

The judgmental increases discussed above incorporates management's evaluation of the impact of environmental qualitative factors which pose additional risks and assigns a component of the allowance for loan losses in consideration of these factors. Such environmental factors include: national and local economic trends and conditions; experience, ability and depth of lending management and staff; effects of any changes in lending policies and procedures; levels of, and trends in, consumer bankruptcies, delinquencies, impaired loans and charge-offs and recoveries.

U.S. generally accepted accounting principles ("GAAP") require a specific allocation to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loans will not be collected, and the recorded investment in the loans exceeds fair value. Fair value is measured using either the present value of expected future cash flows based upon the initial effective interest rate on the loan, the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

Income Recognition

Income earned by the Corporation and its subsidiaries is recognized on the accrual basis of accounting, except for nonaccrual loans as previously discussed, and late charges on loans which are recognized as income when they are collected.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the remaining lease period or the estimated useful lives of the improvements. Upon the sale or other disposal of an asset, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred while renewals and improvements that extend the useful life of an asset are capitalized. Premises and equipment is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

The range of depreciable lives over which premises and equipment are being depreciated are:

Buildings	5 to 50 Years
Equipment, furniture and fixtures	3 to 20 Years
Leasehold improvements	1 to 10 Years

Buildings that are currently placed in service are depreciated over 30 years. Equipment, furniture and fixtures that are currently placed in service are depreciated over 3 to 12 years. Leasehold improvements are depreciated over the lives of the related leases which range from 1 to 10 years.

Other Real Estate Owned (OREO)

OREO is recorded at fair value less anticipated selling costs (net realizable value) and consists of property acquired through foreclosure and real estate held for sale. If the net realizable value is below the carrying value of the loan at the date of transfer, the difference is charged to the allowance for loan losses. Subsequent declines in value, OREO devaluations, are typically reported as adjustments to the carrying amount of OREO and are expensed within "other income". In certain circumstances where management believes the devaluation may not be permanent in nature, Park utilizes a valuation allowance to record OREO devaluations, which is also expensed through "other income". Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell) and costs relating to holding the properties are charged to expense.

Mortgage Loan Servicing Rights

When Park sells mortgage loans with servicing rights retained, servicing rights are recorded at the lower of their amortized cost or fair value, with the income statement effect recorded in gains on sale of loans. Capitalized servicing rights are amortized in proportion to and over the period of estimated future servicing income of the underlying loan. Capitalized mortgage servicing rights totaled $10.5 million at December 31, 2010 and $10.8 million at December 31, 2009. The fair value of mortgage servicing rights is determined by discounting estimated future cash flows from the servicing assets, using market discount rates and expected future prepayment rates. In order to calculate fair value, the sold loan portfolio is stratified into homogenous pools of like categories. (See Note 20 of these Notes to Consolidated Financial Statements.)

Mortgage servicing rights are assessed for impairment periodically, based on fair value, with any impairment recognized through a valuation allowance. Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in income as loan payments are received. The cost of servicing loans is charged to expense as incurred.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination. Other intangible assets represent purchased assets that have no physical property but represent some future economic benefit to their owner and are capable of being sold or exchanged on their own or in combination with a related asset or liability.

Goodwill and indefinite-lived intangible assets are not amortized to expense, but are subject to annual impairment tests, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with definitive useful lives (such as core deposit intangibles) are amortized to expense over their estimated useful lives.

Management considers several factors when performing the annual impairment tests on goodwill. The factors considered include the operating results for the particular Park segment for the past year and the operating results budgeted for the current year (including multi-year projections), the purchase prices being paid for financial institutions in the markets served by the Park segment, the deposit and loan totals of the Park segment and the economic conditions in the markets served by the Park segment.

The following table reflects the activity in goodwill and other intangible assets for the years 2010, 2009 and 2008. (See Note 2 of these Notes to Consolidated Financial Statements for details on the acquisition of Vision Bancshares, Inc. ("Vision"), and the recognition of impairment charges in 2008 to Vision Bank's goodwill.)

(In thousands)	Goodwill	Core Deposit Intangibles	Total
December 31, 2007	$127,320	$17,236	$144,556
Amortization	—	(4,025)	(4,025)
Impairment of Vision Goodwill	(54,986)	—	(54,986)
December 31, 2008	$ 72,334	$13,211	$ 85,545
Amortization	—	(3,746)	(3,746)
December 31, 2009	**$ 72,334**	**$ 9,465**	**$ 81,799**
Amortization	**—**	**(3,422)**	**(3,422)**
December 31, 2010	**$ 72,334**	**$ 6,043**	**$ 78,377**

GAAP requires a company to perform an impairment test on goodwill annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, by comparing the fair value of such goodwill to its recorded or carrying amount. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess.

Park typically evaluates goodwill for impairment on April 1 of each year, with financial data as of March 31. Based on the analysis performed as of April 1, 2010, the Company determined that goodwill for Park's Ohio-based bank (The Park National Bank) was not impaired.

The balance of goodwill was $127.3 million at December 31, 2007 and was located at four subsidiary banks of Park. The subsidiary banks were Vision Bank ($55.0 million), The Park National Bank ($39.0 million), Century National Bank ($25.8 million) and The Security National Bank and Trust Co. ($7.5 million). During 2008, Park completed the consolidation of the eight banking charters of Park's Ohio-based subsidiary banks into one national bank charter. With this consolidation, the goodwill at The Park National Bank was $72.3 million.

Based primarily on the increased level of net loan charge-offs at Vision Bank, management determined that it was appropriate to test for goodwill impairment during the third quarter of 2008. Park continued to experience credit deterioration in Vision Bank's market place during the third quarter of 2008. The fair value of Vision was estimated by using the average of three measurement methods. These included: (1) application of various metrics from bank sale transactions for institutions comparable to Vision Bank; (2) application of a market-derived multiple of tangible book value; and (3) estimations of the present value of future cash flows. Park's management reviewed the valuation of Vision Bank with Park's Board of Directors and concluded that Vision Bank should recognize an impairment charge and write down the remaining goodwill ($55.0 million), resulting in a goodwill balance of zero with respect to the Vision Bank reporting unit.

Goodwill and other intangible assets (as shown on the Consolidated Balance Sheets) totaled $78.4 million at December 31, 2010, $81.8 million at December 31, 2009 and $85.5 million at December 31, 2008.

The core deposit intangibles are being amortized to expense principally on the straight-line method, over periods ranging from six to ten years. The amortization period for the core deposit intangibles related to the Vision acquisition is six years. Core deposit intangible amortization expense was $3.4 million in 2010, $3.7 million in 2009 and $4.0 million in 2008.

The accumulated amortization of core deposit intangibles was $16.1 million as of December 31, 2010 and $12.7 million at December 31, 2009. The expected core deposit intangible amortization expense for each of the next five years is as follows:

(In thousands)	
2011	$2,677
2012	2,677
2013	689
2014	—
2015	—
Total	**$6,043**

Consolidated Statement of Cash Flows

Cash and cash equivalents include cash and cash items, amounts due from banks and money market instruments. Generally money market instruments are purchased and sold for one-day periods.

Net cash provided by operating activities reflects cash payments as follows:

December 31, (In thousands)	2010	2009	2008
Interest paid on deposits and other borrowings	**$74,680**	$96,204	$139,256
Income taxes paid	**$24,600**	$30,660	$ 28,365
Transfers to OREO	**$35,507**	$35,902	$ 37,823

Loss Contingencies and Guarantees

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

Income Taxes

The Corporation accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. To the extent that Park does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is recorded. All positive and negative evidence is reviewed when determining how much of a valuation allowance is recognized on a quarterly basis. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is "more-likely-than-not" that the tax position would be sustained in a tax examination being presumed to occur. The benefit recognized for a tax position that meets the "more-likely-than-not" criteria is measured based on the largest benefit that is more than 50 percent likely to be realized, taking into consideration the amounts and probabilities of the outcome upon settlement. For tax positions not meeting the "more-likely-than-not" test, no tax benefit is recorded. Park recognizes any interest and penalties related to income tax matters in income tax expense.

Preferred Stock

On December 23, 2008, Park issued $100 million of Senior Preferred Shares to the U.S. Department of Treasury (the "Treasury") under the Capital Purchase Program (CPP), consisting of 100,000 shares, each with a liquidation preference of $1,000 per share. In addition, on December 23, 2008, Park issued a warrant to the Treasury to purchase 227,376 common shares. These preferred shares and related warrant are considered permanent equity for accounting purposes. GAAP requires management to allocate the proceeds from the issuance of the preferred stock between the preferred stock and related warrant. The terms of the preferred shares require management to pay a cumulative dividend at the rate of 5 percent per annum until February 14, 2014 and 9 percent thereafter. Management determined that the 5 percent dividend rate is below market value; therefore, the fair value of the preferred shares would be less than the $100 million in proceeds. Management determined that a reasonable market discount rate is 12 percent for the fair value of preferred shares. Management used the Black-Scholes model for calculating the fair value of the warrant (and related common shares). The allocation between the preferred shares and warrant at December 23, 2008, the date of issuance, was $95.7 million and $4.3 million, respectively. The discount on the preferred shares of $4.3 million is being accreted through retained earnings over a 60 month period.

Treasury Stock

The purchase of Park's common stock is recorded at cost. At the date of retirement or subsequent reissuance, the treasury stock account is reduced by the weighted average cost of the common shares retired or reissued.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, changes in the funded status of the Company's Defined Benefit Pension Plan, and the unrealized net holding gains and losses on the cash flow hedge, which are also recognized as separate components of equity.

Stock Based Compensation

Compensation cost is recognized for stock options and stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of Park's common stock at the date of grant is used for stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. Park did not grant any

stock options during 2010, 2009 or 2008. No stock options vested in 2010, 2009 or 2008. Park granted 7,020, 7,020 and 7,200 shares of common stock to its directors in 2010, 2009 and 2008, respectively.

Derivative Instruments

At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to likely effectiveness as a hedge. These three types are: (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"); (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as noninterest income.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

Fair Value Measurement

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 21 of these Notes to Consolidated Financial Statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Retirement Plans

Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Earnings Per Common Share

Basic earnings per common share is net income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options, warrants and convertible securities. Earnings and dividends per common share are restated for any stock splits and stock dividends through the date of issuance of the consolidated financial statements.

Adoption of New Accounting Pronouncements:

Accounting for Transfers of Financial Assets: In June 2009, FASB issued SFAS No. 166, *"Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140."* This removes the concept of a qualifying special-purpose entity from existing GAAP and removes the exception from applying FASB ASC 810-10, *Consolidation* (FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities) to qualifying special purpose entities. The objective of this new guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets (which includes loan participations); the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. The Company's adoption of this new guidance on January 1, 2010, did not have a material impact on Park's consolidated financial statements.

Amendments to FASB Interpretation No. 46(R): In June 2009, FASB issued SFAS No. 167, *"Amendments to FASB Interpretation No. 46(R)"* (ASC 810). The objective of this new guidance is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities,* to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. The Company's adoption of this new guidance on January 1, 2010 had no impact on Park's consolidated financial statements.

Improving Disclosures About Fair Value Measurements: In January 2010, the FASB issued an amendment to Fair Value Measurements and Disclosures, Topic 820, *Improving Disclosures About Fair Value Measurements.* This amendment requires new disclosures regarding significant transfers in and out of Level 1 and 2 fair value measurements and the reasons for the transfers. This amendment also requires that a reporting entity present separately information about purchases, sales, issuances and settlements, on a gross basis rather than a net basis for activity in Level 3 fair value measurements using significant unobservable inputs. This amendment also clarifies existing disclosures on the level of disaggregation, in that the reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 and 3. The new disclosures and clarifications of existing disclosures for ASC 820 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of ASC 820 did not have a material effect on the Company's consolidated financial statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses: In July 2010, FASB issued Accounting Standards Update 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* (ASU 2010-20), to address concerns about the sufficiency, transparency, and robustness of credit risk disclosures for finance receivables and the related allowance for credit losses. This ASU requires new and enhanced disclosures at disaggregated levels, specifically defined as "portfolio segments" and "classes". Among other things, the expanded disclosures include roll-forward schedules of the allowance for credit losses and information regarding the credit quality of receivables as of the end of a reporting period. New and enhanced disclosures are required for interim and annual periods ending after December 15, 2010, although the disclosures of reporting period activity are required for interim and annual periods beginning after December 15, 2010. The adoption of the new guidance impacts annual disclosures within the Annual Report for the period ended December 31, 2010 and will impact disclosures within interim financial statements in future periods, but will not have an impact on the Company's consolidated financial statements.

No. 2011-01 I Receivables (Topic 310) Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20: In January 2011, FASB issued Accounting Standards Update 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20* (ASU 2011-01). ASU 2011-01 was issued as a result of concerns raised from stakeholders that the introduction of new disclosure requirements (paragraphs 310-10-50-31 through 50-34 of the FASB Accounting Standards Codification) about troubled debt restructurings in one reporting period followed by a change in what constitutes a troubled debt restructuring shortly thereafter would be burdensome for preparers and may not provide financial statement users with useful information.

2. ORGANIZATION AND ACQUISITIONS

Park National Corporation is a multi-bank holding company headquartered in Newark, Ohio. Through its banking subsidiaries, The Park National Bank (PNB) and Vision Bank (VB), Park is engaged in a general commercial banking and trust business, primarily in Ohio, Baldwin County, Alabama and the panhandle of Florida. A wholly-owned subsidiary of Park, Guardian Financial Services Company (GFSC) began operating in May 1999. GFSC is a consumer finance company located in Central Ohio. PNB operates through eleven banking divisions with the Park National Division headquartered in Newark, Ohio, the Fairfield National Division headquartered in Lancaster, Ohio, The Park National Bank of Southwest Ohio & Northern Kentucky Division headquartered in Milford, Ohio, the First-Knox National Division headquartered in Mount Vernon, Ohio, the Farmers and Savings Division headquartered in Loudonville, Ohio, the Security National Division headquartered in Springfield, Ohio, the Unity National Division headquartered in Piqua, Ohio, the Richland Bank Division headquartered in Mansfield, Ohio, the Century National Division headquartered in Zanesville, Ohio, the United Bank Division headquartered in Bucyrus, Ohio and the Second National Division headquartered in Greenville, Ohio. VB operates through two banking divisions with the Vision Bank Florida Division headquartered in Panama City, Florida and the Vision Bank Alabama Division headquartered in Gulf Shores, Alabama. All of the Ohio-based banking divisions provide the following principal services: the acceptance of deposits for demand, savings and time accounts; commercial, industrial, consumer and real estate lending, including installment loans, credit cards, home equity lines of credit, commercial leasing; trust services; cash management; safe deposit operations; electronic funds transfers and a variety of additional banking-related services. VB, with its two banking divisions, provides the services mentioned above, with the exception of commercial leasing. See Note 23 of these Notes to Consolidated Financial Statements for financial information on the Corporation's operating segments.

On March 9, 2007, Park acquired all of the stock and outstanding stock options of Vision Bancshares, Inc. for $87.8 million in cash and 792,937 shares of Park common stock valued at $83.3 million or $105.00 per share.

The goodwill recognized as a result of this acquisition was $109.0 million. The fair value of the acquired assets of Vision was $686.5 million and the fair value of the liabilities assumed was $624.4 million at March 9, 2007. During the fourth quarter of 2007, Park recognized a $54.0 million impairment charge to the Vision goodwill. In addition, Park recognized an additional impairment charge to the remaining Vision goodwill of $55.0 million during the third quarter of 2008. The goodwill impairment charge of $55.0 million in 2008 reduced income tax expense by approximately $1 million. The goodwill impairment charge of $54.0 million in 2007 had no impact on income tax expense.

At the time of the acquisition, Vision operated two bank subsidiaries (both named Vision Bank) which became bank subsidiaries of Park on March 9, 2007. On July 20, 2007, the bank operations of the two Vision Banks were consolidated under a single charter through the merger of the Vision Bank headquartered in Gulf Shores, Alabama with and into the Vision Bank headquartered in Panama City, Florida. Vision Bank operates under a Florida banking charter and has 17 branch locations in Baldwin County, Alabama and in the Florida panhandle.

3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's two bank subsidiaries are required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve balance was approximately $37.8 million at December 31, 2010 and $31.9 million at December 31, 2009. No other compensating balance arrangements were in existence at December 31, 2010.

4. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are shown in the following table. Management performs a quarterly evaluation of investment securities for any other-than-temporary impairment.

During 2010, Park recognized an other-than-temporary impairment charge of $23,000, related to an equity investment in a financial institution, which is recorded in "other expenses" within the Consolidated Statements of Income. During 2009, Park recognized impairment losses of $0.6 million related to equity investments in several financial institutions. Since these are equity securities, no amounts were recognized in other comprehensive income at the time of the impairment recognition.

Investment securities at December 31, 2010 were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2010:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ 272,301	$ 2,968	$ 1,956	$ 273,313
Obligations of states and political subdivisions	10,815	281	52	11,044
U.S. Government sponsored entities asset-backed securities	990,204	30,633	9,425	1,011,412
Other equity securities	938	858	43	1,753
Total	$1,274,258	$34,740	$11,476	$1,297,522
2010:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 3,167	$ 7	$ —	$ 3,174
U.S. Government sponsored entities asset-backed securities	670,403	17,157	4,620	682,940
Total	$ 673,570	$17,164	$ 4,620	$ 686,114

Park's U.S. Government sponsored entity asset-backed securities consisted of 15-year residential mortgage-backed securities and collateralized mortgage obligations(CMOs). At December 31, 2010, the amortized cost of Park's AFS and held-to-maturity mortgage-backed securities was $988.5 million and $0.1 million,respectively. At December 31, 2010, the amortized cost of Park's AFS and held-to-maturity CMOs was $1.7 million and $670.3 million, respectively.

Other investment securities (as shown on the Consolidated Balance Sheets) consist of stock investments in the Federal Home Loan Bank and the Federal Reserve Bank. Park owned $61.8 million of Federal Home Loan Bank stock and $6.9 million of Federal Reserve stock at December 31, 2010. Park owned $62.0 million of Federal Home Loan Bank stock and $6.9 million of Federal Reserve Bank stock at December 31, 2009.

Management does not believe any individual unrealized loss as of December 31, 2010 or December 31, 2009, represents an other-than-temporary impairment. The unrealized losses on debt securities are primarily the result of interest rate changes. These conditions will not prohibit Park from receiving its contractual principal and interest payments on these debt securities. The fair value of these debt securities is expected to recover as payments are received on these securities and they approach maturity.

Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table provides detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities had been in a continuous loss position at December 31, 2010:

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2010:						
Securities Available-for-Sale						
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ 74,379	$ 1,956	$ —	$—	$ 74,379	$ 1,956
Obligations of states and political subdivisions	1,459	52	—	—	1,459	52
U.S. Government sponsored entities asset-backed securities	418,156	9,425	—	—	418,156	9,425
Other equity securities	74	29	221	14	295	43
Total	$494,068	$11,462	$221	$14	$494,289	$11,476
2010:						
Securities Held-to-Maturity						
U.S. Government sponsored entities asset-backed securities	$297,584	$ 4,620	$ —	$—	$297,584	$ 4,620

Investment securities at December 31, 2009 were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Estimated Fair Value
2009:				
Securities Available-for-Sale				
Obligations of U.S. Treasury and other U.S. Government sponsored entities	$ 349,899	$ 389	$2,693	$ 347,595
Obligations of states and political subdivisions	15,189	493	15	15,667
U.S. Government sponsored entities asset-backed securities	875,331	47,572	—	922,903
Other equity securities	962	656	56	1,562
Total	$1,241,381	$49,110	$2,764	$1,287,727
2009:				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 4,456	$ 25	$ —	$ 4,481
U.S. Government sponsored entities asset-backed securities	502,458	16,512	1	518,969
Total	$ 506,914	$16,537	$ 1	$ 523,450

The following table provides detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities had been in a continuous loss position at December 31, 2009:

	Less than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2009:						
Securities Available-for-Sale						
Obligations of states and political subdivisions	$257,206	$2,693	$ —	$—	$257,206	$2,693
U.S. Government sponsored entities asset-backed securities	295	15	—	—	295	15
Other equity securities	—	—	202	56	202	56
Total	$257,501	$2,708	$202	$56	$257,703	$2,764
2009:						
Securities Held-to-Maturity						
U.S. Government sponsored entities asset-backed securities	$ 50	$ 1	$ —	$—	$ 50	$ 1

The amortized cost and estimated fair value of investments in debt securities at December 31, 2010, are shown in the following table by contractual maturity or the expected call date, except for asset-backed securities, which are shown as a single total, due to the unpredictability of the timing in principal repayments.

(In thousands)	Amortized Cost	Estimated Fair Value
Securities Available-for-Sale		
U.S. Treasury and sponsored entities notes:		
Due within one year	$149,986	$ 152,913
Due one through five years	54,335	52,627
Due five through ten years	67,980	67,773
Total	$272,301	$ 273,313
Obligations of states and political subdivisions:		
Due within one year	$ 7,999	$ 8,195
Due one through five years	1,805	1,879
Due over ten years	1,011	970
Total	$ 10,815	$ 11,044
U.S. Government sponsored entities asset-backed securities:		
Total	$990,204	$1,011,412
Securities Held-to-Maturity		
Obligations of states and political subdivisions:		
Due within one year	$ 2,382	$ 2,389
Due one through five years	785	785
Total	$ 3,167	$ 3,174
U.S. Government sponsored entities asset-backed securities:		
Total	$670,403	$ 682,940

All of Park's securities shown in the above table as U.S. Treasury and sponsored entities notes are callable notes. These callable securities have a final maturity in 8 to 12 years, but are shown in the table at their expected call date.

Investment securities having a book value of $1,481 million and $1,720 million at December 31, 2010 and 2009, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements and to secure repurchase agreements sold, and as collateral for Federal Home Loan Bank (FHLB) advance borrowings.

At December 31, 2010, $736 million was pledged for government and trust department deposits, $668 million was pledged to secure repurchase agreements and $77 million was pledged as collateral for FHLB advance borrowings.

At December 31, 2009, $952 million was pledged for government and trust department deposits, $658 million was pledged to secure repurchase agreements and $110 million was pledged as collateral for FHLB advance borrowings.

At December 31, 2010, there were no holdings of securities of any one issuer, other than the U.S. Government and its sponsored entities, in an amount greater than 10% of shareholders' equity.

During 2010, Park's management sold investment securities during the first, second and fourth quarters. In total, these sales resulted in proceeds of $460.2 million and a pre-tax gain of $11.9 million.

During the first quarter of 2010, Park sold $200.7 million of U.S. Government sponsored entity mortgage-backed securities for a pre-tax gain of $8.3 million. During the second quarter of 2010, Park sold $57 million of U.S. Government sponsored entity mortgage-backed securities for a pre-tax gain of $3.5 million. During the fourth quarter of 2010, Park sold $115.8 million of U.S. Government sponsored entity callable notes for a small gain of $45,000.

During 2009, Park sold $204.3 million of U.S. Government sponsored entity mortgage-backed securities, realizing a pre-tax gain of $7.3 million. No gross losses were realized in 2010 or 2009.

5. LOANS

The composition of the loan portfolio is as follows:

December 31 (In thousands)	2010	2009
Commercial, financial and agricultural	$ 737,902	$ 751,277
Real estate:		
Commercial	1,226,616	1,130,672
Construction	406,480	495,518
Residential	1,692,209	1,555,390
Consumer	666,871	704,430
Leases	2,607	3,145
Total loans	$4,732,685	$4,640,432

The composition of the loan portfolio, by class of loan, as of December 31, 2010 is as follows:

(In thousands)	Loan Balance	Accrued Interest Receivable	Recorded Investment
Commercial, financial and agricultural*	$ 737,902	$ 2,886	$ 740,788
Commercial real estate*	1,226,616	4,804	1,231,420
Construction real estate:			
Vision commercial land and development	171,334	282	171,616
Remaining commercial	195,693	622	196,315
Mortgage	26,326	95	26,421
Installment	13,127	54	13,181
Residential real estate:			
Commercial	464,903	1,403	466,306
Mortgage	906,648	2,789	909,437
HELOC	260,463	1,014	261,477
Installment	60,195	255	60,450
Consumer	666,871	3,245	670,116
Leases	2,607	56	2,663
Total loans	$4,732,685	$17,505	$4,750,190

*Included within commercial, financial and agricultural loans and commercial real estate loans are an immaterial amount of consumer loans that are not broken out by class.

Loans are shown net of deferred origination fees, costs and unearned income of $6.7 million at December 31, 2010 and $6.3 million at December 31, 2009.

Overdrawn deposit accounts of $2.6 million and $3.3 million have been reclassified to loans at December 31, 2010 and 2009, respectively.

Nonperforming loans are summarized as follows at December 31, 2009:

December 31 (In thousands)	2009
Impaired loans:	
Nonaccrual	$201,001
Restructured (accruing)	142
Total impaired loans	201,143
Other nonaccrual loans	32,543
Total nonaccrual and restructured loans	$233,686
Loans past due 90 days or more and accruing	14,773
Total nonperforming loans	$248,459

The following table presents the recorded investment in nonaccrual, restructured, and loans past due 90 days or more and still accruing by class of loans as of December 31, 2010:

(In thousands)	Nonaccrual Loans	Accruing Restructured Loans	Loans Past Due 90 Days or More and Accruing	Total Nonperforming Loans
Commercial, financial and agricultural	$ 19,276	$—	$ —	$ 19,276
Commercial real estate	57,941	—	20	57,961
Construction real estate:				
Vision commercial land and development	87,424	—	—	87,424
Remaining commercial	27,080	—	—	27,080
Mortgage	354	—	—	354
Installment	417	—	13	430
Residential real estate:				
Commercial	60,227	—	—	60,227
Mortgage	32,479	—	2,175	34,654
HELOC	964	—	149	1,113
Installment	1,195	—	277	1,472
Consumer	1,911	—	1,059	2,970
Leases	—	—	—	—
Total loans	$289,268	$—	$3,693	$292,961

The following table provides additional information regarding those nonaccrual loans that are individually evaluated for impairment and those collectively evaluated for impairment at December 31, 2010.

(In thousands)	Nonaccrual	Loans Individually Evaluated for Impairment	Loans Collectively Evaluated for Impairment
Commercial, financial and agricultural	$ 19,276	$ 19,205	$ 71
Commercial real estate	57,941	57,930	11
Construction real estate:			
Vision commercial land and development	87,424	86,491	933
Remaining commercial	27,080	27,080	—
Mortgage	354	—	354
Installment	417	—	417
Residential real estate:			
Commercial	60,227	60,227	—
Mortgage	32,479	—	32,479
HELOC	964	—	964
Installment	1,195	—	1,195
Consumer	1,911	—	1,911
Leases	—	—	—
Total loans	$289,268	$250,933	$38,335

The majority of the loans individually evaluated for impairment were evaluated using the fair value of the collateral or present value of expected future cash flows as the measurement method.

Impaired loans were as follows at December 31, 2009:

December 31 (In thousands)	2009
Year-end loans with no allocated allowance for loan losses	$ 77,487
Year-end loans with allocated allowance for loan losses	123,656
Total	$201,143
Amount of the allowance for loan losses allocated	$ 36,721

The following table presents loans individually evaluated for impairment by class of loans as of December 31, 2010.

(In thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded			
Commercial, financial and agricultural	$ 9,347	$ 8,891	$ —
Commercial real estate	24,052	19,697	—
Construction real estate:			
Vision commercial land and development	23,021	20,162	—
Remaining commercial	15,192	14,630	—
Residential real estate:			
Commercial	51,261	47,009	—
With an allowance recorded			
Commercial, financial and agricultural	11,801	10,314	3,028
Commercial real estate	42,263	38,233	10,001
Construction real estate:			
Vision commercial land and development	92,122	66,329	23,585
Remaining commercial	20,676	12,450	2,802
Residential real estate:			
Commercial	14,799	13,218	4,043
Total	$304,534	$250,933	$43,459

Management's general practice is to proactively charge down loans individually evaluated for impairment to the fair value of the underlying collateral. At December 31, 2010, there were $12.5 million in partial charge-offs on loans individually evaluated for impairment with no related allowance recorded and an additional $41.1 million of partial charge-offs on loans individually evaluated for impairment that also had a specific reserve allocated.

The allowance for loan losses included specific reserves related to loans individually evaluated for impairment at December 31, 2010 and 2009, of $43.5 million and $36.7 million, respectively, related to loans with a recorded investment of $140.5 million and $123.7 million.

The average balance of loans individually evaluated for impairment was $210.4 million, $184.7 million and $130.6 million for 2010, 2009 and 2008, respectively.

Interest income on loans individually evaluated for impairment is recognized on a cash basis after all past due and current principal payments have been made. For the year ended December 31, 2010, the Corporation recognized a net reversal to interest income of $1.3 million, consisting of $948,000 in interest recognized at PNB and $2.2 million in interest reversed at Vision, on loans that were individually evaluated for impairment as of the end of the year. For the year ended December 31, 2009, the Corporation recognized a net reversal to interest income of $1.3 million, consisting of $1.8 million in interest recognized at PNB and $3.1 million in interest reversed at Vision, on loans that were individually evaluated for impairment as of the end of the year. For the year ended December 31, 2008, the Corporation recognized $0.9 million in interest income, consisting of $2.8 million in interest recognized at PNB and $1.9 million in interest reversed at Vision.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans.

(In thousands)	Accruing Loans Past Due 30–89 Days	Past Due Nonaccrual Loans and Loans Past Due 90 Days or More and Accruing	Total Past Due	Total Current	Total Recorded Investment
Commercial, financial and agricultural	$ 2,247	$ 15,622	$ 17,869	$ 722,919	**$ 740,788**
Commercial real estate	9,521	53,269	62,790	1,168,630	**1,231,420**
Construction real estate:					
Vision commercial land and development	2,406	65,130	67,536	104,080	**171,616**
Remaining commercial	141	19,687	19,828	176,487	**196,315**
Mortgage	479	148	627	25,794	**26,421**
Installment	235	399	634	12,547	**13,181**
Residential real estate:					
Commercial	3,281	26,845	30,126	436,180	**466,306**
Mortgage	17,460	24,422	41,882	867,555	**909,437**
HELOC	1,396	667	2,063	259,414	**261,477**
Installment	1,018	892	1,910	58,540	**60,450**
Consumer	11,204	2,465	13,669	656,447	**670,116**
Leases	5	—	5	2,658	**2,663**
Total loans	$49,393	$209,546	$258,939	$4,491,251	$4,750,190

Management's policy is to initially place all renegotiated loans (troubled debt restructurings) on nonaccrual status. At December 31, 2010, there were $80.7 million of troubled debt restructurings included in nonaccrual loan totals. Many of these troubled debt restructurings are performing under the renegotiated terms. At December 31, 2010, of the $80.7 million in troubled debt restructurings, $50.3 million were included within current loans presented above. Management will continue to review the renegotiated loans and may determine it appropriate to move certain of these loans back to accrual status in the future. At December 31, 2010, Park had commitments to lend $434,000 of additional funds to borrowers whose terms had been modified in a troubled debt restructuring.

Management utilizes past due information as a credit quality indicator across the loan portfolio. The past due information is the primary credit quality indicator within the following classes of loans: (1) mortgage loans and installment loans in the construction real estate segment; (2) mortgage loans, HELOC and installment loans in the residential real estate segment; and (3) consumer loans. The primary credit indicator for commercial loans is based on an internal grading system that grades all commercial loans from 1 to 8. Credit grades are continuously monitored by the respective loan officer and adjustments are made when appropriate. A grade of 1 indicates little or no credit risk and a grade of 8 is considered a loss. Commercial loans with grades of 1 to 4 (pass-rated) are considered to be of acceptable credit risk. Commercial loans graded a 5 (special mention) are considered to be watch list credits and a higher loan loss reserve percentage is allocated to these loans. Loans classified as special mention have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date. Commercial loans graded 6 (substandard), also considered watch list credits, are considered to represent higher credit risk and, as a result, a higher loan loss reserve percentage is allocated to these loans. Loans classified as substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Commercial loans that are graded a 7 (doubtful) are shown as nonperforming and Park generally charges these loans down to their fair value by taking a partial charge-off or recording a specific reserve.

Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Any commercial loan graded an 8 (loss) is completely charged-off. The table below presents the recorded investment by loan grade at December 31, 2010 for all commercial loans:

(In thousands)	5 Rated	6 Rated	Nonaccrual	Pass Rated	Recorded Investment
Commercial, financial and agricultural	$ 26,322	$ 11,447	$ 19,276	$ 683,743	**$ 740,788**
Commercial real estate	57,394	26,992	57,941	1,089,093	**1,231,420**
Construction real estate:					
Vision commercial land and development	10,220	7,941	87,424	66,031	**171,616**
Remaining commercial	14,021	39,062	27,080	116,152	**196,315**
Residential real estate:					
Commercial	29,206	18,117	60,227	358,756	**466,306**
Leases	—	—	—	2,663	**2,663**
Total commercial loans	**$137,163**	**$103,559**	**$251,948**	**$2,316,438**	**$2,809,108**

Management transfers a loan to other real estate owned at the time that Park takes possession of the asset. At December 31, 2010 and 2009, Park had $44.3 million and $41.2 million, respectively, of other real estate owned. Other real estate owned at Vision Bank has increased from $35.2 million at December 31, 2009 to $35.9 million at December 31, 2010.

Certain of the Corporation's executive officers and directors are loan customers of the Corporation's two banking subsidiaries. As of December 31, 2010 and 2009, loans and lines of credit aggregating approximately $53.6 million and $56.8 million, respectively, were outstanding to such parties. During 2010, $2.1 million of new loans were made to these executive officers and directors and repayments totaled $5.3 million. New loans and repayments for 2009 were $27.9 million and $9.5 million, respectively. Additionally, during 2009, $20.8 million in loans were removed from the aggregate amount reported due to the resignation of certain directors.

6. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

(In thousands)	2010	2009	2008
Average loans	**$4,642,478**	$4,594,436	$4,354,520
Allowance for loan losses:			
Beginning balance	**$ 116,717**	$ 100,088	$ 87,102
Charge-offs:			
Commercial, financial and agricultural	**8,484**	10,047	2,953
Commercial real estate	**7,748**	5,662	4,126
Construction real estate	**23,308**	21,956	34,052
Residential real estate	**18,401**	11,765	12,600
Consumer	**8,373**	9,583	9,181
Lease financing	**—**	9	4
Total charge-offs	**66,314**	59,022	62,916
Recoveries:			
Commercial, financial and agricultural	**1,237**	1,010	861
Commercial real estate	**850**	771	451
Construction real estate	**813**	1,322	137
Residential real estate	**1,429**	1,723	1,128
Consumer	**1,763**	2,001	2,807
Lease financing	**—**	3	31
Total recoveries	**6,092**	6,830	5,415
Net charge-offs	**60,222**	52,192	57,501
Provision for loan losses	**64,902**	68,821	70,487
Ending balance	**$ 121,397**	$ 116,717	$ 100,088
Ratio of net charge-offs to average loans	**1.30%**	1.14%	1.32%
Ratio of allowance for loan losses to end of period loans	**2.57%**	2.52%	2.23%

The composition of the allowance for loan losses at December 31, 2010 was as follows:

(In thousands)	Commercial, Financial and Agricultural	Commercial Real Estate	Construction Real Estate	Residential Real Estate	Consumer	Leases	Total
Allowance for loan losses:							
Ending allowance balance attributed to loans							
Individually evaluated for impairment	$ 3,028	$ 10,001	$ 26,387	$ 4,043	$ —	$ —	**$ 43,459**
Collectively evaluated for impairment	10,556	18,514	19,807	21,802	7,228	31	**77,938**
Total ending allowance balance	$ 13,584	$ 28,515	$ 46,194	$ 25,845	$ 7,228	$ 31	**$ 121,397**
Loan balance:							
Loans individually evaluated for impairment	$ 19,205	$ 57,930	$113,571	$ 60,227	$ —	$ —	**$ 250,933**
Loans collectively evaluated for impairment	718,697	1,168,686	292,909	1,631,982	666,871	2,607	**4,481,752**
Total ending loan balance	$737,902	$1,226,616	$406,480	$1,692,209	$666,871	$2,607	**$4,732,685**
Allowance for loan losses as a percentage of loan balance:							
Loans individually evaluated for impairment	15.77%	17.26%	23.23%	6.71%	—	—	**17.32%**
Loans collectively evaluated for impairment	1.47%	1.58%	6.76%	1.34%	1.08%	1.19%	**1.74%**
Total ending loan balance	1.84%	2.32%	11.36%	1.53%	1.08%	1.19%	**2.57%**
Recorded investment:							
Loans individually evaluated for impairment	$ 19,205	$ 57,930	$113,571	$ 60,227	$ —	$ —	**$ 250,933**
Loans collectively evaluated for impairment	721,583	1,173,490	293,962	1,637,443	670,116	2,663	**4,499,257**
Total ending loan balance	$740,788	$1,231,420	$407,533	$1,697,670	$670,116	$2,663	**$4,750,190**

The composition of the allowance for loan losses at December 31, 2009 was as follows:

(In thousands)	Outstanding Loan Balance	Allowance for Loan Losses	ALL as a % of Loan Balance
Loans collectively evaluated for impairment	$4,439,289	$ 79,996	1.80%
Loans indivdually evaluated for impairment	201,143	36,721	18.26%
Total loans and allowance for loan losses	$4,640,432	$116,717	2.52%

Loans collectively evaluated for impairment above include all performing loans at December 31, 2010 and 2009, as well as nonperforming loans internally classified as consumer loans. Nonperforming consumer loans are not typically evaluated for impairment, but receive a portion of the statistical allocation of the allowance for loan losses. Loans individually evaluated for impairment above include all impaired loans internally classified as commercial loans at December 31, 2010 and 2009, which are evaluated for impairment in accordance with GAAP (see Note 1 of these Notes to Consolidated Financial Statements).

7. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation are summarized as follows:

December 31 (In thousands)	2010	2009
Land	$ 23,827	$ 23,257
Buildings	78,185	75,583
Equipment, furniture and fixtures	61,086	56,822
Leasehold improvements	6,031	6,080
Total	$169,129	$161,742
Less accumulated depreciation and amortization	(99,562)	(92,651)
Premises and equipment, net	$ 69,567	$ 69,091

Depreciation and amortization expense amounted to $7.1 million, $7.5 million and $7.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Corporation leases certain premises and equipment accounted for as operating leases. The following is a schedule of the future minimum rental payments required for the next five years under such leases with initial terms in excess of one year:

(In thousands)	
2011	$ 1,987
2012	1,786
2013	1,629
2014	1,416
2015	1,161
Thereafter	4,103
Total	$12,082

Rent expense was $2.6 million, $2.8 million and $2.8 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

8. DEPOSITS

At December 31, 2010 and 2009, noninterest bearing and interest bearing deposits were as follows:

December 31 (In thousands)	2010	2009
Noninterest bearing	$ 937,719	$ 897,243
Interest bearing	4,157,701	4,290,809
Total	$5,095,420	$5,188,052

At December 31, 2010, the maturities of time deposits were as follows:

(In thousands)	
2011	$1,421,409
2012	323,421
2013	83,557
2014	69,535
2015	73,612
After 5 years	2,369
Total	$1,973,903

At December 31, 2010, Park had approximately $17.2 million of deposits received from executive officers, directors, and their related interests.

Maturities of time deposits of over $100,000 as of December 31, 2010 were:

December 31 (In thousands)	
3 months or less	$ 344,820
Over 3 months through 6 months	162,069
Over 6 months through 12 months	212,494
Over 12 months	180,454
Total	$ 899,837

Note: The table above includes brokered deposits of $104.1 million that are included within the 3 months or less maturity category.

9. SHORT-TERM BORROWINGS

Short-term borrowings were as follows:

December 31 (In thousands)	2010	2009
Securities sold under agreements to repurchase and federal funds purchased	$279,669	$294,219
Federal Home Loan Bank advances	384,000	30,000
Total short-term borrowings	$663,669	$324,219

The outstanding balances for all short-term borrowings as of December 31, 2010 and 2009 and the weighted-average interest rates as of and paid during each of the years then ended were as follows:

(In thousands)	Repurchase Agreements and Federal Funds Purchased	Federal Home Loan Bank Advances	Demand Notes Due U.S. Treasury and Other
2010:			
Ending balance	$279,669	$384,000	$ —
Highest month-end balance	295,467	384,000	—
Average daily balance	269,260	31,679	—
Weighted-average interest rate:			
As of year-end	0.32%	0.19%	—
Paid during the year	0.39%	0.39%	—
2009:			
Ending balance	$294,219	$ 30,000	$ —
Highest month-end balance	303,972	442,000	—
Average daily balance	281,941	137,792	—
Weighted-average interest rate:			
As of year-end	0.49%	0.49%	—
Paid during the year	0.82%	0.66%	—

At December 31, 2010, 2009 and 2008, Federal Home Loan Bank (FHLB) advances were collateralized by investment securities owned by the Corporation's subsidiary banks and by various loans pledged under a blanket agreement by the Corporation's subsidiary banks.

See Note 4 of these Notes to Consolidated Financial Statements for the amount of investment securities that are pledged. At December 31, 2010, $2,071 million of commercial real estate and residential mortgage loans were pledged under a blanket agreement to the FHLB by Park's subsidiary banks. At December 31, 2009, $1,959 million of commercial real estate and residential mortgage loans were pledged under a blanket agreement to the FHLB by Park's subsidiary banks.

Note 4 states that $668 million and $658 million of securities were pledged to secure repurchase agreements as of December 31, 2010 and 2009, respectively. Park's repurchase agreements in short-term borrowings consist of customer accounts and securities which are pledged on an individual security basis. Park's repurchase agreements with a third-party financial institution are classified in long-term debt. See Note 10 of these Notes to Consolidated Financial Statements.

10. LONG-TERM DEBT

Long-term debt is listed below:

December 31	2010		2009	
(In thousands)	Outstanding Balance	Average Rate	Outstanding Balance	Average Rate
Total Federal Home Loan Bank advances by year of maturity:				
2010	$ —	—	$ 17,560	5.68%
2011	16,460	1.99%	16,460	1.99%
2012	15,500	2.09%	15,500	2.09%
2013	500	4.03%	500	4.03%
2014	500	4.23%	500	4.23%
2015	—	0.00%	—	—
Thereafter	302,342	3.02%	302,371	3.02%
Total	$335,302	2.93%	$352,891	3.05%
Total broker repurchase agreements by year of maturity:				
After 2015	$300,000	4.04%	$300,000	4.04%
Total	$300,000	4.04%	$300,000	4.04%
Other borrowings by year of maturity:				
2010	$ —	—	$59	7.97%
2011	63	7.97%	63	7.97%
2012	69	7.97%	69	7.97%
2013	74	7.97%	74	7.97%
2014	81	7.97%	81	7.97%
2015	87	7.97%	87	7.97%
Thereafter	1,057	7.97%	1,057	7.97%
Total	$ 1,431	7.97%	$ 1,490	7.97%
Total combined long-term debt by year of maturity:				
2010	$ —	—	$ 17,619	5.69%
2011	16,523	2.01%	16,523	2.01%
2012	15,569	2.12%	15,569	2.12%
2013	574	4.54%	574	4.54%
2014	581	4.75%	581	4.75%
2015	87	7.97%	87	7.97%
Thereafter	603,399	3.54%	603,428	3.54%
Total	$636,733	3.46%	$654,381	3.52%

Other borrowings consist of a capital lease obligation of $1.4 million, pertaining to an arrangement that was part of the acquisition of Vision on March 9, 2007 and its associated minimum lease payments.

Park had approximately $603.4 million of long-term debt at December 31, 2010 with a contractual maturity longer than five years. However, approximately $600 million of this debt is callable by the issuer in 2011.

At December 31, 2010 and 2009, Federal Home Loan Bank (FHLB) advances were collateralized by investment securities owned by the Corporation's subsidiary banks and by various loans pledged under a blanket agreement by the Corporation's subsidiary banks.

See Note 4 of these Notes to Consolidated Financial Statements for the amount of investment securities that are pledged. See Note 9 of these Notes to Consolidated Financial Statements for the amount of commercial real estate and residential mortgage loans that are pledged to the FHLB.

11. SUBORDINATED DEBENTURES/NOTES

As part of the acquisition of Vision on March 9, 2007, Park became the successor to Vision under (i) the Amended and Restated Trust Agreement of Vision Bancshares Trust I (the "Trust"), dated as of December 5, 2005, (ii) the Junior Subordinated Indenture, dated as of December 5, 2005, and (iii) the Guarantee Agreement, also dated as of December 5, 2005.

On December 1, 2005, Vision formed a wholly-owned Delaware statutory business trust, Vision Bancshares Trust I ("Trust I"), which issued $15.0 million of the Trust's floating rate preferred securities (the "Trust Preferred Securities") to institutional investors. These Trust Preferred Securities qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of Trust I are owned by Park. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by Trust I to purchase $15.5 million of junior subordinated notes, which carry a floating rate based on a three-month LIBOR plus 148 basis points. The debentures represent the sole asset of Trust I. The Trust Preferred Securities accrue and pay distributions at a floating rate of three-month LIBOR plus 148 basis points per annum. The Trust Preferred Securities are mandatorily redeemable upon maturity of the notes in December 2035, or upon earlier redemption as provided in the notes. Park has the right to redeem the notes purchased by Trust I in whole or in part, on or after December 30, 2010. As specified in the indenture, if the notes are redeemed prior to maturity, the redemption price will be the principal amount, plus any unpaid accrued interest.

In accordance with GAAP, Trust I is not consolidated with Park's financial statements, but rather the subordinated notes are reflected as a liability.

On December 28, 2007, one of Park's wholly-owned subsidiary banks, The Park National Bank ("PNB"), entered into a Subordinated Debenture Purchase Agreement with USB Capital Funding Corp. Under the terms of the Purchase Agreement, USB Capital Funding Corp. purchased from PNB a Subordinated Debenture dated December 28, 2007, in the principal amount of $25 million, which matures on December 29, 2017. The Subordinated Debenture is intended to qualify as Tier 2 capital under the applicable regulations of the Office of the Comptroller of the Currency of the United States of America (the "OCC"). The Subordinated Debenture accrues and pays interest at a floating rate of three-month LIBOR plus 200 basis points. The Subordinated Debenture may not be prepaid in any amount prior to December 28, 2012; however, subsequent to that date, PNB may prepay, without penalty, all or a portion of the principal amount outstanding in a minimum amount of $5 million or any larger multiple of $5 million. The three-month LIBOR rate was 0.30% at December 31, 2010. On January 2, 2008, Park entered into an interest rate swap transaction, which was designated as a cash flow hedge against the variability of cash flows related to the Subordinated Debenture of $25 million (see Note 19 of these Notes to Consolidated Financial Statements).

On December 23, 2009, Park entered into a Note Purchase Agreement, dated December 23, 2009, with 38 purchasers (the "Purchasers"). Under the terms of the Note Purchase Agreement, the Purchasers purchased from Park an aggregate principal amount of $35.25 million of 10% Subordinated Notes due December 23, 2019 (the "Notes"). The Notes are intended to qualify as Tier 2 Capital under applicable rules and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Notes may not be prepaid in any amount prior to December 23, 2014; however, subsequent to that date, Park may prepay, without penalty, all or a portion of the principal amount outstanding. Of the $35.25 million in Notes, $14.05 million were purchased by related parties.

12. STOCK OPTION PLAN

The Park National Corporation 2005 Incentive Stock Option Plan (the "2005 Plan") was adopted by the Board of Directors of Park on January 18, 2005, and was approved by the shareholders at the Annual Meeting of Shareholders on April 18, 2005. Under the 2005 Plan, 1,500,000 common shares are authorized for delivery upon the exercise of incentive stock options. All of the common shares delivered upon the exercise of incentive stock options granted under the 2005 Plan are to be treasury shares. At December 31, 2010, 1,421,925 common shares were available for future grants under the 2005 Plan. Under the terms of the 2005 Plan, incentive stock options may be granted at a price not less than the fair market value at the date of the grant, and for an option term of up to five years. No additional incentive stock options may be granted under the 2005 Plan after January 17, 2015.

The fair value of each incentive stock option granted is estimated on the date of grant using a closed form option valuation (Black-Scholes) model. Expected volatilities are based on historical volatilities of Park's common stock. The Corporation uses historical data to estimate option exercise behavior. The expected term of incentive stock options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the incentive stock options is based on the U.S. Treasury yield curve in effect at the time of the grant.

The activity in the 2005 Plan is listed in the following table for 2010:

	Number	Weighted Average Exercise Price per Share
January 1, 2010	254,892	$ 97.78
Granted	—	—
Exercised	—	—
Forfeited/Expired	176,817	107.85
December 31, 2010	**78,075**	**$ 74.96**
Exercisable at year end		78,075
Weighted-average remaining contractual life		1.94 years
Aggregate intrinsic value		$0

There were no options granted or exercised in 2010, 2009 or 2008. Additionally, no expense was recognized for 2010, 2009 or 2008.

13. BENEFIT PLANS

The Corporation has a noncontributory Defined Benefit Pension Plan (the "Pension Plan") covering substantially all of the employees of the Corporation and its subsidiaries. The Pension Plan provides benefits based on an employee's years of service and compensation.

The Corporation's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes. Management made a $20 million contribution in January 2009, which was deductible on the 2008 tax return and as such was reflected as part of the deferred tax liabilities at December 31, 2008. In addition, management made a $10 million contribution in November 2009, which was deductible on the 2009 tax return and as such is reflected as part of deferred tax liabilities at December 31, 2009. Management contributed $2 million in September 2010, which will be deductible on the 2010 tax return and is reflected in deferred tax liabilities at December 31, 2010. In January 2011, management contributed $14 million, of which $12.4 million will be deductible on the 2010 tax return and $1.6 million on the 2011 tax return. The entire $12.4 million deductible on the 2010 tax return is reflected as part of the deferred tax liabilities at December 31, 2010. See Note 14 of these Notes to Consolidated Financial Statements. Park does not expect to make any additional contributions to the Pension Plan in 2011.

Using an accrual measurement date of December 31, 2010 and 2009, plan assets and benefit obligation activity for the Pension Plan are listed below:

(In thousands)	2010	2009
Change in fair value of plan assets		
Fair value at beginning of measurement period	**$75,815**	$38,506
Actual return on plan assets	**11,296**	11,689
Company contributions	**2,000**	30,000
Benefits paid	**(3,647)**	(4,380)
Fair value at end of measurement period	**$85,464**	$75,815
Change in benefit obligation		
Projected benefit obligation at beginning of measurement period	**$60,342**	$57,804
Service cost	**3,671**	3,813
Interest cost	**3,583**	3,432
Actuarial loss or (gain)	**10,215**	(327)
Benefits paid	**(3,647)**	(4,380)
Projected benefit obligation at the end of measurement period	**$74,164**	$60,342
Funded status at end of year (assets less benefit obligation)	**$11,300**	$15,473

The asset allocation for the Pension Plan as of the measurement date, by asset category, was as follows:

		Percentage of Plan Assets	
Asset Category	**Target Allocation**	**2010**	**2009**
Equity securities	50% – 100%	**86%**	83%
Fixed income and cash equivalents	remaining balance	**14%**	17%
Total	—	**100%**	100%

The investment policy, as established by the Retirement Plan Committee, is to invest assets according to the target allocation stated above. Assets will be reallocated periodically based on the investment strategy of the Retirement Plan Committee. The investment policy is reviewed periodically.

The expected long-term rate of return on plan assets was 7.75% in 2010 and 2009. This return was based on the expected return of each of the asset categories, weighted based on the median of the target allocation for each class.

The accumulated benefit obligation for the Pension Plan was $63.5 million and $52.6 million at December 31, 2010 and 2009, respectively.

On November 17, 2009, the Park Pension Plan completed the purchase of 115,800 common shares of Park for $7.0 million or $60.45 per share. At December 31, 2010 and 2009, the fair value of the 115,800 common shares held by the Pension Plan was $8.4 million, or $72.67 per share and $6.8 million, or $58.88 per share, respectively.

The weighted average assumptions used to determine benefit obligations at December 31, 2010 and December 31, 2009 were as follows:

	2010	2009
Discount rate	**5.50%**	6.00%
Rate of compensation increase	**3.00%**	3.00%

The estimated future pension benefit payments reflecting expected future service for the next ten years are shown below in thousands:

2011	$ 4,114
2012	4,372
2013	5,432
2014	5,957
2015	6,146
2016 – 2020	35,867
Total	**$61,888**

The following table shows ending balances of accumulated other comprehensive income (loss) at December 31, 2010 and 2009.

(In thousands)	2010	2009
Prior service cost	$ (93)	$ (115)
Net actuarial loss	(24,410)	(20,654)
Total	(24,503)	(20,769)
Deferred taxes	8,576	7,269
Accumulated other comprehensive loss	$(15,927)	$(13,500)

Using an actuarial measurement date of December 31 for 2010, 2009 and 2008, components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss) were as follows:

(In thousands)	2010	2009	2008
Components of net periodic benefit cost and other amounts recognized in Other Comprehensive Income (Loss)			
Service cost	$(3,671)	$ (3,813)	$ (3,451)
Interest cost	(3,583)	(3,432)	(3,157)
Expected return on plan assets	5,867	4,487	4,608
Amortization of prior service cost	(22)	(34)	(34)
Recognized net actuarial loss	(1,079)	(2,041)	—
Net periodic benefit cost	$(2,488)	$ (4,833)	$ (2,034)
Change to net actuarial (loss)/gain for the period	$(4,835)	$ 7,591	$(25,000)
Amortization of prior service cost	22	34	42
Amortization of net loss	1,079	2,041	—
Total recognized in other comprehensive (loss)/income	(3,734)	9,666	(24,958)
Total recognized in net benefit cost and other comprehensive (loss)/income	$(6,222)	$ 4,833	$(26,992)

The estimated prior service costs for the Pension Plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $20 thousand. The estimated net actuarial (loss) expected to be recognized in the next fiscal year is ($1.4) million.

The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2010 and 2009, are listed below:

	2010	2009
Discount rate	6.00%	6.00%
Rate of compensation increase	3.00%	3.00%
Expected long-term return on plan assets	7.75%	7.75%

Management believes the 7.75% expected long-term rate of return is an appropriate assumption given historical performance of the S&P 500 Index, which management believes is a good indicator of future performance of Pension Plan assets.

The Pension Plan maintains cash in a Park National Bank savings account, with a balance of $0.7 million at December 31, 2010.

GAAP defines fair value as the price that would be received by Park for an asset or paid by Park to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date, using the most advantageous market for the asset or liability. The fair values of equity securities, consisting of mutual fund investments and common stock held by the Pension Plan and the fixed income and cash equivalents, are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The market value of Pension Plan assets at December 31, 2010 was $85.5 million. At December 31, 2010, $73.5 million of equity investments in the Pension Plan were categorized as Level 1 inputs; $12.0 million of plan investments in corporate and U.S. government agency bonds are categorized as Level 2 inputs, as fair value is based on quoted market prices of comparable instruments; and no investments are categorized as Level 3 inputs. The market value of Pension Plan assets was $75.8 million at December 31, 2009. At December 31, 2009, $63.0 million of investments in the Pension Plan were categorized as Level 1 inputs; $12.8 million were categorized as Level 2; and no investments were categorized as Level 3.

The Corporation has a voluntary salary deferral plan covering substantially all of the employees of the Corporation and its subsidiaries. Eligible employees may contribute a portion of their compensation subject to a maximum statutory limitation. The Corporation provides a matching contribution established annually by the Corporation. Contribution expense for the Corporation was $1.0 million, $1.5 million, and $2.0 million for 2010, 2009 and 2008, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) covering certain key officers of the Corporation and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2010 and 2009, the accrued benefit cost for the SERP totaled $7.2 million and $7.4 million, respectively. The expense for the Corporation was $0.5 million for both 2010 and 2009 and $0.6 million for 2008.

14. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

December 31 (in thousands)	2010	2009
Deferred tax assets:		
Allowance for loan losses	$43,958	$42,236
Accumulated other comprehensive loss – interest rate swap	572	519
Accumulated other comprehensive loss – pension plan	8,576	7,269
Intangible assets	2,156	2,756
Deferred compensation	4,123	4,348
OREO devaluations	6,174	2,380
State net operating loss carryforwards	2,812	1,725
Other	4,988	5,273
Valuation allowance	(712)	—
Total deferred tax assets	$72,647	$66,506
Deferred tax liabilities:		
Accumulated other comprehensive income – unrealized gains on securities	$ 8,142	$16,221
Deferred investment income	10,199	10,201
Pension plan	16,835	12,664
Mortgage servicing rights	3,671	3,773
Purchase accounting adjustments	2,150	3,228
Other	2,176	1,285
Total deferred tax liabilities	$43,173	$47,372
Net deferred tax assets	$29,474	$19,134

Park performs an analysis to determine if a valuation allowance againstdeferred tax assets is required in accordance with GAAP. Vision Bank is subjectto state income tax in Alabama and Florida. A state tax benefit of $1.16 millionwas recorded by Vision Bank, consisting of a gross benefit of $2.26 million and a valuation allowance of $1.10 million. In the schedule of deferred taxes,the valuation allowance is shown net of the federal tax benefit of $384,000. Management has determined that the likelihood of realizing the full deferred tax asset on state net operating loss carryforwards fails to meet the more likely than not level. The net operating loss carryforward period for the state of Alabama and Florida are 8 years and 20 years, respectively. A merger of Vision Bank into Park National Bank would ensure the future utilization of the state net operating loss carryforward at Vision Bank. However, management is not certain when a merger of Vision Bank into Park National Bank can take place and as a result has decided to record a valuation allowance against new state tax benefit of losses at Vision Bank until management has a better understanding of the timing and likelihood of a merger of Vision Bank into Park National Bank.

Management has determined that it is not required to establish a valuation allowance against remaining deferred tax assets in accordance with GAAP since it is more likely than not that the deferred tax assets will be fully utilized in future periods.

The components of the provision for federal and state income taxes are shown below:

December 31 (in thousands)	2010	2009	2008
Currently payable			
Federal	**$26,130**	$32,148	$23,645
State	**109**	(273)	(44)
Deferred			
Federal	**345**	(6,745)	697
State	**(2,366)**	(2,187)	(2,287)
Valuation allowance			
Federal	**—**	—	—
State	**1,096**	—	—
Total	**$25,314**	$22,943	$22,011

The following is a reconciliation of federal income tax expense to the amount computed at the statutory rate of 35% for the years ended December 31, 2010, 2009 and 2008.

December 31	2010	2009	2008
Statutory federal corporate tax rate	**35.0%**	35.0%	35.0%
Changes in rates resulting from:			
Tax-exempt interest income, net of disallowed interest	**(1.2)%**	(1.3)%	(3.5)%
Bank owned life insurance	**(1.8)%**	(1.8)%	(5.0)%
Tax credits (low income housing)	**(5.0)%**	(4.8)%	(11.7)%
Goodwill impairment	**—**	—	50.7%
State income tax expense, net of federal benefit	**(1.5)%**	(1.6)%	(4.2)%
Valuation allowance, net of federal benefit	**0.7%**	—	—
Other	**(0.8)%**	(1.9)%	0.3%
Effective tax rate	**25.4%**	23.6%	61.6%

Park and its Ohio-based subsidiaries do not pay state income tax to the state of Ohio, but pay a franchise tax based on their year-end equity. The franchise tax expense is included in the state tax expense and is shown in "state taxes" on Park's Consolidated Statements of Income. Vision Bank is subject to state income tax, in the states of Alabama and Florida. State income tax benefit for Vision Bank is included in "income taxes" on Park's Consolidated Statements of Income. Vision Bank's 2010 state income tax benefit was $1.16 million, net of the recorded valuation allowance.

Unrecognized Tax Benefits

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits.

(In thousands)	2010	2009	2008
January 1 Balance	**$595**	$783	$828
Additions based on tax positions related to the current year	**69**	64	102
Additions for tax positions of prior years	**7**	—	18
Reductions for tax positions of prior years	**(131)**	(189)	(15)
Reductions due to statute of limitations	**(63)**	(63)	(150)
December 31 Balance	**$477**	$595	$783

The amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in the future periods at December 31, 2010, 2009 and 2008 was $370,000, $504,000 and $704,000, respectively. Park does not expect the total amount of unrecognized tax benefits to significantly increase or decrease during the next year.

The (income)/expense related to interest and penalties recorded in the Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008 was $(10,500), $(18,000) and $16,000, respectively. The amount accrued for interest and penalties at December 31, 2010, 2009 and 2008 was $60,500, $71,000 and $89,000, respectively.

Park and its subsidiaries are subject to U.S. federal income tax. Some of Park's subsidiaries are subject to state income tax in the following states: Alabama, Florida, California and Kentucky. Park is no longer subject to examination by federal or state taxing authorities for the tax year 2006 and the years prior.

The 2007 and 2008 federal income tax returns of Park National Corporation are currently under examination by the Internal Revenue Service. Additionally, the 2009 State of Ohio franchise tax return is currently under examination. Park does not expect material adjustments from the examinations.

15. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes are shown in the following table for the years ended December 31, 2010, 2009 and 2008.

Year ended December 31 (In thousands)	Before-Tax Amount	Tax Effect	Net-of-Tax Amount
2010:			
Unrealized losses on available-for-sale securities	**$(11,218)**	**$(3,926)**	**$ (7,292)**
Reclassification adjustment for gains realized in net income	**(11,864)**	**(4,152)**	**(7,712)**
Unrealized net holding loss on cash flow hedge	**(151)**	**(53)**	**(98)**
Changes in pension plan assets and benefit obligations recognized in Other Comprehensive Income	**(3,734)**	**(1,307)**	**(2,427)**
Other comprehensive loss	**$(26,967)**	**$(9,438)**	**$(17,529)**
2009:			
Unrealized gains on available-for-sale securities	$ 5,012	$ 1,754	$ 3,258
Reclassification adjustment for gains realized in net income	(7,340)	(2,569)	(4,771)
Unrealized net holding gain on cash flow hedge	454	159	295
Changes in pension plan assets and benefit obligations recognized in Other Comprehensive Income	9,666	3,383	6,283
Other comprehensive income	$ 7,792	$ 2,727	$ 5,065
2008:			
Unrealized gains on available-for-sale securities	$ 48,324	$16,913	$ 31,411
Reclassification adjustment for gains realized in net income	(1,115)	(390)	(725)
Unrealized net holding loss on cash flow hedge	(1,937)	(678)	(1,259)
Changes in pension plan assets and benefit obligations recognized in Other Comprehensive Income	(24,958)	(8,735)	(16,223)
Other comprehensive income	$ 20,314	$ 7,110	$ 13,204

The ending balance of each component of accumulated other comprehensive income (loss) was as follows as of December 31:

(In thousands)	2010	2009
Pension benefit adjustments	**$(15,927)**	$(13,500)
Unrealized net holding loss on cash flow hedge	**(1,062)**	(964)
Unrealized net holding gains on AFS Securities	**15,121**	30,125
Total accumulated other comprehensive income (loss)	**$ (1,868)**	$ 15,661

16. EARNINGS PER COMMON SHARE

GAAP requires the reporting of basic and diluted earnings per common share. Basic earnings per common share excludes any dilutive effects of options, warrants and convertible securities.

The following table sets forth the computation of basic and diluted earnings per common share:

Year ended December 31 (in thousands, except per share data)	2010	2009	2008
Numerator:			
Net income available to common shareholders	**$68,410**	$68,430	$13,566
Denominator:			
Basic earnings per common share: Weighted-average shares	**15,152,692**	14,206,335	13,965,219
Effect of dilutive securities – stock options and warrants	**3,043**	—	114
Diluted earnings per common share: Adjusted weighted-average shares and assumed conversions	**15,155,735**	14,206,335	13,965,333
Earnings per common share:			
Basic earnings per common share	**$4.51**	$4.82	$0.97
Diluted earnings per common share	**$4.51**	$4.82	$0.97

As of December 31, 2010 and 2009, options to purchase 78,075 and 254,892 common shares, respectively, were outstanding under Park's 2005 Plan. A warrant to purchase 227,376 common shares was outstanding at both December 31, 2010 and 2009 as a result of Park's participation in the CPP. Warrants to purchase an aggregate of 71,984 common shares were outstanding at December 31, 2010 as a result of the issuance of common stock and warrants which closed on December 10, 2010. In addition, warrants to purchase an aggregate of 500,000 common shares were outstanding at December 31, 2009 as a result of the issuance of common stock and warrants which closed on October 30, 2009. All warrants issued on October 30, 2009 had been exercised or expired as of December 31, 2010.

The common shares represented by the options and the warrants at December 31, 2010 and 2009, totaling a weighted average of 382,445 and 642,405, respectively, were not included in the computation of diluted earnings per common share because the respective exercise prices exceeded the market value of the underlying common shares such that their inclusion would have had an anti-dilutive effect. The warrant to purchase 227,376 common shares is not included in the 382,445 at December 31, 2010, as the dilutive effect of this warrant pertaining to the CPP was 3,043 shares of common stock at December 31, 2010. The exercise price of this warrant is $65.97.

17. DIVIDEND RESTRICTIONS

Bank regulators limit the amount of dividends a subsidiary bank can declare in any calendar year without obtaining prior approval. At December 31, 2010, approximately $52.8 million of the total stockholders' equity of PNB was available for the payment of dividends to the Corporation, without approval by the applicable regulatory authorities. Vision Bank is currently not permitted to pay dividends to the Corporation.

18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

The total amounts of off-balance sheet financial instruments with credit risk were as follows:

December 31 (in thousands)	2010	2009
Loan commitments	**$716,598**	$955,257
Standby letters of credit	**24,462**	36,340

The loan commitments are generally for variable rates of interest.

The Corporation grants retail, commercial and commercial real estate loans to customers primarily located in Ohio, Baldwin County, Alabama and the panhandle of Florida. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Although the Corporation has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the economic conditions in each borrower's geographic location and industry.

19. DERIVATIVE INSTRUMENTS

FASB ASC 815, *Derivatives and Hedging,* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by GAAP, the Company records all derivatives on the Consolidated Balance Sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivatives and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivatives is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified into earnings when the hedged transaction affects earnings, with any ineffective portion of changes in the fair value of the derivative recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction.

During the first quarter of 2008, the Company executed an interest rate swap to hedge a $25 million floating-rate subordinated note that was entered into by PNB during the fourth quarter of 2007. The Company's objective in using this derivative is to add stability to interest expense and to manage its exposure to interest rate risk. Our interest rate swap involves the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreement without exchange of the underlying principal amount, and has been designated as a cash flow hedge.

At December 31, 2010 and 2009, the interest rate swap's fair value of ($1.6) million and ($1.5) million, respectively, was included in other liabilities. No hedge ineffectiveness on the cash flow hedge was recognized during the twelve months ended December 31, 2010 or 2009. At December 31, 2010, the variable rate on the $25 million subordinated note was 2.30% (3-month LIBOR plus 200 basis points) and Park was paying 6.01% (4.01% fixed rate on the interest rate swap plus 200 basis points).

For the twelve months ended December 31, 2010 and 2009, the change in the fair value of the interest rate swap reported in other comprehensive income was a loss of $98,000 (net of taxes of $53,000) and income of $295,000 (net

of taxes of $159,000), respectively. Amounts reported in accumulated other comprehensive income related to the interest rate swap will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt.

As of December 31, 2010 and 2009, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes.

As of December 31, 2010 and December 31, 2009, Park had mortgage loan interest rate lock commitments outstanding of approximately $14.5 million and $17.5 million, respectively. Park has specific forward contracts to sell each of these loans to a third party investor. These loan commitments represent derivative instruments, which are required to be carried at fair value. The derivative instruments used are not designed as hedges under GAAP. The fair value of the derivative instruments was approximately $166,000 at December 31, 2010 and $214,000 at December 31, 2009. The fair value of the derivative instruments is included within loans held for sale and the corresponding income is included within non-yield loan fee income. Gains and losses resulting from expected sales of mortgage loans are recognized when the respective loan contract is entered into between the borrower, Park, and the third party investor. The fair value of Park's mortgage interest rate lock commitments (IRLCs) is based on current secondary market pricing.

In connection with the sale of Park's Class B Visa shares during the 2009 year, Park entered into a swap agreement with the purchaser of the shares. The swap agreement adjusts for dilution in the conversion ratio of Class B Visa shares resulting from certain Visa litigation. At December 31, 2010 and December 31, 2009, the fair value of the swap liability of $60,000 and $500,000, respectively, is an estimate of the exposure based upon probability-weighted potential Visa litigation losses.

20. LOAN SERVICING

Park serviced sold mortgage loans of $1,471 million at December 31, 2010 compared to $1,518 million at December 31, 2009, and $1,369 million at December 31, 2008. At December 31, 2010, $36.0 million of the sold mortgage loans were sold with recourse compared to $53 million at December 31, 2009. Management closely monitors the delinquency rates on the mortgage loans sold with recourse. At December 31, 2010, management determined that no liability was deemed necessary for these loans.

Park capitalized $3.1 million in mortgage servicing rights in 2010, $5.5 million in 2009 and $1.5 million in 2008. Park's amortization of mortgage servicing rights was $3.2 million in 2010, $4.0 million in 2009 and $1.7 million in 2008. The amortization of mortgage loan servicing rights is included within "Other service income". Generally, mortgage servicing rights are capitalized and amortized on an individual sold loan basis. When a sold mortgage loan is paid off, the related mortgage servicing rights are fully amortized.

Activity for mortgage servicing rights and the related valuation allowance follows:

December 31 (In thousands)	2010	2009
Mortgage servicing rights:		
Carrying amount, net, beginning of year	**$10,780**	$ 8,306
Additions	**3,062**	5,480
Amortization	**(3,180)**	(4,077)
Change in valuation allowance	**(174)**	1,071
Carrying amount, net, end of year	**$10,488**	$10,780
Valuation allowance:		
Beginning of year	**$ 574**	$ 1,645
Additions/(reductions) expensed	**174**	(1,071)
End of year	**$ 748**	$ 574

21. FAIR VALUES

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that Park uses to measure fair value are as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that Park has the ability to access as of the measurement date.
- Level 2: Level 1 inputs for assets or liabilities that are not actively traded. Also consists of an observable market price for a similar asset or liability. This includes the use of "matrix pricing" used to value debt securities absent the exclusive use of quoted prices.
- Level 3: Consists of unobservable inputs that are used to measure fair value when observable market inputs are not available. This could include the use of internally developed models, financial forecasting and similar inputs.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants at the balance sheet date. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and Park must use other valuation methods to develop a fair value. The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third party appraisals or internal estimates of collateral values.

Assets and Liabilities Measured on a Recurring Basis

The following table presents financial assets and liabilities measured on a recurring basis:

Fair Value Measurements at December 31, 2010 Using: (In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/10
ASSETS				
Investment Securities				
Obligations of U.S. Treasury and Other U.S. Government sponsored entities	$ —	$ 273,313	$ —	$ 273,313
Obligations of states and political subdivisions	—	8,446	2,598	11,044
U.S. Government sponsored entities' asset-backed securities	—	1,011,412	—	1,011,412
Equity securities	$1,008	—	745	1,753
Mortgage loans held for sale	—	8,340	—	8,340
Mortgage IRLCs	—	166	—	166
LIABILITIES				
Interest rate swap	$ —	$ (1,634)	$ —	$ (1,634)
Fair value swap	—	—	(60)	(60)

Fair Value Measurements at December 31, 2009 Using: (In thousands)	Level 1	Level 2	Level 3	Balance at 12/31/09
ASSETS				
Investment Securities				
Obligations of U.S. Treasury and Other U.S. Government sponsored entities	$ —	$ 347,595	$ —	$ 347,595
Obligations of states and political subdivisions	—	12,916	2,751	15,667
U.S. Government sponsored entities' asset-backed securities	—	922,903	—	922,903
Equity securities	1,562	—	—	1,562
Mortgage loans held for sale	—	9,551	—	9,551
Mortgage IRLCs	—	214	—	214
LIABILITIES				
Interest rate swap	$ —	$ (1,483)	$ —	$ (1,483)
Fair value swap	—	—	(500)	(500)

The following methods and assumptions were used by the Corporation in determining fair value of the financial assets and liabilities discussed above:

Investment Securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The Fair Value Measurements tables exclude Park's Federal Home Loan Bank stock and Federal Reserve Bank stock. These assets are carried at their respective redemption values, as it is not practicable to calculate their fair values. For securities where quoted prices or market prices of similar securities are not available, which include municipal securities, fair values are calculated using discounted cash flows.

Interest Rate Swap: The fair value of the interest rate swap represents the estimated amount Park would pay or receive to terminate the agreement, considering current interest rates and the current creditworthiness of the counterparty.

Fair Value Swap: The fair value of the swap agreement entered into with the purchaser of the Visa Class B shares represents an internally developed estimate of the exposure based upon probability-weighted potential Visa litigation losses.

Interest Rate Lock Commitments (IRLCs): IRLCs are based on current secondary market pricing and are classified as Level 2.

Mortgage Loans Held for Sale: Mortgage loans held for sale are carried at their fair value. Mortgage loans held for sale are estimated using security prices for similar product types and, therefore, are classified in Level 2.

The table below is a reconciliation of the beginning and ending balances of the Level 3 inputs for the years ended December 31, 2010 and 2009, for financial instruments measured on a recurring basis and classified as Level 3:

Level 3 Fair Value Measurements (In thousands)	Obligations of States and Political Subdivisions	Equity Securities	Fair Value Swap
Balance at December 31, 2009	$2,751	$ —	$(500)
Total gains/(losses)			
Included in earnings – realized	—	—	—
Included in earnings – unrealized	—	—	—
Included in Other Comprehensive Income	(43)	—	—
Purchases, sales, issuances and settlements, other, net	(110)	—	—
Other	—	—	(440)
Transfers in and/or out of Level 3	—	745	—
Balance at December 31, 2010	$2,598	$745	$ (60)
Balance at December 31, 2008	$2,705	$ —	$ —
Total gains/(losses)			
Included in earnings	—	—	—
Included in Other Comprehensive Income	46	—	—
Fair value swap	—	—	(500)
Balance at December 31, 2009	$2,751	$ —	$(500)

The fair value for several equity securities with a fair value of $745,000 as of December 31, 2010 was transferred out of Level 1 and into Level 3 because of a lack of observable market data for these investments. The Company's policy is to recognize transfers as of the end of the reporting period. As a result, the fair value for these equity securities was transferred on December 31, 2010.

Assets and Liabilities Measured on a Nonrecurring Basis

The following table presents financial assets and liabilities measured at fair value on a nonrecurring basis:

Fair Value Measurements at December 31, 2010 Using: (In thousands)	(Level 1)	(Level 2)	(Level 3)	Balance at 12/31/10
Impaired loans:				
Commercial, financial and agricultural	$—	$ —	$ 8,276	$ 8,276
Commercial real estate	—	—	32,354	32,354
Construction real estate:				
Vision commercial land and development	—	—	45,121	45,121
Remaining commercial	—	—	10,202	10,202
Residential real estate	—	—	15,304	15,304
Total impaired loans	**$—**	**$ —**	**$111,257**	**$111,257**
Mortgage servicing rights	—	3,813	—	3,813
Other real estate owned	—	—	44,325	44,325

Fair Value Measurements at December 31, 2009 Using: (In thousands)	(Level 1)	(Level 2)	(Level 3)	Balance at 12/31/09
Impaired loans	$—	$ —	$109,818	$109,818
Mortgage servicing rights	—	10,780	—	10,780
Other real estate owned	—	—	41,240	41,240

Impaired loans, which are usually measured for impairment using the fair value of collateral or present value of expected future cash flows, had a book value of $250.9 million at December 31, 2010, after partial charge-offs of $53.6 million. In addition, these loans had a specific valuation allowance of $43.5 million. Of the $250.9 million impaired loan portfolio, loans with a book value of $154.7 million were carried at their fair value of $111.3 million, as a result of the aforementioned charge-offs and specific valuation allowance. The remaining $96.2 million of impaired loans were carried at cost, as the fair value of the underlying collateral or present value of expected future cash flows on these loans exceeded the book value for each individual credit. At December 31, 2009, impaired loans had a book value of $201.1 million. Of these, $109.8 million were carried at fair value, as a result of partial charge-offs of $43.4

million and a specific valuation allowance of $36.7 million. The remaining $91.3 million of impaired loans at December 31, 2009 were carried at cost.

Mortgage servicing rights (MSRs), which are carried at the lower of cost or fair value, were recorded at $10.5 million at December 31, 2010. Of the $10.5 million MSR carrying balance at December 31, 2010, $3.8 million was recorded at fair value and included a valuation allowance of $748,000. The remaining $6.7 million was recorded at cost, as the fair value exceeded the cost at December 31, 2010. MSRs do not trade in active, open markets with readily observable prices. For example, sales of MSRs do occur, but precise terms and conditions typically are not readily available. As such, management, with the assistance of a third party specialist, determined fair value based on the discounted value of the future cash flows estimated to be received. Significant inputs include the discount rate and assumed prepayment speeds utilized. The calculated fair value was then compared to market vales where possible to ascertain the reasonableness of the valuation in relation to current market expectations for similar products. Accordingly, MSRs are classified in Level 2. At December 31, 2009, MSRs were recorded at a fair value of $10.8 million, including a valuation allowance of $574,000.

Other real estate owned (OREO) is recorded at fair value based on property appraisals, less estimated selling costs, at the date of transfer. The carrying value of OREO is not re-measured to fair value on a recurring basis, but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs. At December 31, 2010 and 2009, the estimated fair value of OREO, less estimated selling costs amounted to $44.3 million and $41.2 million, respectively. The financial impact of OREO valuation adjustments for the year ended December 31, 2010 was $10.6 million.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for assets and liabilities not discussed above:

Cash and cash equivalents: The carrying amounts reported in the Consolidated Balance Sheets for cash and short-term instruments approximate those assets' fair values.

Interest bearing deposits with other banks: The carrying amounts reported in the Consolidated Balance Sheets for interest bearing deposits with other banks approximate those assets' fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Off-balance sheet instruments: Fair values for the Corporation's loan commitments and standby letters of credit are based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amount and fair value were not material.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

Long-term debt: Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long-term debt to a schedule of monthly maturities.

Subordinated debentures/notes: Fair values for subordinated debentures and notes are estimated using a discounted cash flow calculation that applies interest rate spreads currently being offered on similar debt structures to a schedule of monthly maturities.

The fair value of financial instruments at December 31, 2010 and December 31, 2009, was as follows:

	2010		2009	
December 31, (In thousands)	**Carrying Value**	**Fair Value**	Carrying Value	Fair Value
Financial assets:				
Cash and money market instruments	**$ 133,780**	**$ 133,780**	$ 159,091	$ 159,091
Investment securities	**1,971,092**	**1,983,636**	1,794,641	1,811,177
Accrued interest receivable	**24,137**	**24,137**	24,354	24,354
Mortgage loans held for sale	**8,340**	**8,340**	9,551	9,551
Impaired loans carried at fair value	**111,257**	**111,257**	109,818	109,818
Other loans	**4,491,691**	**4,511,419**	4,404,346	4,411,526
Loans receivable, net	**$4,611,288**	**$4,631,016**	$4,523,715	$4,530,895
Financial liabilities:				
Noninterest bearing checking	**$ 937,719**	**$ 937,719**	$ 897,243	$ 897,243
Interest bearing transaction accounts	**1,283,159**	**1,283,159**	1,193,845	1,193,845
Savings	**899,288**	**899,288**	873,137	873,137
Time deposits	**1,973,903**	**1,990,163**	2,222,537	2,234,599
Other	**1,351**	**1,351**	1,290	1,290
Total deposits	**$5,095,420**	**$5,111,680**	$5,188,052	$5,200,114
Short-term borrowings	**663,669**	**663,669**	324,219	324,219
Long-term debt	**636,733**	**699,080**	654,381	703,699
Subordinated debentures/ notes	**75,250**	**63,099**	75,250	64,262
Accrued interest payable	**6,123**	**6,123**	9,330	9,330
Derivative financial instruments:				
Interest rate swap	**$ 1,634**	**$ 1,634**	$ 1,483	$ 1,483
Fair value swap	**60**	**60**	500	500

22. CAPITAL RATIOS

At December 31, 2010 and 2009, the Corporation and each of its two separately chartered banks had Tier 1, total risk-based capital and leverage ratios which were well above both the required minimum levels of 4.00%, 8.00% and 4.00%, respectively, and the well-capitalized levels of 6.00%, 10.00% and 5.00%, respectively.

The following table indicates the capital ratios for Park and each subsidiary at December 31, 2010 and December 31, 2009.

	2010			2009		
	Tier 1 Risk-Based	**Total Risk-Based**	**Leverage**	Tier 1 Risk-Based	Total Risk-Based	Leverage
Park National Bank	**9.43%**	**11.38%**	**6.68%**	8.81%	10.89%	6.27%
Vision Bank	**18.22%**	**19.55%**	**14.05%**	13.15%	14.46%	10.77%
Park	**13.52%**	**15.98%**	**9.77%**	12.45%	14.89%	9.04%

Failure to meet the minimum requirements above could cause the Federal Reserve Board to take action. Park's bank subsidiaries are also subject to these capital requirements by their primary regulators. As of December 31, 2010 and 2009, Park and its banking subsidiaries were well-capitalized and met all capital requirements to which each was subject. There are no conditions or events since the most recent regulatory report filings, by PNB or Vision Bank ("VB"), that management believes have changed the risk categories for either of the two banks.

The following table reflects various measures of capital for Park and each of PNB and VB:

(In thousands)	Actual Amount	Ratio	To Be Adequately Capitalized Amount	Ratio	To Be Well Capitalized Amount	Ratio
At December 31, 2010:						
Total risk-based capital (to risk-weighted assets)						
PNB	$495,668	11.38%	$348,452	8.00%	$435,565	10.00%
VB (1)	122,803	19.55%	50,249	8.00%	62,812	10.00%
Park	802,324	15.98%	401,590	8.00%	501,988	10.00%
Tier 1 risk-based capital (to risk-weighted assets)						
PNB	$410,879	9.43%	$174,226	4.00%	$261,339	6.00%
VB	114,471	18.22%	25,125	4.00%	37,687	6.00%
Park	678,506	13.52%	200,795	4.00%	301,193	6.00%
Leverage ratio (to average total assets)						
PNB	$410,879	6.68%	$246,084	4.00%	$307,605	5.00%
VB (1)	114,471	14.05%	32,585	4.00%	40,732	5.00%
Park	678,506	9.77%	277,824	4.00%	347,280	5.00%
At December 31, 2009:						
Total risk-based capital (to risk-weighted assets)						
PNB	$473,694	10.89%	$348,013	8.00%	$435,016	10.00%
VB	103,819	14.46%	57,454	8.00%	71,817	10.00%
Park	758,291	14.89%	407,366	8.00%	509,207	10.00%
Tier 1 risk-based capital (to risk-weighted assets)						
PNB	$383,296	8.81%	$174,006	4.00%	$261,010	6.00%
VB	94,408	13.15%	28,727	4.00%	43,090	6.00%
Park	633,726	12.45%	203,683	4.00%	305,524	6.00%
Leverage ratio (to average total assets)						
PNB	$383,296	6.27%	$244,368	4.00%	$305,460	5.00%
VB	94,408	10.77%	35,054	4.00%	43,818	5.00%
Park	633,726	9.04%	280,286	4.00%	350,357	5.00%

(1) Park management has agreed to maintain Vision Bank's total risk-based capital at 16.00% and the leverage ratio at 12.00%.

23. SEGMENT INFORMATION

The Corporation is a multi-bank holding company headquartered in Newark, Ohio. The operating segments for the Corporation are its two chartered bank subsidiaries, The Park National Bank (headquartered in Newark, Ohio) ("PNB") and Vision Bank (headquartered in Panama City, Florida) ("VB"). Guardian Financial Services Company ("GFSC") is a consumer finance company and is excluded from PNB for segment reporting purposes. GFSC is included within the presentation of "All Other" in the segment reporting tables that follow. During the third quarter of 2008, Park combined the eight separately chartered Ohio-based bank subsidiaries into one national bank charter, that of The Park National Bank. Prior to the charter mergers that were consummated in the third quarter of 2008, Park considered each of its nine chartered bank subsidiaries as a separate segment for financial reporting purposes. GAAP requires management to disclose information about the different types of business activities in which a company engages and also information on the different economic environments in which a company operates, so that the users of the financial statements can better understand a company's performance, better understand the potential for future cash flows, and make more informed judgments about the company as a whole. The change to two operating segments is in line with GAAP as there are: (i) two separate and distinct geographic markets in which Park operates; (ii) discrete financial information is available for each operating segment; and (iii) the segments are aligned with internal reporting to Park's Chief Executive Officer, who is the chief operating decision maker.

Operating Results for the year ended December 31, 2010 (In thousands)

	PNB	VB	All Other	Total
Net interest income	**$ 237,281**	**$ 27,867**	**$ 8,896**	**$ 274,044**
Provision for loan losses	**23,474**	**39,229**	**2,199**	**64,902**
Other income (loss)	**80,512**	**(3,407)**	**391**	**77,496**
Other expense	**144,051**	**31,623**	**11,433**	**187,107**
Income (loss) before taxes	**150,268**	**(46,392)**	**(4,345)**	**99,531**
Income taxes (benefit)	**47,320**	**(17,095)**	**(4,911)**	**25,314**
Net income (loss)	**$ 102,948**	**$ (29,297)**	**$ 566**	**$74,217**
Balances at December 31, 2010:				
Assets	**$6,495,558**	**$808,061**	**$ (5,242)**	**$7,298,377**
Loans	**4,074,775**	**640,580**	**17,330**	**4,732,685**
Deposits	**4,622,693**	**633,432**	**(160,705)**	**5,095,420**

Operating Results for the year ended December 31, 2009 (In thousands)

	PNB	VB	All Other	Total
Net interest income	$ 236,107	$ 25,634	$ 11,750	$ 273,491
Provision for loan losses	22,339	44,430	2,052	68,821
Other income (loss)	82,770	(2,047)	467	81,190
Other expense	148,048	28,091	12,586	188,725
Income (loss) before taxes	148,490	(48,934)	(2,421)	97,135
Income taxes (benefit)	47,032	(18,824)	(5,265)	22,943
Net income (loss)	$ 101,458	$ (30,110)	$ 2,844	$ 74,192
Balances at December 31, 2009:				
Assets	$6,182,257	$897,981	$ (39,909)	$7,040,329
Loans	3,950,599	677,018	12,815	4,640,432
Deposits	4,670,113	688,900	$(170,961)	5,188,052

Operating Results for the year ended December 31, 2008 (In thousands)	PNB	VB	All Other	Total
Net interest income	$ 219,843	$ 27,065	$ 8,965	$ 255,873
Provision for loan losses	21,512	46,963	2,012	70,487
Other income	81,310	3,014	510	84,834
Goodwill impairment charge	—	54,986	—	54,986
Other expense	137,295	27,149	15,071	179,515
Income (loss) before taxes	142,346	(99,019)	(7,608)	35,719
Income taxes (benefit)	47,081	(17,832)	(7,238)	22,011
Net income (loss)	$ 95,265	$ (81,187)	$ (370)	$ 13,708
Balances at December 31, 2008:				
Assets	$6,243,365	$917,041	$ (89,686)	$7,070,720
Loans	3,790,867	690,472	9,998	4,491,337
Deposits	4,210,439	636,635	(85,324)	4,761,750

Reconciliation of financial information for the reportable segments to the Corporation's consolidated totals:

(In thousands)	Net Interest Income	Depreciation Expense	Other Expense	Income Taxes	Assets	Deposits
2010:						
Totals for reportable segments	**$265,148**	**$7,109**	**$168,565**	**$30,225**	**$7,303,619**	**$5,256,125**
Elimination of intersegment items	**—**	**—**	**—**	**—**	**(77,876)**	**(160,705)**
Parent Co. and GFC totals – not eliminated	**8,896**	**17**	**11,416**	**(4,911)**	**72,634**	**—**
Totals	**$274,044**	**$7,126**	**$179,981**	**$25,314**	**$7,298,377**	**$5,095,420**
2009:						
Totals for reportable segments	$261,741	$7,451	$168,688	$28,208	$7,080,238	$5,359,013
Elimination of intersegment items	—	—	—	—	(114,214)	(170,961)
Parent Co. and GFC totals – not eliminated	11,750	22	12,564	(5,265)	74,305	—
Totals	$273,491	$7,473	$181,252	$22,943	$7,040,329	$5,188,052
2008:						
Totals for reportable segments	$246,908	$7,488	$211,942	$29,249	$7,160,406	$4,847,074
Elimination of intersegment items	—	—	—	—	(186,809)	(85,324)
Parent Co. and GFC totals – not eliminated	8,965	29	15,042	(7,238)	97,123	—
Totals	$255,873	$7,517	$226,984	$22,011	$7,070,720	$4,761,750

24. PARENT COMPANY STATEMENTS

The Parent Company statements should be read in conjunction with the consolidated financial statements and the information set forth below.

Investments in subsidiaries are accounted for using the equity method of accounting.

The effective tax rate for the Parent Company is substantially less than the statutory rate due principally to tax-exempt dividends from subsidiaries.

Cash represents noninterest bearing deposits with a bank subsidiary.

Net cash provided by operating activities reflects cash payments (received from subsidiaries) for income taxes of $5.97 million, $5.22 million and $8.23 million in 2010, 2009 and 2008, respectively.

At December 31, 2010 and 2009, stockholders' equity reflected in the Parent Company balance sheet includes $143 million and $125 million, respectively, of undistributed earnings of the Corporation's subsidiaries which are restricted from transfer as dividends to the Corporation.

Balance Sheets

December 31, 2010 and 2009

(In thousands)	2010	2009
Assets:		
Cash	**$160,011**	$155,908
Investment in subsidiaries	**617,317**	587,309
Debentures receivable from subsidiary banks	**5,000**	7,500
Other investments	**1,451**	1,288
Other assets	**69,845**	76,821
Total assets	**$853,624**	$828,826
Liabilities:		
Dividends payable	**$ —**	$ 651
Subordinated notes	**50,250**	50,250
Other liabilities	**57,550**	60,661
Total liabilities	**107,800**	111,562
Total stockholders' equity	**745,824**	717,264
Total liabilities and stockholders' equity	**$853,624**	$828,826

Statements of Income

for the years ended December 31, 2010, 2009 and 2008

(In thousands)	2010	2009	2008
Income:			
Dividends from subsidiaries	**$80,000**	$75,000	$ 93,850
Interest and dividends	**4,789**	4,715	3,639
Other	**411**	489	575
Total income	**85,200**	80,204	98,064
Expense:			
Other, net	**12,632**	10,322	14,158
Total expense	**12,632**	10,322	14,158
Income before federal taxes and equity in undistributed losses of subsidiaries	**72,568**	69,882	83,906
Federal income tax benefit	**5,993**	6,210	8,057
Income before equity in undistributed losses of subsidiaries	**78,561**	76,092	91,963
Equity in undistributed losses of subsidiaries	**(4,344)**	(1,900)	(78,255)
Net income	**$74,217**	$74,192	$ 13,708

Statements of Cash Flows

for the years ended December 31, 2010, 2009 and 2008

(In thousands)	2010	2009	2008
Operating activities:			
Net income	**$ 74,217**	$ 74,192	$ 13,708
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed losses of subsidiaries	**4,344**	1,900	78,255
Other than temporary impairment charge, investments	**23**	140	774
Decrease (increase) in other assets	**7,321**	(18,420)	9,244
(Decrease) increase in other liabilities	**(3,763)**	24,178	2,042
Net cash provided by operating activities	**82,142**	81,990	104,023
Investing activities:			
Purchase of investment securities	**—**	(113)	(158)
Capital contribution to subsidiary	**(52,000)**	(37,000)	(76,000)
Repayment of debentures receivable from subsidiaries	**2,500**	—	—
Net cash used in investing activities	**(49,500)**	(37,113)	(76,158)
Financing activities:			
Cash dividends paid	**$ (62,076)**	$ (58,035)	$(65,781)
Proceeds from issuance of common stock and warrants	**33,541**	53,475	—
Proceeds from issuance of subordinated notes	**—**	35,250	—
Cash payment for fractional shares	**(4)**	(2)	(3)
Proceeds from issuance of preferred stock	**—**	—	95,721
Net cash (used in) provided by financing activities	**(28,539)**	30,688	29,937
Increase in cash	**4,103**	75,565	57,802
Cash at beginning of year	**155,908**	80,343	22,541
Cash at end of year	**$160,011**	$155,908	$ 80,343

25. PARTICIPATION IN THE U.S. TREASURY CAPITAL PURCHASE PROGRAM

On December 23, 2008, Park issued $100 million of cumulative perpetual preferred shares, with a liquidation preference of $1,000 per share (the "Senior Preferred Shares"). The Senior Preferred Shares constitute Tier 1 capital and rank senior to Park's common shares. The Senior Preferred Shares pay cumulative dividends at a rate of 5% per annum through February 14, 2014 and will reset to a rate of 9% per annum thereafter. For the year ended December 31, 2010, Park recognized a charge to retained earnings of $5.8 million representing the preferred stock dividend and accretion of the discount on the preferred stock, associated with its participation in the CPP.

As part of its participation in the CPP, Park also issued a warrant to the U.S. Treasury to purchase 227,376 common shares, which is equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury, having an exercise price of $65.97. The initial exercise price for the warrant and the market price for determining the number of common shares subject to the warrant were determined by reference to the market price of the common shares on the date the Company's application for participation in the CPP was approved by the United States Department of the Treasury (calculated on a 20-day trailing average). The warrant has a term of 10 years.

A company that participates in the CPP must adopt certain standards for compensation and corporate governance, established under the American Recovery and Reinvestment Act of 2009 (the "ARRA"), which amended and replaced the executive compensation provisions of the Emergency Economic Stabilization Act of 2008 ("EESA") in their entirety, and the Interim Final Rule promulgated by the Secretary of the U.S. Treasury under 31 C.F.R. Part 30 (collectively, the "Troubled Asset Relief Program (TARP) Compensation Standards"). In addition, Park's ability to declare or pay dividends on or repurchase its common shares is partially restricted as a result of its participation in the CPP.

26. SALE OF COMMON SHARES AND ISSUANCE OF COMMON STOCK WARRANTS

During 2009, Park sold a total of 904,072 common shares, out of treasury shares, and issued, in conjunction with the October 30, 2009 registered public offering, 500,000 Series A/Series B Common Share Warrants. The common shares were issued at a weighted average sales price of $61.20 with net proceeds of $53.6 million. Through December 31, 2009, there were no exercises of the Series A/Series B Common Share Warrants.

During the year ended December 31, 2010, 437,200 common shares were issued upon the exercise of the Series A and Series B Common Share Warrants at a price of $67.75 per common share. Park raised $28.7 million, net of all selling costs, from the sale of the 437,200 common shares. The remaining portion of the Series B Common Share Warrants Park issued in October 2009 (covering 62,800 common shares) expired on October 30, 2010.

In addition, on December 10, 2010, Park sold, in a registered direct public offering, 71,984 common shares, out of treasury shares, for gross proceeds of $5.0 million. In addition to the common shares, Park also issued:

- Series A Common Share Warrants, which are exercisable within six months of the closing date, to purchase up to an aggregate of 35,992 common shares at an exercise price of $76.41.
- Series B Common Share Warrants, which are exercisable within twelve months of the closing date, to purchase up to an aggregate of 35,922 common shares at an exercise price of $76.41.

Net proceeds (net of all selling and legal expenses) from the December 10, 2010 sale of 71,984 Common Shares and Series A/Series B Common Share Warrants was $4.8 million. Through December 31, 2010, there were no exercises of the Series A/Series B Common Share Warrants issued in this registered direct public offering.

NOTES

NOTES

NOTES

PARK NATIONAL CORPORATION

Post Office Box 3500
Newark, Ohio 43058-3500
740.349.8451
ParkNationalCorp.com